                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [ ]

                       Post-Effective Amendment No.                     [ ]
                             (File No.         )
                                     and/or
     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [ ]
                              Amendment No. 23                          [X]
                            (File No. 811-09515)
                      (Check appropriate box or boxes.)

                            Exact Name of Registrant:
                      RiverSource Variable Life Account
             (previously American Enterprise Variable Life Account)

                               Name of Depositor:
                      RIVERSOURCE LIFE INSURANCE COMPANY
           (previously AMERICAN ENTERPRISE LIFE INSURANCE COMPANY)

          Address of Depositor's Principal Executive Offices, Zip Code
               Depositor's Telephone Number, including Area Code:

                       70100 Ameriprise Financial Center
                              Minneapolis, MN 55474
                                 (800) 333-3437

                     Name and Address of Agent for Service:

                            Mary Ellyn Minenko, Esq.
                       50605 Ameriprise Financial Center
                              Minneapolis, MN 55474

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8 (a), may determine.

Title of securities being registered: [Interests under Flexible Premium Variable Life Insurance Policy.]

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

Explanatory Note
----------------
Registrant is filing this registration statement to register interests under the RiverSource Signature Variable Universal Life policy described herein ("Policy") on a new Form N-6. Interests under the Policy were previously registered on Form N-6 (File No. 333-84121). IDS Life Insurance Company ("IDS Life") became the issuer of the Policies following the merger of its wholly-owned subsidiary, American Enterprise Life Insurance Company, with and into IDS Life. At the time of the merger, IDS Life was renamed RiverSource Life Insurance Company ("RiverSource Life"). As a result of the merger, American Enterprise Variable Life Account was transferred to RiverSource Life and changed its name to RiverSource Variable Life Account.

PROSPECTUS



JAN. 2, 2007



RIVERSOURCE(SM)



SIGNATURE

VARIABLE UNIVERSAL LIFE



INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY



ISSUED BY:  RIVERSOURCE LIFE INSURANCE COMPANY (RIVERSOURCE LIFE)

            829 Ameriprise Financial Center

            Minneapolis, MN 55474

            Telephone: (800) 333-3437

            Website address: riversource.com/lifeinsurance




            RIVERSOURCE VARIABLE LIFE ACCOUNT (PREVIOUSLY AMERICAN ENTERPRISE

            VARIABLE LIFE ACCOUNT)



NEW POLICIES ARE NOT CURRENTLY BEING OFFERED.




This prospectus contains information about the life insurance policy that you should know before investing in RiverSource Signature Variable Universal Life

(SIG - VUL).



The purpose of the policy is to provide life insurance protection on the life of the insured and to potentially build policy value. The policy is a long-term investment that provides a death benefit that we pay to the beneficiary upon the insured's death. You may direct your net premiums or transfers to:



-  A fixed account to which we credit interest.



-  Subaccounts that invest in underlying funds.



Prospectuses are available for the funds that are investment options under the policy. Please read all prospectuses carefully and keep them for future reference.



The policy may not be available in all jurisdictions. This prospectus constitutes an offering or solicitation only in those jurisdictions where such offering or solicitation may lawfully be made. State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders or endorsements are the controlling documents.



RiverSource Life has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the fund prospectuses. Do not rely on any such information or representations.



PLEASE NOTE THAT YOUR INVESTMENTS IN A POLICY AND ITS UNDERLYING FUNDS:



-  Are NOT deposits or obligations of a bank or financial institution;



-  Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation

   (FDIC) or any other government agency; and



-  Are subject to risks including loss of the amount you invested and the policy ending without value.



THE SECURITIES AND EXCHANGE COMMISSION (SEC) HAS NOT APPROVED OR DISAPPROVED

THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY

REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

TABLE OF CONTENTS





POLICY BENEFITS AND RISKS                                                     3

     Policy Benefits                                                          3

     Policy Risks                                                             5

     Fund Risks                                                               7



FEE TABLES                                                                    7

     Transaction Fees                                                         7

     Charges Other than Fund Operating Expenses                               8

     Annual Operating Expenses of the Funds                                   9



LOADS, FEES AND CHARGES                                                      11

     Premium Expense Charge                                                  11

     Monthly Deduction                                                       11

     Surrender Charge                                                        12

     Partial Surrender Charge                                                12

     Mortality and Expense Risk Charge                                       13

     Annual Operating Expenses of the Funds                                  13

     Effect of Loads, Fees and Charges                                       13

     Other Information on Charges                                            13



RIVERSOURCE LIFE                                                             13



THE VARIABLE ACCOUNT AND THE FUNDS                                           14

     Relationship Between Funds and Subaccounts                              23

     Substitution of Investments                                             23

     Voting Rights                                                           23



THE FIXED ACCOUNT                                                            23



PURCHASING YOUR POLICY                                                       24

     Application                                                             24

     Premiums                                                                24



POLICY VALUE                                                                 25

     Fixed Account                                                           25

     Subaccounts                                                             25



POLICY VALUE CREDITS                                                         26



KEEPING THE POLICY IN FORCE                                                  26

     No Lapse Guarantee                                                      26

     Grace Period                                                            26

     Reinstatement                                                           27

     Exchange Right                                                          27



PROCEEDS PAYABLE UPON DEATH                                                  27

     Change in Death Benefit Option                                          28

     Changes in Specified Amount                                             28

     Misstatement of Age or Sex                                              29

     Suicide                                                                 29

     Beneficiary                                                             29



TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS                          30

     Restrictions on Transfers                                               30

     Fixed Account Transfer Policies                                         31

     Minimum Transfer Amounts                                                32

     Maximum Transfer Amounts                                                32

     Maximum Number of Transfers Per Year                                    32

     Automated Transfers                                                     32

     Automated Dollar-Cost Averaging                                         33

     Asset Rebalancing                                                       33



POLICY LOANS                                                                 33

     Minimum Loan Amounts                                                    34

     Maximum Loan Amounts                                                    34

     Allocation of Loans to Accounts                                         34

     Repayments                                                              34

     Overdue Interest                                                        34

     Effect of Policy Loans                                                  34



POLICY SURRENDERS                                                            34

     Total Surrenders                                                        34

     Partial Surrenders                                                      35



TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER                            35



PAYMENT OF POLICY PROCEEDS                                                   36

     Payment Options                                                         36

     Deferral of Payments                                                    36



FEDERAL TAXES                                                                37

     RiverSource Life's Tax Status                                           37

     Taxation of Policy Proceeds                                             37

     Modified Endowment Contracts                                            39

     Other Tax Considerations                                                39

     Split Dollar Arrangements                                               40



DISTRIBUTION OF THE POLICY                                                   41



LEGAL PROCEEDINGS                                                            41



POLICY ILLUSTRATIONS                                                         42



KEY TERMS                                                                    45



FINANCIAL STATEMENTS                                                         46




CORPORATE CONSOLIDATION



On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its

affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any policy.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

POLICY BENEFITS AND RISKS



This summary describes the policy's important benefits and risks. The sections in the prospectus following this summary discuss the policy's benefits, risks and other provisions in more detail. For your convenience, we have defined certain words and phrases used in this prospectus in the "Key Terms" section.



POLICY BENEFITS





      POLICY BENEFIT                        WHAT IT MEANS                                 HOW IT WORKS


DEATH BENEFIT                 We will pay a benefit to the beneficiary of     The amount payable is the death benefit

                              the policy when the insured dies. Before the    amount minus any indebtedness as of the

                              insured's attained insurance age 100, your      death benefit valuation date. You may

                              policy's death benefit can never be less than   choose either of the following death

                              the specified amount unless you change that     benefit options:

                              amount or your policy has outstanding

                              indebtedness.                                   -  OPTION 1 (LEVEL AMOUNT): The death

                                                                                 benefit is the greater of the specified

                                                                                 amount or a percentage of policy value.



                                                                              -  OPTION 2 (VARIABLE AMOUNT): The death

                                                                                 benefit is the greater of the specified

                                                                                 amount plus the policy value, or a

                                                                                 percentage of policy value. You may

                                                                                 change the death benefit option or

                                                                                 specified amount within certain limits,

                                                                                 but doing so generally will affect

                                                                                 policy charges. On or after the

                                                                                 insured's attained insurance age 100,

                                                                                 the death benefit will be the cash

                                                                                 surrender value.



OPTIONAL INSURANCE BENEFITS   You may add optional benefits to your policy    AVAILABLE RIDERS YOU MAY ADD:

                              at an additional cost, in the form of riders

                              (if you meet certain requirements). The         -  ACCIDENTAL DEATH BENEFIT RIDER (ADB):

                              amounts of these benefits do not vary with         ADB provides an additional death

                              investment experience of the variable              benefit if the insured's death is

                              account. Certain restrictions apply and are        caused by accidental injury.

                              clearly described in the applicable rider.

                              These riders may not be available in all        -  ADDITIONAL INSURED RIDER (AIR): AIR

                              states.                                            provides a level, adjustable death

                                                                                 benefit on the life of each additional

                                                                                 insured covered.



                                                                              -  CHILDREN'S INSURANCE RIDER (CIR): CIR

                                                                                 provides level term coverage on each

                                                                                 eligible child.



                                                                              -  TERM INSURED RIDER (TIR): TIR provides

                                                                                 an additional level, adjustable death

                                                                                 benefit on the base insured.



                                                                              -  WAIVER OF MONTHLY DEDUCTION RIDER

                                                                                 (WMD): Under the WMD, we will waive the

                                                                                 monthly deduction if the insured

                                                                                 becomes totally disabled before

                                                                                 attained insurance age 60.



NO LAPSE GUARANTEE (NLG)      Your policy will not lapse (end without         NO LAPSE GUARANTEE: The policy has the NLG

                              value) if the NLG is in effect, even if the     option, which guarantees the policy will

                              cash surrender value is less than the amount    not lapse for five policy years. The NLG

                              needed to pay the monthly deduction.            remains in effect if you meet certain

                                                                              premium requirements and indebtedness does

                                                                              not exceed the policy value minus

                                                                              surrender charges.



FLEXIBLE PREMIUMS             You choose when to pay premiums and how much    When you apply for your policy, you state

                              premium to pay.                                 how much you intend to pay and whether you

                                                                              will pay quarterly, semiannually or

                                                                              annually. You may also make additional,

                                                                              unscheduled premium payments subject to

                                                                              certain limits. You cannot make premium

                                                                              payments on or after the insured's

                                                                              attained insurance age 100. We may refuse

                                                                              premiums in order to comply with the Code.

                                                                              Although you have flexibility in paying

                                                                              premiums, the amount and frequency of your

                                                                              payments will affect the policy value,

                                                                              cash surrender value and the length of

                                                                              time your policy will remain in force as

                                                                              well as affect whether the NLG remains in

                                                                              effect.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



      POLICY BENEFIT                        WHAT IT MEANS                                 HOW IT WORKS


POLICY VALUE CREDITS          You may receive a credit to your policy value   Currently, we credit the policy value on a

                              beginning in the 11th policy year.              pro rata basis with an amount equal on an

                                                                              annual basis to .45% of the policy value

                                                                              minus indebtedness. We reserve the right

                                                                              to change the credit percentage. No

                                                                              minimum credit is guaranteed. We also

                                                                              reserve the right to apply the credit on a

                                                                              monthly, quarterly, semiannual or annual

                                                                              basis as we determine.



RIGHT TO EXAMINE YOUR         You may return your policy for any reason and   You may mail or deliver the policy to our

POLICY ("FREE LOOK")          receive a refund of the policy value minus      home office or to your investment

                              any indebtedness plus any premium expense       professional with a written request for

                              charge and monthly deductions taken.            cancellation by the 20th day after you

                                                                              receive it. On the date your request is

                                                                              postmarked or received, the policy will

                                                                              immediately be considered void from the

                                                                              start. In Hawaii, Illinois, Louisiana,

                                                                              Minnesota, Missouri, Nebraska, North

                                                                              Carolina, South Carolina, Virginia,

                                                                              Washington, and Wisconsin, you will

                                                                              receive a full refund of all premiums

                                                                              paid.



                                                                              Under our current administrative practice,

                                                                              your request to cancel the policy under

                                                                              the "Free Look" provision will be honored

                                                                              if received at our home office within 30

                                                                              days from the latest of the following

                                                                              dates:



                                                                              -  The date we mail the policy from our

                                                                                 office



                                                                              -  The policy date (only if the policy is

                                                                                 issued in force)



                                                                              -  The date your investment professional

                                                                                 delivers the policy to you as evidenced

                                                                                 by our policy delivery receipt, which

                                                                                 you must sign and date. We reserve the

                                                                                 right to change or discontinue this

                                                                                 administrative practice at any time.



EXCHANGE RIGHT                For two years after the policy is issued, you   Because the policy itself offers a fixed

                              can exchange it for one that provides           return option, all you need to do is

                              benefits that do not vary with the investment   transfer all of the policy value in the

                              return of the subaccounts.                      subaccounts to the fixed account. This

                                                                              exchange does not require our underwriting

                                                                              approval. We do not issue a new policy.

                                                                              State restrictions may apply.



INVESTMENT CHOICES            You may direct your net premiums or transfer

                              your policy's value to:



                              -  THE VARIABLE ACCOUNT which consists of       -  UNDER THE VARIABLE ACCOUNT your

                                 subaccounts, each of which invests in a         policy's value may increase or decrease

                                 fund with a particular investment               daily, depending on the investment

                                 objective; or                                   return. No minimum amount is

                                                                                 guaranteed.



                              -  THE FIXED ACCOUNT which is our general       -  THE FIXED ACCOUNT earns interest rates

                                 investment account.                             that we adjust periodically. This rate

                                                                                 will never be lower than 4%.



SURRENDERS                    You may cancel the policy while it is in        The cash surrender value is the policy

                              force and receive its cash surrender value or   value minus indebtedness minus any

                              take a partial surrender out of your policy.    applicable surrender charges. Partial

                                                                              surrenders are available within certain

                                                                              limits for a fee.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



      POLICY BENEFIT                        WHAT IT MEANS                                 HOW IT WORKS


LOANS                         You may borrow against your policy's cash       Your policy secures the loan.

                              surrender value.



TRANSFERS                     You may transfer your policy's value.           You may transfer policy value from one

                                                                              subaccount to another or between

                                                                              subaccounts and the fixed account. Certain

                                                                              restrictions may apply. You can also

                                                                              arrange for automated transfers among the

                                                                              fixed account and subaccounts.




POLICY RISKS





      POLICY RISK                           WHAT IT MEANS                                 WHAT CAN HAPPEN


INVESTMENT RISK               You direct your net premiums or transfer your   -  You can lose cash values due to adverse

                              policy's value to a subaccount that drops in       investment experience. No minimum

                              value.                                             amount is guaranteed under the

                                                                                 subaccounts of the variable account.



                                                                              -  Your death benefit under Option 2 may

                                                                                 be lower due to adverse investment

                                                                                 experience.



                                                                              -  Your policy could lapse due to adverse

                                                                                 investment experience if the NLG is not

                                                                                 in effect and you do not pay the

                                                                                 premiums needed to maintain coverage.



                              You transfer your policy's value between        -  The value of the subaccount from which

                              subaccounts.                                       you transferred could increase while

                                                                                 the value of the subaccount to which

                                                                                 you transferred could decrease.



RISK OF LIMITED POLICY        The policy is not suitable as a short-term      -  If you are unable to afford the

VALUES IN EARLY YEARS         investment.                                        premiums needed to keep the policy in

                                                                                 force for a long period of time, your

                                                                                 policy could lapse with no value.



                              Your policy has little or no cash surrender     -  Surrender charges apply to this policy

                              value in the early policy years.                   for the first 15 policy years and for

                                                                                 15 years following any increase in

                                                                                 specified amount. Surrender charges can

                                                                                 significantly reduce policy value. Poor

                                                                                 investment performance can also

                                                                                 significantly reduce policy values.

                                                                                 During early policy years the cash

                                                                                 surrender value may be less than the

                                                                                 premiums you pay for the policy.



                              Your ability to take partial surrenders is      -  You cannot take partial surrenders

                              limited.                                           during the first policy year.



LAPSE RISK                    You do not pay the premiums needed to           -  We will not pay a death benefit if your

                              maintain coverage.                                 policy lapses.



                              Your policy may lapse due to surrender          -  Surrender charges affect the surrender

                              charges.                                           value, which is a measure we use to

                                                                                 determine whether your contract will

                                                                                 enter a grace period (and possibly

                                                                                 lapse). A partial surrender will reduce

                                                                                 the policy value, will reduce the death

                                                                                 benefit and may terminate the NLG.



                              You take a loan against your policy.            -  Taking a loan increases the risk that

                                                                                 your policy will lapse, will have a

                                                                                 permanent effect on the policy value,

                                                                                 will reduce the death benefit and may

                                                                                 terminate the NLG.



                                                                              -  The lapse may have adverse tax

                                                                                 consequences.



                              Your policy can lapse due to poor investment    -  Your policy could lapse due to adverse

                              performance.                                       investment experience if the NLG is not

                                                                                 in effect and you do not pay premium

                                                                                 needed to maintain coverage




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



      POLICY RISK                           WHAT IT MEANS                                 WHAT CAN HAPPEN


EXCHANGE/REPLACEMENT RISK     You drop another policy to buy this one.        -  You may pay surrender charges on the

                                                                                 policy you drop.

                                                                              -  This policy has surrender charges which

                                                                                 may extend beyond those in the policy

                                                                                 you drop.

                                                                              -  You will be subject to new

                                                                                 incontestability and suicide periods.

                                                                              -  You may be in a higher insurance

                                                                                 risk-rating category now and you may

                                                                                 pay higher premiums.



                              You use cash values or dividends from another   -  If you borrow from another policy to

                              policy to buy this one.                            buy this one, the loan reduces the

                                                                                 death benefit on the other policy. If

                                                                                 you fail to repay the loan and accrued

                                                                                 interest, you could lose the other

                                                                                 coverage and you may be subject to

                                                                                 income tax if the policy ends with a

                                                                                 loan against it.

                                                                              -  The exchange may have adverse tax

                                                                                 consequences.



TAX RISK                      Certain changes you make to the policy may      -  Federal income tax on earnings will

                              cause it to become a "modified endowment           apply to surrenders or loans from a

                              contract" for federal income tax purposes.         modified endowment contract or an

                                                                                 assignment of a modified endowment

                                                                                 contract. Earnings come out first on

                                                                                 surrenders or loans from a modified

                                                                                 endowment contract or an assignment of

                                                                                 a modified endowment contract. If you

                                                                                 are under age 59 1/2, a 10% penalty tax

                                                                                 also may apply to these earnings.



                              Your policy is not a modified endowment         -  You will be taxed on any earnings

                              contract and it lapses or is fully                 generated in the policy -- earnings in

                              surrendered with an outstanding policy loan.       policy cash value and earnings

                                                                                 previously taken via existing loans. It

                                                                                 could be the case that a policy with a

                                                                                 relatively small existing cash value

                                                                                 could have significant earnings that

                                                                                 will be taxed upon lapse or surrender

                                                                                 of the policy.



                              Congress may change current tax law at any      -  You could lose any or all of the

                              time. The interpretation of current tax law        specific federal income tax attributes

                              is subject to change by the Internal Revenue       and benefits of life insurance policy

                              Service (IRS) or the courts at any time.           including tax-deferred accrual of cash

                                                                                 values, your ability to take a loan

                                                                                 from the policy and income tax free

                                                                                 death benefits.



                              The policy fails to qualify as life insurance   -  Earnings are taxable as ordinary

                              for federal income tax purposes.                   income. Your beneficiary may have to

                                                                                 pay income tax on part or all of the

                                                                                 death benefit.



                              The IRS determines that you, not the Variable   -  You may be taxed on the income of each

                              Account, are the owner of the fund shares          subaccount to the extent of your

                              held by our Variable Account.                      investment.



                              You buy this policy to fund a tax-deferred      -  The tax-deferred accrual of cash values

                              retirement plan.                                   provided by the policy is unnecessary

                                                                                 because tax deferral is provided by the

                                                                                 tax-deferred retirement plan.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

Variable life insurance is complex. Before you invest, be sure to ask your investment professional about the policy's features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your investment professional may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your investment professional about all the options that are available to you.



LIMITATIONS ON USE OF THE POLICY: If mandated by applicable law, including,

but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an owner's access to policy values or to satisfy other statutory obligations.. Under these circumstances we may refuse to implement requests for transfers,

surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.



FUND RISKS



A comprehensive discussion of the risks of each portfolio in which the subaccounts invest may be found in each fund's prospectus. Please refer to the prospectuses for the funds for more information. THE INVESTMENT

ADVISERS CANNOT GUARANTEE THAT THE FUNDS WILL MEET THEIR INVESTMENT

OBJECTIVES.



FEE TABLES



THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN

BUYING, OWNING AND SURRENDERING THE POLICY. THE FIRST TABLE DESCRIBES THE

FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE POLICY OR

SURRENDER THE POLICY.



TRANSACTION FEES





          CHARGE                          WHEN CHARGE IS DEDUCTED                             AMOUNT DEDUCTED


PREMIUM EXPENSE CHARGE        When you pay premium.                           3% of each premium payment.



SURRENDER CHARGE*             When you surrender your policy for its full     RATE PER $1,000 OF INITIAL SPECIFIED AMOUNT:

                              cash surrender value, or the policy lapses,

                              during the first 15 years and for 15 years      MINIMUM: $6.81 -- Female, Standard, Age 1

                              after requesting an increase in the specified

                              amount.                                         MAXIMUM: $57.75 -- Male, Smoker, Age 68



                                                                              REPRESENTATIVE INSURED: $10.59 -- Male,

                                                                              Preferred Nonsmoker, Age 30



PARTIAL SURRENDER CHARGE      When you surrender part of the value of your    The lesser of:

                              policy.

                                                                              -  $25; or



                                                                              -  2% of the amount surrendered.



FEES FOR EXPRESS MAIL AND     When we pay policy proceeds by express mail     -  $15 -- United States

ELECTRONIC FUND TRANSFERS     or electronic fund transfer.

OF LOAN PAYMENTS AND                                                          -  $30 -- International

SURRENDERS




*  This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your investment professional or RiverSource Life at the address or telephone number shown on the first page of this prospectus.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

THE NEXT TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY

DURING THE TIME THAT YOU OWN THE POLICY, NOT INCLUDING FUND FEES AND EXPENSES.



CHARGES OTHER THAN FUND OPERATING EXPENSES





          CHARGE                          WHEN CHARGE IS DEDUCTED                             AMOUNT DEDUCTED


COST OF INSURANCE CHARGES*    Monthly.                                        MONTHLY RATE PER $1,000 OF NET AMOUNT

                                                                              AT RISK:



                                                                              MINIMUM: $.06 -- Female, Standard, Age 10



                                                                              MAXIMUM: $83.33 -- Male, Smoker, Age 99



                                                                              REPRESENTATIVE INSURED: $.12 -- Male,

                                                                              Preferred Nonsmoker, Age 30



ADMINISTRATIVE CHARGE         Monthly.                                        GUARANTEED: $7 per month.



MORTALITY AND EXPENSE RISK    Daily.                                          GUARANTEED: .90% of the average daily net

CHARGE                                                                        asset value of the subaccounts for all

                                                                              policy years.



INTEREST RATE ON LOANS        Charged daily and due at the end of the         GUARANTEED: 6% per year.

                              policy year.

                                                                              CURRENT:



                                                                              -  6% for policy years 1-10;



                                                                              -  4% for policy years 11 and after.



ACCIDENTAL DEATH BENEFIT      Monthly.                                        MONTHLY RATE PER $1,000 OF ACCIDENTAL DEATH

RIDER (ADB)*                                                                  BENEFIT AMOUNT:



                                                                              -  MINIMUM: $.04 - Female, Age 5



                                                                              -  MAXIMUM: $.16 -- Male, Age 69



                                                                              -  REPRESENTATIVE INSURED: $0.08 -- Male,

                                                                                 Preferred Nonsmoker, Age 30



ADDITIONAL INSURED RIDER      Monthly.                                        MINIMUM: $.06 -- Female, Standard, Age 10

(AIR)*

                                                                              MAXIMUM: $83.33 -- Male, Smoker, Age 91



                                                                              REPRESENTATIVE INSURED: $.12 -- Male,

                                                                              Preferred Nonsmoker, Age 30



CHILDREN'S INSURANCE RIDER    Monthly.                                        MONTHLY RATE PER $1,000 OF CIR

(CIR)                                                                         SPECIFIED AMOUNT:



                                                                              -  $.58



TERM INSURED RIDER (TIR)*     Monthly.                                        MONTHLY RATE PER $1,000 OF NET AMOUNT AT

                                                                              RISK:



                                                                              MINIMUM: $.06 -- Female, Standard, Age 10



                                                                              MAXIMUM: $83.33 -- Male, Smoker, Age 99



                                                                              REPRESENTATIVE INSURED: $.12 -- Male,

                                                                              Preferred Nonsmoker, Age 30



WAIVER OF MONTHLY DEDUCTION   Monthly.                                        MONTHLY RATE PER $1,000 OF NET AMOUNT AT

RIDER (WMD)*                                                                  RISK PLUS THE AIR SPECIFIED AMOUNTS IF

                                                                              APPLICABLE:



                                                                              MINIMUM: $.01 -- Female, Standard, Age 5



                                                                              MAXIMUM: $.28 -- Male, Smoker, Age 59



                                                                              REPRESENTATIVE INSURED: $.02 -- Male,

                                                                              Preferred Nonsmoker, Age 30




*  This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your investment professional or RiverSource Life at the address or telephone number shown on the first page of this prospectus.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

ANNUAL OPERATING EXPENSES OF THE FUNDS




THE NEXT TWO TABLES DESCRIBE THE OPERATING EXPENSES OF THE FUNDS THAT YOU MAY

PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE POLICY. THE FIRST TABLE SHOWS

THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE FUNDS.

THE SECOND TABLE SHOWS THE FEES AND EXPENSES CHARGED BY EACH FUND. MORE DETAIL

CONCERNING EACH FUND'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUS FOR EACH

FUND.




MINIMUM AND MAXIMUM TOTAL ANNUAL OPERATING EXPENSES FOR THE FUNDS



(Including management fee, distribution and/or service (12b-1) fees and other expenses)(a)





                                                                              MINIMUM       MAXIMUM


Total expenses before fee waivers and/or expense reimbursements                 0.62%         3.57%




(a) Each fund deducts management fees and other expenses from fund assets. Fund assets include amounts you allocate to a particular fund. Funds may also charge 12b-1 fees that are used to finance any activity that is primarily intended to result in the sale of fund shares. Because 12b-1 fees are paid out of fund assets on an on-going basis, you may pay more if you select subaccounts investing in funds that have adopted 12b-1 plans than if you select subaccounts investing in funds that have not adopted 12b-1 plans. The fund or the fund's affiliates may pay us and/or our affiliates for promoting and supporting the offer, sale and servicing of fund shares. In addition,

    the fund's distributor and/or investment adviser, transfer agent or their affiliates may pay us and/or our affiliates for various services we or our affiliates provide. The amount of these payments will vary by fund and may be significant. See "The Variable Account and the Funds" for additional information, including potential conflicts of interest these payments may create. For a more complete description of each fund's fees and expenses and important disclosure regarding payments the fund and/or its affiliates make,

    please review the fund's prospectus and SAI.



TOTAL ANNUAL OPERATING EXPENSES FOR EACH FUND



(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)






                                                                                                         GROSS TOTAL

                                                                       MANAGEMENT    12b-1    OTHER         ANNUAL

                                                                          FEES        FEES   EXPENSES      EXPENSES


AIM V.I. Capital Appreciation Fund, Series I Shares                          0.61%      --%      0.29%          0.90%(1),(2)

AIM V.I. Capital Development Fund, Series I Shares                           0.75       --       0.34           1.09(1)

AIM V.I. Core Equity Fund, Series I Shares                                   0.60       --       0.27           0.87(1),(2)

AllianceBernstein VPS Global Technology Portfolio (Class B)                  0.75     0.25       0.17           1.17(3)

AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                   0.75     0.25       0.06           1.06(3)

AllianceBernstein VPS U.S. Government/High Grade Securities

 Portfolio (Class B)                                                         0.45     0.25       0.26           0.96(3)

Baron Capital Asset Fund - Insurance Shares                                  1.00     0.25       0.09           1.34(3)

Credit Suisse Trust - Mid-Cap Growth Portfolio                               0.90       --       0.47           1.37(4)

Fidelity(R) VIP Growth & Income Portfolio Service Class                      0.47     0.10       0.12           0.69(5)

Fidelity(R) VIP Mid Cap Portfolio Service Class                              0.57     0.10       0.12           0.79(5)

Fidelity(R) VIP Overseas Portfolio Service Class                             0.72     0.10       0.17           0.99(5)

FTVIPT Franklin Real Estate Fund - Class 2                                   0.47     0.25       0.02           0.74(6),(7)

FTVIPT Mutual Shares Securities Fund - Class 2                               0.60     0.25       0.18           1.03(7)

FTVIPT Templeton Foreign Securities Fund - Class 2                           0.65     0.25       0.17           1.07(8)

Goldman Sachs VIT Capital Growth Fund                                        0.75       --       0.15           0.90(9)

Goldman Sachs VIT International Equity Fund                                  1.00       --       0.36           1.36(9)

Goldman Sachs VIT Structured U.S. Equity Fund                                0.65       --       0.09           0.74(9)

JPMorgan U.S. Large Cap Core Equity Portfolio                                0.35       --       0.50           0.85(3)

Lazard Retirement Equity Portfolio                                           0.75     0.25       2.57           3.57

Lazard Retirement International Equity Portfolio                             0.75     0.25       0.21           1.21

MFS(R) New Discovery Series - Initial Class                                  0.90       --       0.16           1.06(10)

MFS(R) Research Series - Initial Class                                       0.75       --       0.18           0.93(10)

MFS(R) Utilities Series - Initial Class                                      0.75       --       0.15           0.90(10)

Putnam VT Growth and Income Fund - Class IB Shares                           0.49     0.25       0.05           0.79(3)

Putnam VT International Equity Fund - Class IB Shares                        0.75     0.25       0.18           1.18(3)

Putnam VT International New Opportunities Fund -Class IB Shares              1.00     0.25       0.25           1.50

RiverSource(SM) Variable Portfolio - Balanced Fund                           0.47     0.13       0.15           0.75(11),(12),(13)

RiverSource(SM) Variable Portfolio - Cash Management Fund                    0.33     0.13       0.16           0.62(11),(12)

RiverSource(SM) Variable Portfolio - Diversified Bond Fund                   0.47     0.13       0.17           0.77(11),(12)

RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund          0.67     0.13       0.16           0.96(11),(12),(13)





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

(Before fee waivers and/or expense reimbursements, if applicable, as a percentage of average daily net assets)






                                                                                                         GROSS TOTAL

                                                                       MANAGEMENT    12b-1    OTHER         ANNUAL

                                                                          FEES        FEES   EXPENSES      EXPENSES


RiverSource(SM) Variable Portfolio - Growth Fund                             0.62%    0.13%      0.17%          0.92%(11),(12),(13)

RiverSource(SM) Variable Portfolio - High Yield Bond Fund                    0.59     0.13       0.17           0.89(11),(12)

RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                   0.55     0.13       0.14           0.82(11),(12),(13)

RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund     0.48     0.13       0.18           0.79(12),(13)

RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                0.74     0.13       0.22           1.09(11),(12),(13)

Royce Micro-Cap Portfolio                                                    1.25       --       0.07           1.32(3)

Royce Small-Cap Portfolio                                                    1.00       --       0.09           1.09(3)

Wanger International Small Cap                                               0.95       --       0.18           1.13(3)

Wanger U.S. Smaller Companies                                                0.90       --       0.05           0.95(3)






(1)  Figures shown in the table are for the year ended Dec. 31, 2005 and are expressed as a percentage of the Fund's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit total operating expenses of Series I shares to 1.30% of average daily nets assets. Effective upon the closing of the reorganization on May 1,

     2006, the advisor for AIM V.I. Core Equity Fund, Series I Shares has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit total operating expenses of Series I shares to 0.91% of average daily net assets. In determining the advisor's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the total operating expenses to exceed the limit stated above: (i) interest; (ii) taxes; (iii)

     dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of

     Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. Currently, the only expense offset arrangements from which the Fund may benefit are in the form of credits that the Fund receives from banks where the Fund or its transfer agent has deposit accounts in which it holds uninvested cash. Those credits are used to pay certain expenses incurred by the Fund. The expense limitation is in effect through April 30, 2007.



(2)  As a result of a reorganization of another Fund into the Fund, which occurred on May 1, 2006 for AIM V.I. Capital Appreciation Fund, Series I

     Shares and AIM V.I. Core Equity Fund, Series I Shares, the "Gross total annual expenses" have been restated to reflect such reorganization.



(3)  The Fund's expense figures are based on actual expenses for the fiscal year ended Dec. 31, 2005.



(4)  Fee waivers and or expense reimbursements may reduce expenses for the

     Portfolio, without which performance would be lower. Waivers and/or expense reimbursements may be discontinued at any time. For the period beginning

     March 1, 2006 through Feb. 28, 2007, Credit Suisse Asset Management, LLC will voluntarily waive an additional 0.05% of its advisory fees. After fee waivers and expense reimbursements net expenses would be 1.25% for Credit

     Suisse Trust - Mid-Cap Growth Portfolio.



(5)  A portion of the brokerage commissions that the Fund pays may be reimbursed and used to reduce the Fund's expenses. In addition, through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the Fund's custodian expenses. Including these reductions, the net expenses would have been 0.64% for Fidelity(R) VIP

     Growth & Income Portfolio Service Class, 0.74% for Fidelity(R) VIP Mid Cap

     Portfolio Service Class and 0.92% for Fidelity(R) VIP Overseas Portfolio

     Service Class. These offsets may be discontinued at any time.



(6)  The Fund's administration fee is paid indirectly through the management fee.



(7)  While the maximum amount payable under the Fund's class rule 12b-1 plan is

     0.35% per year of the Fund's class average annual net assets, the Fund's

     Board of Trustees has set the current rate at 0.25% per year.



(8)  The Fund's manager has agreed in advance to reduce its fees with respect to assets invested by the Fund in a Franklin Templeton Money Market Fund. This

     reduction is required by the Fund's Board of Trustees and an exemptive order by the Securities and Exchange Commission. The management fee reduction and net total annual expense was (0.05%) and 1.02%, respectively for FTVIPT Templeton Foreign Securities Fund - Class 2.



(9)  The Fund's annual operating expenses are based on actual expenses for the fiscal year ended Dec. 31, 2005. "Other expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to limit "Other expenses" (excluding management fees, transfer agent fees and expenses,

     taxes, interest, brokerage, litigation and indemnification costs,

     shareholder meeting and other extraordinary expenses) to the extent that such expenses exceed, on an annual basis, 0.11% of the Fund's average daily net assets for Goldman Sachs VIT Capital Growth Fund, 0.16% of the Fund's

     average daily net assets for Goldman Sachs VIT Structured U.S. Equity Fund and 0.16% of the Fund's average daily net assets for Goldman Sachs VIT

     International Equity Fund. The Investment Adviser may cease or modify the expense limitations at its discretion at any time. If this occurs, other expenses and total annual operating expenses may increase without shareholder approval.



(10) Each series has an expense offset arrangement that reduces the series'

     custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent, and may have entered into brokerage arrangements that reduced or recaptured series' expenses. Any such expense reductions are not reflected in the table. Had these expense reductions been taken into account, "Gross total annual expenses" would be lower.



(11) The Fund's expense figures are based on actual expenses for the fiscal year ended Aug. 31, 2006, adjusted to reflect current fees.



(12) The Fund has adopted a plan under Rule 12b-1 of the Investment Company Act of 1940. The Fund pays RiverSource Distributors, Inc. an annual fee of up to 0.125% of average daily net assets as payment for distributing its shares and providing shareholder services. Because this fee is paid out of the Fund's assets on an on-going basis, over time this fee will increase the cost of your investment and may cost you more than paying other types of sales charges.



(13) Management fees include the impact of a performance incentive adjustment fee that decreased the management fee by 0.04% for RiverSource(SM) Variable

     Portfolio - Balanced Fund, 0.02% for RiverSource(SM) Variable Portfolio -

     Large Cap Equity Fund and 0.05% for RiverSource(SM) Variable Portfolio -

     Small Cap Advantage Fund. Management fees include the impact of a performance incentive adjustment fee that increased the management fee by

     0.09% for RiverSource(SM) Variable Portfolio - Diversified Equity Income

     Fund, 0.02% for RiverSource(SM) Variable Portfolio - Growth Fund.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

LOADS, FEES AND CHARGES



Policy charges primarily compensate us for:



-  providing the insurance benefits of the policy;



-  issuing the policy;



-  administering the policy;



-  assuming certain risks in connection with the policy; and



-  distributing the policy.



We deduct some of these charges from your premium payments. We deduct others periodically from your policy value in the fixed account and/or subaccounts. We may also assess a charge if you surrender your policy or the policy lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.



PREMIUM EXPENSE CHARGE



We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the net premium, to the accounts you have selected.

The premium expense charge is 3% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with distributing the policy, including agents' commissions, advertising and printing of prospectuses and sales literature. It also may compensate us for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary and some states may not impose any tax on premiums we receive.



MONTHLY DEDUCTION



On each monthly date we deduct from the value of your policy in the fixed account and/or subaccounts an amount equal to the sum of:



1. the cost of insurance for the policy month;



2. the administrative charge shown in your policy; and



3. charges for any optional insurance benefits provided by rider for the policy month.



We explain each of the three components below.



You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the fixed account and from each of the subaccounts. You may change these percentages for future monthly deductions by writing to us.



We will take monthly deductions from the fixed account and the subaccounts on a pro rata basis if:



-  you do not specify the accounts from which you want us to take the monthly deduction, or



-  the value in the fixed account or any subaccount is insufficient to pay the portion of the monthly deduction you have specified.



If the cash surrender value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may lapse. However, the policy will not lapse if the NLG is in effect. (See "No Lapse Guarantee;" also "Grace

Period" and "Reinstatement.")



COMPONENTS OF THE MONTHLY DEDUCTION



1. COST OF INSURANCE: primarily, this is the cost of providing the death benefit under your policy. It depends on:



   -  the amount of the death benefit;



   -  the policy value; and



   -  the statistical risk that the insured will die in a given period.



The cost of insurance for a policy month is calculated as: [(A + B) X (C - D)]

                                                           -------------------

                                                                  1,000



where:



   (A) IS THE MONTHLY COST OF INSURANCE RATE based on the insured's attained insurance age, sex (unless unisex rates are required by law) and risk classification and election of WMD. Generally, the cost of insurance rate will increase as the insured's attained insurance age increases.



       We set the rates based on our expectations as to future mortality experience. We may change the rates from time to time; any change will apply to all individuals of the same rate classification. However, rates will not exceed the "Guaranteed Maximum Monthly Cost of Insurance Rates"

       shown in your policy, which are based on the 1980 Commissioners Standard

       Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.



   (B) IS ANY FLAT EXTRA INSURANCE CHARGES we assess as a result of special underwriting considerations.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

   (C) IS THE DEATH BENEFIT on the monthly date divided by 1.0032737 (which reduces our net amount at risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4.0%).



   (D) IS THE POLICY VALUE on the monthly date. At this point, the policy value has been reduced by the administrative charge, and any charges for optional riders with the exception of the WMD as it applies to the base policy.



2. ADMINISTRATIVE CHARGE: $7 per month. This charge primarily reimburses us for expenses associated with issuing the policy, such as processing the application (mostly underwriting) and setting up computer records; and

   associated with administering the policy, such as processing claims,

   maintaining records, making policy changes and communicating with owners.



3. OPTIONAL INSURANCE BENEFIT CHARGES: charges for any optional benefits you add to the policy by rider. (See "Fee Tables -- Charges Other than Fund Operating

   Expenses.")



NOTE FOR MONTANA RESIDENTS: Please disregard all policy provisions in this prospectus that are based on the sex of the insured. The policy will be issued on a unisex basis. Also disregard references to mortality tables; the tables will be replaced with an 80% male, 20% female blend of the 1980 Commissioners

Standard Ordinary Smoker and Nonsmoker Mortality Tables, Age Last Birthday.



SURRENDER CHARGE



If you surrender your policy or the policy lapses during the first 15 policy years and in the 15 years following an increase in specified amount, we will reduce your policy value, minus indebtedness, by the applicable surrender charge.



The surrender charge primarily reimburses us for costs of issuing the policy,

such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.



The maximum surrender charge for the initial specified amount is shown in your policy. It is based on the insured's insurance age, sex, risk classification and initial specified amount. The maximum surrender charge for the initial specified amount will decrease annually until it is zero at the beginning of the 16th policy year. If you increase the specified amount, an additional maximum surrender charge will apply. The additional maximum surrender charge in a revised policy will be based on the insured's attained insurance age, sex, risk classification and the amount of the increase. The additional maximum surrender charge will decrease annually until it is zero at the beginning of the 16th year following the increase.



The following table illustrates the maximum surrender charge for a male,

insurance age 30 qualifying for preferred nonsmoker rates. We assume the specified amount to be $200,000.





   LAPSE OR SURRENDER DURING YEAR           MAXIMUM SURRENDER CHARGE


                 1                                $ 2,118.00

                 2                                  1,976.80

                 3                                  1,835.60

                 4                                  1,694.40

                 5                                  1,553.20

                 6                                  1,412.00

                 7                                  1,270.80

                 8                                  1,129.60

                 9                                    988.40

                 10                                   847.20

                 11                                   706.00

                 12                                   564.80

                 13                                   423.60

                 14                                   282.40

                 15                                   141.20

                 16+                                    0.00




The amounts shown decrease on an annual basis.



PARTIAL SURRENDER CHARGE



If you surrender part of the value of your policy, we will charge you $25 (or 2%

of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

MORTALITY AND EXPENSE RISK CHARGE



We deduct this charge from the subaccounts. It is equal, on an annual basis, to

..90% of the average daily net asset value of the subaccounts. Computed daily,

the charge primarily compensates us for:



-  MORTALITY RISK -- the risk that the cost of insurance charge will be insufficient to meet actual claims.



-  EXPENSE RISK -- the risk that the administrative charge and the surrender charge (described above) may be insufficient to cover the cost of administering the policy.



Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and surrender charges discussed earlier. We will make up any further deficit from our general assets.



ANNUAL OPERATING EXPENSES OF THE FUNDS



Any applicable management fees, 12b-1 fees and other expenses of the funds are deducted from, and paid out of, the assets of the funds as described in each fund's prospectus.



EFFECT OF LOADS, FEES AND CHARGES



Your death benefits, policy values and cash surrender values may fluctuate due to an increase or decrease in the following charges:



-  cost of insurance charges;



-  surrender charges;



-  cost of optional insurance benefits;



-  administrative charges;



-  mortality and expense risk charges; and



-  annual operating expenses of the funds, including management fees, 12b-1 fees and other expenses.



In addition, your death benefits, policy values and cash surrender values may change daily as a result of the investment experience of the subaccounts.



OTHER INFORMATION ON CHARGES



We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.



RIVERSOURCE LIFE




We are a stock life insurance company organized in 1957 under the laws of the

State of Minnesota and are located at 70100 Ameriprise Financial Center,

Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial,

Inc.



We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

THE VARIABLE ACCOUNT AND THE FUNDS



THE VARIABLE ACCOUNT: The variable account consists of a number of subaccounts,

each of which invests in shares of a particular fund. Income, gains and losses of each subaccount are credited to or charged against the assets of that subaccount alone. Therefore, the investment performance of each subaccount is independent of the investment performance of our company assets. We will not charge a subaccount with the liabilities of any other subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.



THE FUNDS: The policy currently offers subaccounts investing in shares of the funds listed in the table below.



-  INVESTMENT OBJECTIVES: The investment managers and advisers cannot guarantee that the funds will meet their investment objectives. Please read the funds'

   prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.



-  FUND NAME AND MANAGEMENT: A fund underlying your policy in which a subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying fund is not the same as any publicly-traded retail mutual fund. Each underlying fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying fund may differ significantly from any publicly-traded retail mutual fund.



-  ELIGIBLE PURCHASERS: All funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The funds are not available to the public (see "Fund name and management" above).

   Some funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available funds simultaneously. Although we and the funds do not currently foresee any such disadvantages, the boards of directors or trustees of each fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the funds' prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each fund intends to comply with the diversification requirements under Section 817(h) of the

   Code.



-  REVENUE WE RECEIVE FROM THE FUNDS MAY CREATE POTENTIAL CONFLICTS OF INTEREST:

   We seek to provide a broad array of underlying funds taking into account the fees and charges imposed by each fund and the policy charges we impose. We select the underlying funds in which the subaccounts initially invest and upon any substitution (see "Substitution of Investments"). We also make all decisions regarding which funds to retain in a policy, which funds to add to a policy and which funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors.

   Objective factors include, but are not limited to, fund performance, fund expenses, classes of fund shares available, size of the fund, and investment objectives and investing style of the fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and sector weightings. We also consider the levels and types of revenue a fund, its distributor,

   investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to, compensation for administrative services provided with respect to the fund and support of marketing and distribution expenses incurred with respect to the fund.



   We and/or our affiliates receive from each of the funds, or the funds'

   affiliates, varying levels and types of revenue. The amount of this revenue is most often based on a percentage of average daily net assets invested in the fund. For example, the revenue we receive from affiliates of funds other than the RiverSource Variable Portfolio Funds (the "unaffiliated funds")

   currently ranges up to 0.55% of the average daily net assets invested in the fund through this policy and other policies and contracts we or our affiliates issue. In some cases, this revenue may be based, in part, on sales one of our affiliates makes of other securities including, but not limited to, publicly-traded retail mutual funds and/or the average daily net assets resulting from these sales. We or our affiliates may also receive revenue which is not based on a percentage of average daily net assets.



   The amount of this revenue varies by fund, may be significant and may create potential conflicts of interest. The greatest amount and percentage of revenue we and our affiliates receive comes from assets allocated to subaccounts investing in the RiverSource Variable Portfolio Funds (the

   "affiliated funds") that are managed by RiverSource Investments, LLC

   (RiverSource Investments), one of our affiliates. Employee compensation and operating goals at all levels are tied to the success of Ameriprise

   Financial, Inc. and its affiliates, including us. Certain employees may receive higher compensation and other benefits based, in part, on policy values that are invested in the RiverSource Variable Portfolio Funds. These revenue payments may also influence recommendations your investment professional makes regarding whether you should invest in the policy, and whether you should allocate premiums or policy value to a subaccount that invests in a particular fund (see "Distribution of the Policy").



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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



   The revenue we receive from a fund or its affiliates is in addition to revenue we receive from the charges you pay when buying, owning and surrendering the policy (see "Fee Tables"). However, the revenue we receive from a fund or its affiliates may come, at least in part, from the fund's fees and expenses you pay indirectly when you allocate policy value to the subaccount that invests in that fund.



   Please see the SAI for a table that ranks the unaffiliated funds according to total dollar amounts they and their affiliates paid to us and/or our affiliates in 2005.



-  WHY REVENUES ARE PAID TO US: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive this revenue for various purposes including, but not limited to:



   -  Compensating, training and educating investment professionals who sell the policies.



   -  Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their investment professionals,

      and granting access to investment professionals of our affiliated selling firms.



   -  Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the funds available under the policies to prospective and existing policy owners,

      authorized selling firms and investment professionals.



   -  Providing sub-transfer agency and shareholder servicing to policy owners.



   -  Promoting, including and/or retaining the fund's investment portfolios as underlying investment options in the policies.



   -  Advertising, printing and mailing sales literature, and printing and distributing prospectuses and reports.



   -  Furnishing personal services to policy owners, including education of policy owners, answering routine inquiries regarding a fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the National Association of Securities Dealers,

      Inc. (NASD).



   -  Subaccounting, transaction processing, recordkeeping and administration.



-  SOURCES OF REVENUE RECEIVED FROM AFFILIATED FUNDS: The affiliated funds are managed by RiverSource Investments. The sources of revenue we receive from these affiliated funds, or from affiliates of these funds, may include, but are not necessarily limited to, the following:



   -  Assets of the fund's adviser and transfer agent or an affiliate of these.

      The revenue resulting from these sources may be based either on a percentage of average daily net assets of the fund or on the actual cost of certain services we provide with respect to the fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.



   -  Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.



-  SOURCES OF REVENUE RECEIVED FROM UNAFFILIATED FUNDS: The unaffiliated funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated funds, or the funds' affiliates, may include, but are not necessarily limited to, the following:



   -  Assets of the fund's adviser, subadviser, transfer agent or an affiliate of these and assets of the fund's distributor or an affiliate. The revenue resulting from these sources usually is based on a percentage of average daily net assets of the fund but there may be other types of payment arrangements.



   -  Compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 fees" column of the "Annual Operating Expenses of the Funds" table.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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YOU CAN DIRECT YOUR NET PREMIUMS AND TRANSFERS TO ANY OR ALL OF THE SUBACCOUNTS

OF THE VARIABLE ACCOUNT THAT INVEST IN SHARES OF THE FOLLOWING FUNDS:






INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


AIM V.I. Capital                 Growth of capital. Invests principally in common stocks of      A I M Advisors, Inc.

Appreciation Fund,               companies likely to benefit from new or innovative products,

Series I Shares                  services or processes as well as those with above-average

                                 growth and excellent prospects for future growth. The fund can invest up to 25% of its total assets in foreign

                                 securities that involve risks not associated with investing solely in the United States.



AIM V.I. Capital                 Long-term growth of capital. Invests primarily in securities    A I M Advisors, Inc.

Development Fund,                (including common stocks, convertible securities and bonds)

Series I Shares                  of small- and medium-sized companies. The Fund may invest up to 25% of its total assets in foreign securities.



AIM V.I. Core Equity             Growth of capital. Invests normally at least 80% of its net     A I M Advisors, Inc.

Fund, Series I Shares            assets, plus the amount of any borrowings for investment

                                 purposes, in equity securities, including convertible

                                 securities of established companies that have long-term

                                 above-average growth in earnings and dividends and growth

                                 companies that are believed to have the potential for

                                 above-average growth in earnings and dividends. The Fund may invest up to 25% of its total assets in foreign securities.



AllianceBernstein                Long-term growth of capital. The Fund invests at least 80%      AllianceBernstein L.P.

VPS Global Technology            of its net assets in securities of companies that use

Portfolio (Class B)              technology extensively in the development of new or improved products or processes. Invests in a global portfolio of

                                 securities of U.S. and foreign companies selected for their growth potential.



AllianceBernstein VPS            Long-term growth of capital. Invests primarily in equity        AllianceBernstein L.P.

Large Cap Growth                 securities of U.S. companies. Unlike most equity funds, the

Portfolio (Class B)              Portfolio focuses on a relatively small number of

                                 intensively researched companies.



AllianceBernstein VPS            High level of current income consistent with preservation of    AllianceBernstein L.P.

U.S. Government/High             capital. Invests primarily in (1) U.S. government securities

Grade Securities Portfolio       and (2) other high-grade debt securities or, if unrated, of

(Class B)                        equivalent quality.



Baron Capital Asset              Capital appreciation. Invests primarily in securities of        BAMCO, Inc.

Fund - Insurance Shares          small- and medium-sized companies with undervalued assets or favorable growth prospects.



Credit Suisse Trust -            Maximum capital appreciation. Invests in U.S. equity            Credit Suisse Asset

Mid-Cap Growth Portfolio         securities of "mid-cap" growth companies with growth            Management, LLC

                                 characteristics such as positive earnings and potential for accelerated growth.





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


Fidelity(R) VIP                  Seeks high total return through a combination of current        Fidelity Management & Research

Growth & Income                  income and capital appreciation. Normally invests a majority    Company (FMR), investment

Portfolio Service Class          of assets in common stocks with a focus on those that pay       manager; FMR U.K., FMR Far East,

                                 current dividends and show potential for capital                sub-investment advisers.

                                 appreciation. May invest in bonds, including lower-quality debt securities, as well as stocks that are not currently

                                 paying dividends, but offer prospects for future income or capital appreciation. Invests in domestic and foreign

                                 issuers. The Fund invests in either "growth" stocks or

                                 "value" stocks or both.



Fidelity(R) VIP Mid Cap          Long-term growth of capital. Allocates assets across            FMR, investment manager;

Portfolio Service Class          different market sectors and maturities. Normally invests       FMR U.K., FMR Far East,

                                 primarily in common stocks. Normally invests at least 80% of    sub-investment advisers.

                                 assets in securities of companies with medium market

                                 capitalizations. May invest in companies with smaller or

                                 larger market capitalizations. Invests in domestic and

                                 foreign issuers. The Fund invests in either "growth" or

                                 "value" common stocks or both.



Fidelity(R) VIP Overseas         Long-term growth of capital. Normally invests primarily in      FMR, investment manager;

Portfolio Service Class          common stocks of foreign securities. Normally invests at        FMR U.K., FMR Far East, Fidelity

                                 least 80% of assets in non-U.S. securities.                     International Investment Advisors

                                                                                                 (FIIA) and FIIA U.K.,

                                                                                                 sub-investment advisers.



FTVIPT Franklin Real             Seeks capital appreciation, with current income as a            Franklin Advisers, Inc.

Estate Fund - Class 2            secondary goal. The Fund normally invests at least 80% of

                                 its net assets in investments of companies operating in the real estate sector.



FTVIPT Mutual Shares             Seeks capital appreciation, with income as a secondary goal.    Franklin Mutual Advisers, LLC

Securities Fund - Class 2        The Fund normally invests mainly in equity securities that the manager believes are undervalued. The Fund normally

                                 invests primarily in undervalued stocks and to a lesser

                                 extent in risk arbitrage securities and distressed

                                 companies.



FTVIPT Templeton                 Long-term capital growth. The Fund normally invests at least    Templeton Investment Counsel, LLC

Foreign Securities Fund -        80% of its net assets in investments of issuers located

Class 2                          outside the U.S., including those in emerging markets.



Goldman Sachs VIT                Seeks long-term growth of capital. The Fund invests, under      Goldman Sachs Asset Management,

Capital Growth Fund              normal circumstances, at least 90% of its total assets (not     L.P.

                                 including securities lending collateral and any investment of that collateral) measured at time of purchase ("Total

                                 Assets") in equity investments. The Fund seeks to achieve

                                 its investment objective by investing in a diversified

                                 portfolio of equity investments that are considered by the

                                 Investment Adviser to have long-term capital appreciation

                                 potential. Although the Fund invests primarily in publicly traded U.S. securities, it may invest up to 10% of its Total

                                 Assets in foreign securities, including securities of

                                 issuers in emerging countries and securities quoted in

                                 foreign currencies.





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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






INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


Goldman Sachs VIT                The Fund seeks long-term capital appreciation. The Fund         Goldman Sachs Asset Management

International Equity Fund        seeks this objective by investing in the stocks of leading      International

                                 companies within developed and emerging countries around the world, outside the U.S. The Fund invests, under normal

                                 circumstances, substantially all, and at least 80% of its

                                 net assets plus any borrowings for investment purposes

                                 (measured at time of purchase) ("Net Assets") in a

                                 diversified portfolio of equity investments in companies

                                 that are organized outside the United States or whose

                                 securities are principally traded outside the United States.

                                 The Fund intends to invest in companies with public stock

                                 market capitalizations that are larger than $2.5 billion at the time of investment. The Fund may allocate its assets

                                 among countries as determined by the Investment Adviser from time to time, provided the Fund's assets are invested in at least three foreign countries.



Goldman Sachs                    The Fund seeks long-term growth of capital and dividend         Goldman Sachs Asset

VIT Structured                   income. The Fund invests, under normal circumstances, at        Management, L.P.

U.S. Equity Fund                 least 90% of its total assets (not including securities

                                 lending collateral and any investment of that collateral)

                                 measured at time of purchase ("Total Assets") in a

                                 diversified portfolio of equity investments in U.S. issuers,

                                 including foreign companies that are traded in the United

                                 States. However, it is currently anticipated that, under

                                 normal circumstances, the Fund will invest at least 95% of its net assets plus any borrowings for investment purposes

                                 (measured at the time of purchase) in such equity

                                 investments. The Fund's investments are selected using both a variety of quantitative techniques and fundamental

                                 research in seeking to maximize the Fund's expected return,

                                 while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index. The Fund seeks a broad representation in most major sectors of the U.S.

                                 economy and a portfolio consisting of companies with average long-term earnings growth expectations and dividend yields.

                                 The Fund is not required to limit its investments to

                                 securities in the S&P 500 Index. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.



JPMorgan U.S. Large Cap          Seeks to provide a high total return from a portfolio of        J.P. Morgan Investment

Core Equity Portfolio            selected equity securities. Under normal circumstances, the     Management Inc.

                                 portfolio invests at least 80% of its assets in equity

                                 investments of large-cap U.S. companies. "Assets" means net assets, plus the amount of borrowings for investment

                                 purposes.





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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






INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


Lazard Retirement                Long-term capital appreciation. Invests primarily in equity     Lazard Asset Management, LLC

Equity Portfolio                 securities, principally common stocks, of relatively large

                                 U.S. companies with market capitalizations in the range of the S&P 500(R) Index that the Investment Manager believes

                                 are undervalued based on their earnings, cash flow or asset values.



Lazard Retirement                Long-term capital appreciation. Invests primarily in equity     Lazard Asset Management, LLC

International Equity             securities, principally common stocks, of relatively large

Portfolio                        non-U.S. companies with market capitalizations in the

                                 range of the Morgan Stanley Capital International (MSCI)

                                 Europe, Australia and Far East (EAFE(R)) Index that the

                                 Investment Manager believes are undervalued based on their earnings, cash flow or asset values.



MFS(R) New Discovery             Capital appreciation. Invests in at least 65% of its net        MFS Investment Management(R)

Series - Initial Class           assets in equity securities of emerging growth companies.



MFS(R) Research Series -         Long-term growth of capital and future income. Invests          MFS Investment Management(R)

Initial Class                    primarily in common stocks and related securities that

                                 have favorable prospects for long-term growth, attractive

                                 valuations based on current and expected earnings or cash

                                 flow, dominant or growing market share, and superior

                                 management.



MFS(R) Utilities Series -        Capital growth and current income. Invests primarily in         MFS Investment Management(R)

Initial Class                    equity and debt securities of domestic and foreign

                                 companies in the utilities industry.



Putnam VT Growth                 Seeks capital growth and current income. The fund               Putnam Investment

and Income Fund -                pursues its goal by investing mainly in common stocks of        Management, LLC

Class IB Shares                  U.S. companies, with a focus on value stocks that offer

                                 the potential for capital growth, current income or both.





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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






INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


Putnam VT International          Seeks capital appreciation. The fund pursues its goal by        Putnam Investment

Equity Fund -                    investing mainly in common stocks of companies outside          Management, LLC

Class IB Shares                  the United States that Putnam Management believes

                                 have favorable investment potential. Under normal

                                 circumstances, the fund invests at least 80% of its

                                 net assets in equity investments.



Putnam VT International          Seeks long-term capital appreciation. The fund pursues its      Putnam Investment

New Opportunities Fund -         goal by investing mainly in common stocks of companies          Management, LLC

Class IB Shares                  outside the United States with a focus on growth stocks.



RiverSource Variable             Maximum total investment return through a combination           RiverSource Investments, LLC

Portfolio - Balanced Fund        of capital growth and current income. Invests primarily in a combination of common and preferred stocks, bonds

                                 and other debt securities. Under normal market conditions,

                                 at least 50% of the Fund's total assets are invested in

                                 common stocks and no less than 25% of the Fund's total

                                 assets are invested in debt securities. The Fund may invest up to 25% of its total assets in foreign investments.



RiverSource Variable             Maximum current income consistent with liquidity and            RiverSource Investments, LLC

Portfolio - Cash                 stability of principal. Invests primarily in money market

Management Fund                  instruments, such as marketable debt obligations issued

                                 by corporations or the U.S. government or its agencies,

                                 bank certificates of deposit, bankers' acceptances,

                                 letters of credit, and commercial paper, including

                                 asset-backed commercial paper.



RiverSource Variable             High level of current income while attempting to conserve       RiverSource Investments, LLC

Portfolio - Diversified          the value of the investment and continuing a high level of

Bond Fund                        income for the longest period of time. Under normal

                                 market conditions, the Fund invests at least 80% of its net assets in bonds and other debt securities. At least 50% of the Fund's net assets will be invested in securities like

                                 those included in the Lehman Brothers Aggregate Bond

                                 Index (Index), which are investment grade and

                                 denominated in U.S. dollars. The Index includes securities issued by the U.S. government, corporate bonds, and

                                 mortgage- and asset-backed securities. Although the

                                 Fund emphasizes high- and medium-quality debt

                                 securities, it will assume some credit risk to achieve

                                 higher yield and/or capital appreciation by buying

                                 lower-quality (junk) bonds.





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


RiverSource Variable             High level of current income and, as a secondary goal,          RiverSource Investments, LLC

Portfolio - Diversified          steady growth of capital. Under normal market conditions,

Equity Income Fund               the Fund invests at least 80% of its net assets in

                                 dividend-paying common and preferred stocks.



RiverSource Variable             Long-term capital growth. Invests primarily in common           RiverSource Investments, LLC

Portfolio - Growth Fund          stocks and securities convertible into common stocks that

                                 appear to offer growth opportunities. These growth

                                 opportunities could result from new management, market

                                 developments, or technological superiority. The Fund may

                                 invest up to 25% of its total assets in foreign

                                 investments.



RiverSource Variable             High current income, with capital growth as a secondary         RiverSource Investments, LLC

Portfolio - High Yield           objective. Under normal market conditions, the Fund

Bond Fund                        invests at least 80% of its net assets in high-yielding,

                                 high-risk corporate bonds (junk bonds) issued by

                                 U.S. and foreign companies and governments.



RiverSource Variable             Capital appreciation. Under normal market conditions,           RiverSource Investments, LLC

Portfolio - Large Cap            the Fund invests at least 80% of its net assets in equity

Equity Fund                      securities of companies with market capitalization

                                 greater than $5 billion at the time of purchase.



RiverSource Variable             A high level of current income and safety of principal          RiverSource Investments, LLC

Portfolio - Short Duration       consistent with an investment in U.S. government and

U.S. Government Fund             government agency securities. Under normal market

                                 conditions, at least 80% of the Fund's net assets are

                                 invested in securities issued or guaranteed as to principal and interest by the U.S. government, its agencies or

                                 instrumentalities.



RiverSource Variable             Long-term capital growth. Under normal market                   RiverSource Investments, LLC,

Portfolio - Small Cap            conditions, at least 80% of the Fund's net assets are           adviser; Kenwood Capital

Advantage Fund                   invested in equity securities of companies with market          Management LLC, subadviser

                                 capitalization of up to $2 billion or that fall within the range of the Russell 2000(R) Index at the time of

                                 investment.



Royce Micro-Cap                  Long-term growth of capital. Invests primarily in a             Royce & Associates, LLC

Portfolio                        broadly diversified portfolio of equity securities issued

                                 by micro-cap companies (companies with stock market

                                 capitalizations below $500 million).





RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



INVESTING IN                     INVESTMENT OBJECTIVE AND POLICIES                               INVESTMENT ADVISER

------------------------------------------------------------------------------------------------------------------------------------


Royce Small-Cap                  Long-term growth of capital with current income as a            Royce & Associates, LLC

Portfolio                        secondary objective. Invests primarily in a limited number of equity securities issued by small companies with stock

                                 market capitalization below $2.5 billion.



Wanger International             Long-term growth of capital. Invests primarily in stocks        Columbia Wanger Asset

Small Cap                        of companies based outside the U.S. with market                 Management, L.P.

                                 capitalizations of less than $5 billion at time of

                                 initial purchase.



Wanger U.S. Smaller              Long-term growth of capital. Invests primarily in stocks        Columbia Wanger Asset

Companies                        of small- and medium-size U.S. companies with market            Management, L.P.

                                 capitalizations of less than $5 billion at time of

                                 initial purchase.






PLEASE REFER TO THE PROSPECTUSES FOR THE FUNDS FOR MORE INFORMATION. THESE

PROSPECTUSES ARE AVAILABLE BY CONTACTING US AT THE ADDRESS OR TELEPHONE NUMBER

ON THE FIRST PAGE OF THIS PROSPECTUS.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

RELATIONSHIP BETWEEN FUNDS AND SUBACCOUNTS



Each subaccount buys shares of the appropriate fund at net asset value without a sales charge. Dividends and capital gain distributions from a fund are reinvested at net asset value without a sales charge and held by the subaccount as an asset. Each subaccount redeems fund shares without a charge (unless the fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.



SUBSTITUTION OF INVESTMENTS



We may substitute the funds in which the subaccounts invest if:



-  laws or regulations change;



-  the existing funds become unavailable; or



-  in our judgment, the funds no longer are suitable for the subaccounts.



If any of these situations occur, and if we believe it is in the best interest of persons having voting rights under the policy, we have the right to substitute a fund currently listed in this prospectus (existing fund) for another fund (new fund). The new fund may have higher fees and/or operating expenses than the existing fund. Also, the new fund may have investment objectives and policies and/or investment advisers which differ from the existing fund.



We will notify you of any substitution or change. If we notify you that a subaccount will be eliminated or closed, you will have a certain period of time to tell us where to reallocate premiums or policy value currently allocated to that subaccount. If we do not receive your reallocation instructions by the due date, we automatically will reallocate to the subaccount investing in the

RiverSource Variable Portfolio - Cash Management Fund. You may then transfer this reallocated amount in accordance with the transfer provisions of your policy. A reallocation and subsequent transfer for this purpose will not count against any maximum number of transfers per year we may impose under the policy.

(See "Transfers Between the Fixed Account and Subaccounts.")



In the event of any such substitution or change, we may, without the consent or approval of owners, amend the policy and take whatever action is necessary and appropriate. However, we will not make any substitution or change without any necessary approval of the SEC or state insurance departments.



VOTING RIGHTS



As a policy owner with investments in any subaccount, you may vote on important fund matters. We are the legal owner of all fund shares and therefore hold all voting rights. However, to the extent required by law, we will vote the shares of each fund according to instructions we receive from owners. If we do not receive timely instructions from you, we will vote your shares in the same proportion as the shares for which we do receive instructions. We also will vote fund shares for which we have voting rights in the same proportion as those shares in that subaccount for which we receive instructions. We will send you notice of each shareholder meeting, together with any proxy solicitation materials and a statement of the number of votes for which you are entitled to give instructions.



THE FIXED ACCOUNT



You can allocate net premiums to the fixed account or transfer policy value from the subaccounts to the fixed account (with certain restrictions, explained in

"Transfers Between the Fixed Account and Subaccounts"). The fixed account is our general investment account. It includes all assets we own other than those in the variable account and other separate accounts. Subject to applicable law, we have sole discretion to decide how assets of the fixed account will be invested.



Placing policy value in the fixed account does not entitle you to share in the fixed account's investment experience, nor does it expose you to the account's investment risk. Instead, we guarantee that the policy value you place in the fixed account will accrue interest at an effective annual rate of at least 4%,

independent of the actual investment experience of the account. Keep in mind that this guarantee is based on our continued claims-paying ability. We are not obligated to credit interest at any rate higher than 4%, although we may do so at our sole discretion. Rates higher than 4% may change from time to time, at our discretion, and will be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these policies, the rates currently in effect for new and existing policies, product design, competition and our revenues and expenses. We will not credit interest in excess of 4% on any portion of policy value in the fixed account against which you have a policy loan outstanding.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

Because of exemptive and exclusionary provisions, interests in the fixed account have not been registered under the Securities Act of 1933 and the fixed account has not been registered as an investment company under the Investment Company

Act of 1940. Accordingly, neither the fixed account nor any interests in it are subject to the provisions of these Acts and the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

Disclosures regarding the fixed account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.



PURCHASING YOUR POLICY



APPLICATION



To apply for coverage, complete an application and send it with your premium payment to our home office. In your application, you:



-  select a specified amount of insurance;



-  select a death benefit option;



-  designate a beneficiary; and



-  state how premiums are to be allocated among the fixed account and/or the subaccounts.



INSURABILITY: Before issuing your policy, we require satisfactory evidence of the insurability of the person whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed individual is insurable under our underwriting rules. We may decline your application if we determine the individual is not insurable and we will return any premium you have paid.



AGE LIMIT: We generally will not issue a policy where the proposed insured is over the insurance age of 85. We may, however, do so at our sole discretion.



RISK CLASSIFICATION: The risk classification is based on the insured's health,

occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See "Loads, Fees and Charges.")



OTHER CONDITIONS: In addition to proving insurability, you and the insured must also meet certain conditions, stated in the application form, before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.



INCONTESTABILITY: We will have two years from the effective date of your policy to contest the truth of statements or representations in your application. After the policy has been in force during the insured's lifetime for two years from the policy date, we cannot contest the truth of statements or representations in your application.



PREMIUMS



PAYMENT OF PREMIUMS: In applying for your policy, you decide how much you intend to pay and how often you will make payments. DURING THE FIRST SEVERAL POLICY

YEARS UNTIL THE POLICY VALUE IS SUFFICIENT TO COVER THE SURRENDER CHARGE, WE

REQUIRE THAT YOU PAY PREMIUMS SUFFICIENT TO KEEP THE NLG IN EFFECT IN ORDER TO

KEEP THE POLICY IN FORCE.



You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy.

You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.



The scheduled premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip scheduled premium payments at any time if your cash surrender value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.



You may also change the amount and frequency of scheduled premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.



Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the policy value, cash surrender value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.



PREMIUM LIMITATIONS: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the insured's attained insurance age 100.



ALLOCATION OF PREMIUMS: Until the policy date, we hold premiums, if any, in the fixed account and we credit interest on the net premiums (gross premiums minus premium expense charge) at the current fixed account rate. As of the policy date, we will allocate any net premiums plus accrued interest to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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PURCHASING YOUR POLICY: We credit additional premiums you make to your accounts on the valuation date we receive them. If we receive an additional premium at our home office before the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the valuation date we received the premium. If we receive an additional premium at our home office at or after the close of business, we will credit any portion of that premium allocated to the subaccounts using the accumulation unit value we calculate on the next valuation date after we received the premium.



POLICY VALUE



The value of your policy is the sum of values in the fixed account and each subaccount of the variable account. We value your accounts as follows:



FIXED ACCOUNT



We value the amounts you allocated to the fixed account directly in dollars. The fixed account value equals:



-  the sum of your net premiums and transfer amounts (including loan transfers)

   allocated to the fixed account; plus



-  interest credited; minus



-  the sum of amounts surrendered (including any applicable surrender charges)

   and amounts transferred out (including loan transfers); minus



-  any portion of the monthly deduction for the coming month that is allocated to the fixed account.



SUBACCOUNTS



We convert amounts you allocated to the subaccounts into accumulation units.

Each time you allocate a net premium or transfer into one of the subaccounts, we credit a certain number of accumulation units to your policy for that subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a subaccount, or we assess a charge, we subtract a certain number of accumulation units from your policy value.



Accumulation units are the true measure of investment value in each subaccount.

They are related to, but not the same as, the net asset value of the fund in which the subaccount invests. The dollar value of each accumulation unit can rise or fall daily depending on the variable account expenses, performance of the fund and on certain fund expenses. Here is how we calculate accumulation unit values:



NUMBER OF UNITS: To calculate the number of accumulation units for a particular subaccount, we divide your investment by the current accumulation unit value.



ACCUMULATION UNIT VALUE: The current accumulation unit value for each subaccount equals the last value times the subaccount's current net investment factor.



WE DETERMINE THE NET INVESTMENT FACTOR BY:



-  adding the fund's current net asset value per share, plus the per share amount of any accrued income or capital gain dividends, to obtain a current adjusted net asset value per share; then



-  dividing that sum by the previous adjusted net asset value per share; and



-  subtracting the percentage factor representing the mortality and expense risk fee from the result.



FACTORS THAT AFFECT SUBACCOUNT ACCUMULATION UNITS: Accumulation units may change in two ways; in number and in value. Here are the factors that influence those changes:



The number of accumulation units you own may fluctuate due to:



-  additional net premiums allocated to the subaccounts;



-  transfers into or out of the subaccounts;



-  partial surrenders and partial surrender fees;



-  surrender charges; and/or



-  monthly deductions.



Accumulation unit values will fluctuate due to:



-  changes in underlying fund net asset value;



-  fund dividends distributed to the subaccounts;



-  fund capital gains or losses;



-  fund operating expenses; and



-  mortality and expense risk charges.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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WHEN VALUATIONS OCCUR: We calculate all policy values allocated to subaccounts and all transactions under the policy on any normal business day, Monday through

Friday, on which the New York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins. Valuation dates do not occur when the NYSE is closed as, for example, on Saturdays,

Sundays and national holidays.



Transactions include:



-  premium payments;



-  loan requests and repayments;



-  surrender requests; and



-  transfers.



We calculate the accumulation unit value of each subaccount on each valuation date. If we receive your transaction request at our home office before the close of business, we will process your transaction using the accumulation unit value we calculate on the valuation date we received your transaction request. On the other hand, if we receive your transaction request at our home office at or after the close of business, we will process your transaction using the accumulation unit value we calculate on the next valuation date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the close of business in order for us to process it using the accumulation unit value we calculate on that valuation date. If you were not able to complete your transaction before the close of business for any reason,

including telephone service interruptions or delays due to high call volume, we will process your transaction using the accumulation unit value we calculate on the next valuation date.



POLICY VALUE CREDITS



Beginning in the 11th policy year and while this policy is in force, we will periodically apply a policy value credit to your policy value.



On an annual basis, the policy value credit is an amount determined by multiplying (A) X (B) where:



   (a) is the policy value credit percentage at the time the calculation is made; and



   (b) is the policy value less indebtedness at the time the calculation is made.



Currently, the policy value credit percentage is equal, on an annual basis to

0.45%. We reserve the right to change the policy value credit percentage as well as to calculate and apply the policy value credit on a monthly, quarterly,

semiannual or annual basis. No minimum credit is guaranteed.



The policy value credit amount shall be applied to the policy value on a pro rata basis. We pay these credit amounts out of revenues from charges for policies that have been in force for more than ten years.




KEEPING THE POLICY IN FORCE




NO LAPSE GUARANTEE (NLG)



A feature of the policy guaranteeing the policy will remain in force for five policy years even if the cash surrender value is insufficient to pay the monthly deduction. The NLG will remain in effect as long as:



-  the sum of premiums paid; minus



-  partial surrenders; minus



-  outstanding indebtedness; equals or exceeds



-  the minimum monthly premiums due since the policy date.



The minimum monthly premium is shown in the policy.



If, on a monthly date, you have not paid enough premiums to keep the NLG in effect, the NLG will terminate. In addition, your policy will lapse (terminate)

if the cash surrender value is less than the amount needed to pay the monthly deduction.



GRACE PERIOD



If on a monthly date the cash surrender value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect,

you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will lapse.



We will mail a notice to your last known address, requesting payment of the premium needed to keep the policy in force. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any balance to the policy value and allocate it in the same manner as other premium payments.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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REINSTATEMENT



Your policy may be reinstated within five years after it lapses, unless you surrendered it for cash. To reinstate, we will require:



-  a written request;



-  evidence satisfactory to us that the insured remains insurable;



-  payment of the premium we specify; and



-  payment or reinstatement of any indebtedness.



The effective date of a reinstated policy will be the monthly date on or next following the day we accept your application for reinstatement. The suicide period (see "Proceeds Payable Upon Death") will apply from the effective date of reinstatement (except in Georgia, Nebraska, Oklahoma, Pennsylvania, South

Carolina, Tennessee, Utah and Virginia). Surrender charges will also be reinstated.



We have two years from the effective date of reinstatement (except in Tennessee and Virginia) to contest the truth of statements or representations in the reinstatement application.



EXCHANGE RIGHT



During the first two years after we issue the policy, you can exchange it for one that provides benefits that do not vary with the investment return of the subaccounts. Because the policy itself offers a fixed return option, all you need to do is transfer all of the policy value in the subaccounts to the fixed account. We automatically will credit all future premium payments to the fixed account unless you request a different allocation.



A transfer for this purpose will not count against the any maximum number of transfers per year we may impose under the policy. Also, we will waive any restrictions on transfers into the fixed account for this type of transfer.



There is no effect on the policy's death benefit, specified amount, net amount at risk, risk classification or issue age. Only the options available for allocating your policy value will be affected.



Before you exercise the exchange right, be sure to ask your investment professional about all the options that are available to you. We may offer other fixed account policies with maximum fees and charges, and minimum guaranteed rate(s) of interest, which differ from the maximum fees and charges and the minimum guaranteed rate(s) of interest in the exchange policy. Other fixed account policies we offer require evidence that the insured is insurable according to our underwriting rules.



Note to Connecticut residents: In Connecticut, during the first 18 months after the policy is issued, you have the right to exchange the policy for a policy of permanent fixed benefit life insurance we are then offering.



We will not require evidence of insurability. We will require that:



1. this policy is in force; and



2. your request is in writing; and



3. you repay any existing indebtedness.



The new policy will have the same initial death benefit, policy date and issue age as this policy. The premium for the new policy will be based on our rates in effect on its policy date for the same class of risk as under this policy.



We will inform you of the premium for the new policy and any extra sum required or allowance to be made for a cash surrender value adjustment that takes appropriate account of the values under both the exchanged policy and the new policy. If the cash surrender value of this policy exceeds the cash surrender value of the new policy, the excess will be sent to you. If the cash surrender value of this policy is less than the cash surrender value of the new policy,

you will be required to send us the shortage amount for this exchange to be completed.



PROCEEDS PAYABLE UPON DEATH



We will pay a benefit to the beneficiary of the policy when the insured dies.

The amount payable is the death benefit amount minus any indebtedness as of the death benefit valuation date.



OPTION 1 (LEVEL AMOUNT): Under the Option 1 death benefit, if death is prior to the insured's attained insurance age 100, the death benefit amount is the greater of the following as determined on the death benefit valuation date:



-  the specified amount; or



-  a percentage of the policy value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to policy value for your policy to qualify as life insurance.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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



OPTION 2 (VARIABLE AMOUNT): Under the Option 2 death benefit, if death is prior to the insured's attained insurance age 100, the death benefit amount is the greater of the following as determined on the death benefit valuation date:



-  the policy value plus the specified amount; or



-  the percentage of policy value.





EXAMPLE                     OPTION 1   OPTION 2


Specified amount            $100,000   $100,000

Policy value                $  5,000   $  5,000

Death benefit               $100,000   $105,000

Policy value increases to   $  8,000   $  8,000

Death benefit               $100,000   $108,000

Policy value decreases to   $  3,000   $  3,000

Death benefit               $100,000   $103,000




If you want to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should consider

Option 2. If you are satisfied with the specified amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value, you should consider Option

1. Under Option 1, the cost of insurance is lower because our net amount at risk is generally lower. For this reason the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the policy value.



Under both Option 1 and Option 2, if death is on or after the insured's attained insurance age 100, the death benefit amount payable is the cash surrender value.



CHANGE IN DEATH BENEFIT OPTION



You may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the specified amount. You do not need to provide additional evidence of insurability.



IF YOU CHANGE FROM OPTION 1 TO OPTION 2: The specified amount will decrease by an amount equal to the policy value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting death benefit amount would fall below the minimum amount shown in the policy.



IF YOU CHANGE FROM OPTION 2 TO OPTION 1: The specified amount will increase by an amount equal to the policy value on the effective date of the change.



An increase or decrease in specified amount resulting from a change in the death benefit option will affect the following:



-  Monthly deduction because the cost of insurance charges depends upon the specified amount.



-  Minimum monthly premium.



-  Charges for certain optional insurance benefits.



The surrender charge will not be affected.



CHANGES IN SPECIFIED AMOUNT



Subject to certain limitations, you may make a written request to increase or decrease the specified amount.



INCREASES: If you increase the specified amount, we may require additional evidence of insurability that is satisfactory to us. The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $25,000, and we will not permit an increase after the insured's attained insurance age 85. We will have two years from the effective date of an increase in specified amount to contest the truth of statements or representations in the application for the increase in specified amount.



An increase in the specified amount will have the following effect on policy costs:



-  Your monthly deduction will increase because the cost of insurance charge depends upon the specified amount.



-  Charges for certain optional insurance benefits may increase.



-  The minimum monthly premium will increase if the NLG is in effect.



-  The surrender charge will increase.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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At the time of the increase in specified amount, the cash surrender value of your policy must be sufficient to pay the monthly deduction on the next monthly date. The increased surrender charge will reduce the cash surrender value. If the remaining cash surrender value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will lapse unless the NLG is in effect.

Because the minimum monthly premium will increase, you may also have to pay additional premiums to keep the NLG in effect.



DECREASES: After the first policy year, you may decrease your specified amount.

Any decrease in specified amount will take effect on the monthly anniversary on or next following our receipt of your written request. The specified amount remaining after the decrease may not be less than $100,000. If, following a decrease in specified amount, the policy would no longer qualify as life insurance under federal tax law, the decrease may be limited to the extent necessary to meet these requirements. We reserve the right to limit any specified amount decrease, in any policy year, to no more than 25% of the specified amount in effect as of the date of your request.



A decrease in specified amount will affect your costs as follows:



-  Your monthly deduction will decrease because the cost of insurance charge depends upon the specified amount.



-  Charges for certain optional insurance benefits may decrease.



-  The minimum monthly premium will decrease if the NLG is in effect.



-  The surrender charge will not change.



No surrender charge is imposed when you request a decrease in the specified amount.



We will deduct decreases in the specified amount from the current specified amount in this order:



-  First from the portion due to the most recent increase;



-  Next from portions due to the next most recent increases successively; and



-  Then from the initial specified amount when the policy was issued.



This procedure may affect the cost of insurance if we have applied different risk classifications to the current specified amount. We will eliminate the risk classification applicable to the most recent increase in the specified amount first, then the risk classification applicable to the next most recent increase,

and so on.



MISSTATEMENT OF AGE OR SEX



If the insured's age or sex has been misstated, the proceeds payable upon death will be:



-  the policy value on the date of death; plus



-  the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus



-  the amount of any outstanding indebtedness on the date of death.



SUICIDE



Suicide by the insured, whether sane or insane, within two years from the policy date is not covered by the policy. If suicide occurs, the only amount payable to the beneficiary will be the premiums paid, minus any indebtedness and partial surrenders.



In Colorado and North Dakota, the suicide period is shortened to one year. In

Missouri, we must prove that the insured intended to commit suicide at the time he or she applied for coverage. If the insured commits suicide while sane or insane within two years from the effective date of an increase in specified amount, the amount payable for the additional specified amount will be limited to the monthly deductions for the additional specified amount.



BENEFICIARY



Initially, the beneficiary will be the person you designate in your application for the policy. You may change the beneficiary by giving us written notice,

subject to requirements and restrictions stated in the policy. If you do not designate a beneficiary, or if the designated beneficiary dies before the insured, the beneficiary will be you if living. If you are not living, the beneficiary will be your estate.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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TRANSFERS BETWEEN THE FIXED ACCOUNT AND SUBACCOUNTS



You may transfer policy values from one subaccount to another or between subaccounts and the fixed account. (Certain restrictions apply to transfers involving the fixed account.) We will process your transfer on the valuation date we receive your request. If we receive your transfer request at our home office before the close of business, we will process your transfer using the accumulation unit value we calculate on the valuation date we received your transfer request. If we receive your transfer request at our home office at or after the close of business, we will process your transfer using the accumulation unit value we calculate on the next valuation date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.



RESTRICTIONS ON TRANSFERS



WE SEEK TO PREVENT MARKET TIMING. MARKET TIMING IS FREQUENT OR SHORT-TERM

TRADING ACTIVITY. WE DO NOT ACCOMMODATE SHORT-TERM TRADING ACTIVITIES. DO NOT

BUY A POLICY IF YOU WISH TO USE SHORT-TERM TRADING STRATEGIES TO MANAGE YOUR

INVESTMENT. THE MARKET TIMING POLICIES AND PROCEDURES DESCRIBED BELOW APPLY TO

TRANSFERS AMONG THE SUBACCOUNTS WITHIN THE POLICY. THE UNDERLYING FUNDS IN WHICH

THE SUBACCOUNTS INVEST HAVE THEIR OWN MARKET TIMING POLICIES AND PROCEDURES. THE

MARKET TIMING POLICIES OF THE UNDERLYING FUNDS MAY BE MORE OR LESS RESTRICTIVE

THAN THE MARKET TIMING POLICIES AND PROCEDURES WE APPLY TO TRANSFERS AMONG THE

SUBACCOUNTS OF THE POLICY, AND MAY INCLUDE REDEMPTION FEES. WE RESERVE THE RIGHT

TO MODIFY OUR MARKET TIMING POLICIES AND PROCEDURES AT ANY TIME WITHOUT PRIOR

NOTICE TO YOU.



Market timing may hurt the performance of an underlying fund in which a subaccount invests in several ways, including but not necessarily limited to:



-  diluting the value of an investment in an underlying fund in which a subaccount invests;



-  increasing the transaction costs and expenses of an underlying fund in which a subaccount invests; and



-  preventing the investment adviser(s) of an underlying fund in which a subaccount invests from fully investing the assets of the fund in accordance with the fund's investment objectives.



Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying fund to suffer, policy value you have allocated to a subaccount that invests in that underlying fund will be lower,

too. Market timing can cause you, any joint owner of the policy and your beneficiary(ies) under the policy a financial loss.



IN ORDER TO HELP PROTECT YOU AND THE UNDERLYING FUND FROM THE POTENTIALLY

HARMFUL EFFECTS OF MARKET TIMING ACTIVITY, WE APPLY THE FOLLOWING MARKET TIMING

POLICY TO DISCOURAGE FREQUENT TRANSFERS OF POLICY VALUE AMONG THE SUBACCOUNTS OF

THE VARIABLE ACCOUNT:



We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of asset allocation or dollar-cost averaging. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a policy owner who makes more than three subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.



If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:



-  requiring transfer requests to be submitted only by first-class U.S. mail;



-  not accepting hand-delivered transfer requests or requests made by overnight mail;



-  not accepting telephone or electronic transfer requests;



-  requiring a minimum time period between each transfer;



-  not accepting transfer requests of an agent acting under power of attorney;



-  limiting the dollar amount that you may transfer at any one time; or



-  suspending the transfer privilege.



Subject to applicable state law and the terms of each policy, we will apply the policy described above to all policy owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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We cannot guarantee that we will be able to identify and restrict all market timing activity. Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying funds and may result in lower policy values.



IN ADDITION TO THE MARKET TIMING POLICY DESCRIBED ABOVE, WHICH APPLIES TO

TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR POLICY, YOU SHOULD CAREFULLY REVIEW

THE MARKET TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS. THE MARKET

TIMING POLICIES AND PROCEDURES OF THE UNDERLYING FUNDS MAY BE MATERIALLY

DIFFERENT THAN THOSE WE IMPOSE ON TRANSFERS AMONG THE SUBACCOUNTS WITHIN YOUR

POLICY AND MAY INCLUDE MANDATORY REDEMPTION FEES AS WELL AS OTHER MEASURES TO

DISCOURAGE FREQUENT TRANSFERS. AS AN INTERMEDIARY FOR THE UNDERLYING FUNDS, WE

ARE REQUIRED TO ASSIST THEM IN APPLYING THEIR MARKET TIMING POLICIES AND

PROCEDURES TO TRANSACTIONS INVOLVING THE PURCHASE, EXCHANGE AND REDEMPTION OF

FUND SHARES. THIS ASSISTANCE MAY INCLUDE BUT NOT BE LIMITED TO PROVIDING THE

UNDERLYING FUND UPON REQUEST WITH YOUR SOCIAL SECURITY NUMBER OR TAXPAYER

IDENTIFICATION NUMBER AND THE DETAILS OF YOUR POLICY TRANSACTIONS INVOLVING THE

UNDERLYING FUND. AN UNDERLYING FUND, IN ITS SOLE DISCRETION, MAY INSTRUCT US AT

ANY TIME TO PROHIBIT YOU FROM MAKING FURTHER TRANSFERS OF POLICY VALUE TO OR

FROM THE UNDERLYING FUND, AND WE MUST FOLLOW THIS INSTRUCTION. WE RESERVE THE

RIGHT TO ADMINISTER AND COLLECT ON BEHALF OF AN UNDERLYING FUND ANY REDEMPTION

FEE IMPOSED BY AN UNDERLYING FUND. MARKET TIMING POLICIES AND PROCEDURES ADOPTED

BY UNDERLYING FUNDS MAY AFFECT YOUR INVESTMENT IN THE POLICY IN SEVERAL WAYS,

INCLUDING BUT NOT LIMITED TO:



-  Each fund may restrict or refuse trading activity that the fund determines,

   in its sole discretion, represents market timing.



-  Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying fund's market timing policies and procedures, including instructions we receive from a fund may require us to reject your transfer request. Orders we place to purchase fund shares for the variable account are subject to acceptance by the fund. We reserve the right to reject without prior notice to you any transfer request if the fund does not accept our order.



-  Each underlying fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a fund has adopted. As a result, a fund's returns might be adversely affected, and a fund might terminate our right to offer its shares through the variable account.



-  Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a fund's market timing policies, we cannot guarantee that other intermediaries purchasing that same fund's shares will do so, and the returns of that fund could be adversely affected as a result.



Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S.

markets. Further the risks of market timing may be greater for underlying funds that invest in securities, such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.



FOR MORE INFORMATION ABOUT THE MARKET TIMING POLICIES AND PROCEDURES OF AN

UNDERLYING FUND, AND THE RISKS THAT MARKET TIMING POSES TO THAT FUND AND TO

DETERMINE WHETHER AN UNDERLYING FUND HAS ADOPTED A REDEMPTION FEE, SEE THAT

FUND'S PROSPECTUS.



FIXED ACCOUNT TRANSFER POLICIES



-  You must make transfers from the fixed account during a 30-day period starting on a policy anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods.



-  If we receive your request to transfer amounts from the fixed account within

   30 days before the policy anniversary, the transfer will become effective on the anniversary.



-  If we receive your request on or within 30 days after the policy anniversary,

   the transfer will be effective on the day we receive it.



-  We will not accept requests for transfers from the fixed account at any other time.



-  If you have made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary. We will waive this limitation once during the first two policy years if you exercise the policy's right to exchange provision. (See "Exchange Right.")



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

MINIMUM TRANSFER AMOUNTS



From a subaccount to another subaccount or the fixed account:



-  For mail and telephone transfers -- $250 or the entire subaccount balance,

   whichever is less.



-  For automated transfers -- $50.



From the fixed account to a subaccount:



-  For mail and telephone transfers -- $250 or the entire fixed account balance minus any outstanding indebtedness, whichever is less.



-  For automated transfers -- $50.



MAXIMUM TRANSFER AMOUNTS



From a subaccount to another subaccount or the fixed account:



-  Entire subaccount balance.



From the fixed account to a subaccount:



-  Entire fixed account balance minus any outstanding indebtedness.



MAXIMUM NUMBER OF TRANSFERS PER YEAR



You may make transfers by mail or telephone. However, we reserve the right to limit transfers by mail or telephone to twelve per policy year. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.



AUTOMATED TRANSFERS



In addition to written and phone requests, you can arrange to have policy value transferred from one account to another automatically. Your investment professional can help you set up an automated transfer.



AUTOMATED TRANSFER POLICIES



-  Only one automated transfer arrangement can be in effect at any time. You can transfer policy values to one or more subaccounts and the fixed account, but you can transfer from only one account.



-  You can start or stop this service by written request. You must allow seven days for us to change any instructions that are currently in place.



-  You cannot make automated transfers from the fixed account in an amount that,

   if continued, would deplete the fixed account within 12 months.



-  If you made a transfer from the fixed account to one or more subaccounts, you may not make a transfer from any subaccount back to the fixed account until the next policy anniversary.



-  If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.



-  If the value of the account from which you are transferring policy value is less than the $50 minimum, we will stop the transfer arrangement automatically.



-  The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions. If not, we will suspend your entire automated arrangement until the balance is adequate.



-  If we must suspend your automated transfer arrangement for six months, we reserve the right to discontinue the arrangement in its entirety.



-  Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the fixed account and the subaccounts. (EXCEPTION: The maximum number of transfers per year provision does not apply to automated transfers.)



-  You may make automated transfers by choosing a schedule we provide.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

AUTOMATED DOLLAR-COST AVERAGING



You can use automated transfers to take advantage of dollar-cost averaging --

investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative subaccount to a more aggressive one, or to several others.



This systematic approach can help you benefit from fluctuations in accumulation unit values, caused by fluctuations in the market values of the underlying fund.

Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.



HOW DOLLAR-COST AVERAGING WORKS





                                                                                                 NUMBER

                                                              AMOUNT        ACCUMULATION        OF UNITS

                                                  MONTH      INVESTED        UNIT VALUE        PURCHASED


By investing an equal number                       Jan        $  100          $  20             5.00

of dollars each month ...

                                                   Feb           100             18             5.56



you automatically buy                              Mar           100             17             5.88

more units when the

per unit market price is low ...   ----------->    Apr           100             15             6.67



                                                   May           100             16             6.25



                                                   June          100             18             5.56



                                                   July          100             17             5.88



and fewer units                                    Aug           100             19             5.26

when the per unit

market price is high.              ----------->    Sept          100             21             4.76



                                                   Oct           100             20             5.00




You have paid an average price of only $17.91 per unit over the ten months,

while the average market price actually was $18.10.



Dollar-cost averaging does not guarantee that any subaccount will gain in value,

nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.



You may make dollar-cost averaging transfers by choosing a schedule we provide.



ASSET REBALANCING



Subject to availability, you can ask us in writing to allocate the variable subaccount portion of your policy value according to the percentages (in whole percentage amounts) that you choose. The policy value must be at least $2,000 at the time of the rebalance. Asset rebalancing does not apply to the fixed account. We automatically will rebalance the variable subaccount portion of your policy value either quarterly, semiannually, or annually. The period you select will start to run on the date we record your request. On the first valuation date of each of these periods, we automatically will rebalance your policy value so that the value in each subaccount matches your current subaccount percentage allocations. We rebalance by transferring policy value between subaccounts.

Transfers for this purpose are not subject to the maximum number of transfers provisions above. You can change your percentage allocations or your rebalancing period at any time by contacting us in writing. We will restart the rebalancing period you selected as of the date we record your change. You also can ask us in writing to stop rebalancing your policy value. You must allow 30 days for us to change any instructions that currently are in place. There is no charge for asset rebalancing. For more information on asset rebalancing, contact your investment professional.



POLICY LOANS



You may borrow against your policy by written or telephone request. (See "Two

Ways to Request a Transfer, Loan or Surrender" for address and phone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request (for exceptions -- see "Deferral of Payments," under

"Payment of Policy Proceeds"). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your investment professional.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

MINIMUM LOAN AMOUNTS



$500 ($200 for Connecticut residents) or the remaining loan value, whichever is less.



MAXIMUM LOAN AMOUNTS



-  In Texas, 100% of the policy value in the fixed account plus 85% of the variable account value, minus a pro rata portion of surrender charges.



-  In Alabama, 100% of the policy value minus surrender charges.



-  In all other states, 90% of the policy value minus surrender charges.



-  For phone requests, the maximum loan amount is $100,000.



The amount available at any time for a new loan is the maximum loan value less any existing indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next policy anniversary and monthly deductions that we will take until the next policy anniversary.



ALLOCATION OF LOANS TO ACCOUNTS



Unless you specify otherwise, we will make the loan from the fixed account and the subaccounts in proportion to their values at the end of the valuation period during which we receive your request. When we make a loan from a subaccount, we redeem accumulation units and transfer the proceeds into the fixed account. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.



REPAYMENTS



We will allocate loan repayments to subaccounts and/or the fixed account using the premium allocation percentages in effect unless you tell us otherwise.

Repayments must be in amounts of at least $25.



OVERDUE INTEREST



If you do not pay accrued interest when it is due, we will increase the amount of indebtedness in the fixed account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the fixed account and/or subaccounts, using the monthly deduction allocation percentages. If the value in the fixed account or any subaccount is not enough to pay the interest allocated, we will take all of the interest from all of the accounts in proportion to their value, minus indebtedness.



EFFECT OF POLICY LOANS



A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the subaccounts and/or fixed account as collateral. The loan collateral does not participate in the investment performance of the subaccounts. The loan collateral earns interest in the fixed account at the applicable guaranteed interest rate. (See "The Fixed Account.") A loan reduces the policy surrender value. If the loan causes the cash surrender value to drop to zero, the policy will lapse. The death benefit is reduced by loan indebtedness. A loan may also cause the NLG to terminate.



POLICY SURRENDERS



You may take a full or a partial surrender by written or phone request. (See

"Two Ways to Request a Transfer, Loan or Surrender" for address and phone numbers for your requests.) We will process your surrender request on the valuation date we receive it. If we receive your surrender request at our home office before the close of business, we will process your surrender using the accumulation unit value we calculate on the valuation date we received your surrender request. If we receive your surrender request at our home office at or after the close of business, we will process your surrender using the accumulation unit value we calculate on the next valuation date after we received your surrender request. We may require you to return your policy.

Generally, we will process your payment within seven days (for exceptions -- see

"Deferral of Payments" under "Payment of Policy Proceeds"). We will mail surrender payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your investment professional.



TOTAL SURRENDERS



If you surrender your policy, you receive its cash surrender value, which is the policy value minus outstanding indebtedness and applicable surrender charges. (See "Loads, Fees and Charges.")



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

PARTIAL SURRENDERS



After the first policy year, you may take a partial surrender of any amount from

$500 up to 90% of the policy's cash surrender value. Unless you specify otherwise, we will make partial surrenders from the fixed account and subaccounts in proportion to their values at the end of the valuation period during which we receive your request. In determining these proportions, we first subtract the amount of any outstanding indebtedness from the fixed account value.



EFFECT OF PARTIAL SURRENDERS



-  A partial surrender will reduce the policy value by the amount of the partial surrender and the partial surrender charge. (See "Fee Tables" and "Loads,

   Fees and Charges.")



-  A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of policy value, by an amount equal to the applicable percentage times the amount of the partial surrender.



-  A partial surrender may terminate the NLG. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the NLG in effect.



-  If Option 1 is in effect, a partial surrender will reduce the specified amount by the amount of the partial surrender and charge. We will deduct this decrease from the current specified amount in this order:



   1. First from the specified amount provided by the most recent increase;



   2. Next from the next most recent increases successively;



   3. Then from the initial specified amount when the policy was issued.



Because they reduce the specified amount, partial surrenders may affect the cost of insurance. We will not allow a partial surrender if it would reduce the specified amount below $100,000. (See "Decreases" under "Proceeds Payable Upon

Death.")



-  If Option 2 is in effect, a partial surrender does not affect the specified amount.



TWO WAYS TO REQUEST A TRANSFER, LOAN OR SURRENDER



Provide your name, policy number, Social Security Number or Taxpayer

Identification Number* when you request a transfer, loan or partial surrender.



1 BY MAIL



Regular mail:



RIVERSOURCE LIFE INSURANCE COMPANY

P.O. BOX 290679

WETHERSFIELD, CT 06129-0679



Express mail:



RIVERSOURCE LIFE INSURANCE COMPANY

ATTENTION: RIVERSOURCE LIFE SERVICE CENTER

1290 SILAS DEANE HIGHWAY, SUITE 102

WETHERSFIELD, CT 06109



*  Failure to provide Social Security Number or Taxpayer Identification Number

   may result in mandatory tax withholding on the taxable portion of the distribution.



2 BY TELEPHONE



Call between 8 a.m. and 7 p.m. Central Time:



(800) 333-3437 (TOLL FREE)

(612) 671-7700 (MINNEAPOLIS AREA)



TTY service for the hearing impaired:

(800) 285-8846 (TOLL FREE)



-  We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.



-  We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.



-  We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

PAYMENT OF POLICY PROCEEDS



We will pay proceeds when:



-  you surrender the policy; or



-  the insured dies.



We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at the rate not less than 4% per year (8% in Arkansas, 11% in Florida) on lump sum death proceeds, from the date of the insured's death to the settlement date (the date on which proceeds are paid in a lump sum or first placed under a payment option).



PAYMENT OPTIONS



During the insured's lifetime, you may request in writing that we pay policy proceeds under one or more of the three payment options below. The beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the proceeds will be placed under each option (minimum:

$5,000). We will transfer any such amount to our general account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.



OPTION A -- INTEREST PAYMENTS: We will pay interest on any proceeds placed under this option at a rate of 4% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw proceeds in amounts of at least $100. At any time,

you may withdraw all of the proceeds that remain or you may place them under a different payment option approved by us.



OPTION B -- PAYMENTS FOR A SPECIFIED PERIOD: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.



OPTION C -- LIFETIME INCOME: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age, or any combination of year, age and sex at your request, without charge.



DEFERRAL OF PAYMENTS



We reserve the right to defer payments of cash surrender value, policy loans or variable death benefits in excess of the specified amount if:



-  the payment includes a premium payment check that has not cleared;



-  the NYSE is closed, except for normal holiday and weekend closings;



-  trading on the NYSE is restricted, according to SEC rules;



-  an emergency, as defined by SEC rules, makes it impractical to sell securities or value the net assets of the accounts; or



-  the SEC permits us to delay payments for the protection of security holders.



We may delay payment of any loans or surrenders from the fixed account up to six months from the date we receive the request. If we postpone the payment of the surrender proceeds by more than 30 days, we will pay you interest on the amount surrendered at an annual rate of 3% for the period of postponement.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

FEDERAL TAXES



The following is a general discussion of the policy's federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation as well as our tax status, YOU SHOULD CONSULT A TAX ADVISER TO FIND OUT HOW THESE

GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of federal income tax laws as the IRS currently interprets them.

Both the laws and their interpretation may change.



As with any financial product purchased, you should make the decision as to who the owner and the beneficiary will be after consultation with your tax and legal advisers. These decisions may significantly affect the amount due for income tax, gift tax and estate tax and also your ownership rights to the policy.



The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.



FEDERAL INCOME TAX REPORTING AND WITHHOLDING: If any amounts are (or are deemed to be) current taxable income to the policy owner, such amounts will generally be subject to federal income tax reporting, and may be subject to withholding pursuant to the Code.



DIVERSIFICATION AND INVESTOR CONTROL: Although the IRS has issued some guidance on investor control, the U.S. Treasury and the IRS may continue to examine this aspect of variable policies and provide additional guidance on investor control.

Their concern involves how many investment choices (subaccounts) may be offered by an insurance company and how many exchanges among those subaccounts may be allowed before the policy owner would be currently taxed on income earned within the policy. At this time, we do not know what the additional guidance will be or when action will be taken. We reserve the right to modify the policy, as necessary, so that the owner will not be subject to current taxation as the owner of the subaccounts' assets.



RIVERSOURCE LIFE'S TAX STATUS



We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements.

Investment income is reinvested in the fund in which the subaccount invests and becomes part of the subaccount's value. This investment income, including realized capital gains, is not taxed to us, and therefore no charge is made against the subaccounts for federal income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we currently understand

it.



TAXATION OF POLICY PROCEEDS



Death benefit proceeds: The death benefit paid to the beneficiary is not considered part of the beneficiary's income and generally is not subject to federal income taxes. When the proceeds are paid on or after the insured's attained insurance age 100, if the amount received plus any indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.



DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTION A: The death benefit proceeds are not subject to income tax, but payments of interest are.



DEATH BENEFIT PROCEEDS UNDER PAYMENT OPTIONS B AND C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the beneficiary's investment in the policy and will not be taxed. The beneficiary's investment in the policy is the death benefit proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax.



PRE-DEATH PROCEEDS: Generally, part or all of any pre-death proceeds received through full surrender, lapse, partial surrender, policy loan or assignment of policy value, or payment options may be subject to federal income tax as ordinary income. It is possible that the amount of taxable income generated at the lapse or surrender of a policy with a loan may exceed the actual amount of cash received. (See the following table.) In some cases, the tax liability depends on whether the policy is a modified endowment contract (explained following the table). The taxable amount may also be subject to an additional

10% penalty tax if the policy is a modified endowment contract and you are younger than age 59 1/2.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS



SOURCE OF PROCEEDS                                  TAXABLE PORTION OF PRE-DEATH PROCEEDS

----------------------------------------------------------------------------------------------------------------


NON-MODIFIED ENDOWMENT CONTRACTS:



Full surrender:                                     Amount received plus any indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings

                                                    generated in the policy -- earnings in policy cash value and earnings previously taken via existing loans. It could be

                                                    the case that a policy with a relatively small existing cash value could have significant earnings that will be taxed

                                                    upon surrender of the policy.



Lapse:                                              Any outstanding indebtedness minus your investment in the

                                                    policy.(1) You will be taxed on any earnings generated in

                                                    the policy -- earnings in policy cash value and earnings

                                                    previously taken via existing loans. It could be the case

                                                    that a policy with a relatively small existing cash value

                                                    could have significant earnings that will be taxed upon

                                                    lapse of the policy.



Partial surrenders:                                 Generally, if the amount received is greater than your

                                                    investment in the policy,(1) the amount in excess of your

                                                    investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial

                                                    surrender results in or is necessitated by a reduction in

                                                    benefits.



Policy loans and assignments:                       None.(2)



MODIFIED ENDOWMENT CONTRACTS(3):



Full surrender:                                     Amount received plus any indebtedness, minus your investment in the policy.(1)



Lapse:                                              Any outstanding indebtedness minus your investment in the

                                                    policy.(1)



Partial surrenders:                                 Lesser of:



                                                    -  the amount received; or



                                                    -  policy value minus your investment in the policy.(1)



Policy loans and assignments:                       Lesser of:



                                                    -  the amount of the loan/assignment; or



                                                    -  policy value minus your investment in the policy.(1)



PAYMENT OPTIONS

(APPLICABLE TO NON-MODIFIED ENDOWMENT

CONTRACTS AND MODIFIED ENDOWMENT CONTRACTS):        OPTION A FOR PRE-DEATH PROCEEDS: Taxed as full surrender

                                                    (and may be subject to additional 10% penalty tax if

                                                    modified endowment contracts). Interest taxed (and not

                                                    subject to additional 10% penalty tax).



                                                    OPTIONS B AND C FOR PRE-DEATH PROCEEDS: Portion of each

                                                    payment taxed and portion considered a return on investment in the policy(1) and not taxed. Any outstanding indebtedness at the time the option is elected taxed as a partial

                                                    surrender (and may be subject to additional 10% penalty tax if modified endowment contract). Payments made after the

                                                    investment in the policy(1) is fully recovered are taxed. If the policy is a modified endowment contract, those payments may be subject to an additional 10% penalty tax.




(1) Investment in the policy is equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).

(2) However, should the policy later be surrendered or lapse with outstanding indebtedness, see discussion related to "full surrender" or "lapse" under

    "Source of Proceeds" in the "Non-modified endowment contracts" section shown above for the explanation of tax treatment.

(3) The taxable portion of pre-death proceeds may be subject to a 10% penalty tax.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

MODIFIED ENDOWMENT CONTRACTS



Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.



If you exchanged a policy that is a modified endowment contract, your new policy also will be a modified endowment contract.



We have procedures for monitoring whether your policy may become a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the risk classification of the insured. We recalculate these limits later if certain increases or reductions in benefits occur.



If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:



-  ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or



-  ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.



You do not have to choose either of these options, but your policy will then remain a modified endowment contract for the life of the policy.



INCREASES IN BENEFITS: We recalculate limits when an increase is a "material change." Almost any increase you request, such as an increase in specified amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the "Proceeds Payable upon Death" section or an increase in policy value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the early years following a material change exceed the recalculated limits.



REDUCTIONS IN BENEFITS: When you reduce benefits within seven years after we issue the policy or after the most recent material change, we recalculate the limits as if the reduced level of benefits had always been in effect. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy becomes a modified endowment contract with applicable tax implications even if you do not pay any further premiums.



DISTRIBUTIONS AFFECTED: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.



SERIAL PURCHASE OF MODIFIED ENDOWMENT CONTRACTS: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.



PENALTY TAX: If a policy is a modified endowment contract, the taxable portion of pre-death proceeds from a full surrender, lapse, partial surrender, policy loan or assignment of policy value or certain payment options may be subject to a 10% penalty tax unless:



-  the distribution occurs after the owner attains age 59 1/2;



-  the distribution is attributable to the owner becoming disabled (within the meaning of Code Section 72(m)(7)); or



-  the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the owner or over the joint lives (or life expectancies) of the owner and the owner's beneficiary.



OTHER TAX CONSIDERATIONS



INTEREST PAID ON POLICY LOANS: If you use a policy loan for personal purposes,

interest paid on the loan is not tax-deductible. Other rules may apply if you use the loan for trade or business or investment purposes or if a business or corporation owns the policy from which the loan is taken.



POLICY CHANGES: Changing ownership, exchanging or assigning the policy may have tax consequences, depending on the circumstances.



OTHER TAXES: Federal estate tax, state and local estate or inheritance tax,

federal or state gift tax and other tax consequences of ownership or receipt of policy proceeds will also depend on the circumstances. Under current tax law,

the estate tax is repealed for the year 2010, but will be reinstated unless

Congress acts by 2011. If Congress does not act by 2011, the laws governing estate taxes will apply as if the Economic Growth and Tax Relief Reconciliation

Act of 2001 had never been passed. State laws are also subject to change.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

TAX-DEFERRED RETIREMENT PLANS: The policy may be used in conjunction with certain retirement plans that are already tax-deferred under the Code. The policy will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is tax-deferred. Since the rules governing such use are complex, a purchaser should consult a competent pension consultant, tax adviser and legal adviser prior to purchasing a policy in conjunction with a retirement plan, and consider, without limitation, (i) the deductibility to the employer and the inclusion in gross income to the employee of amounts used to purchase insurance in conjunction with a qualified retirement plan, (ii) the taxation of insurance proceeds upon death for insurance in conjunction with a qualified retirement plan, and (iii) the appropriateness of and limitations on the purchase of insurance in conjunction with the retirement plan.



On July 6, 1983, the Supreme Court held in NORRIS V. ARIZONA GOVERNING COMMITTEE that optional annuity benefits provided under an employee's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964,

vary between men and women on the basis of sex. Since the policy's cost of insurance rates and purchase rates for certain settlement options distinguish between men and women, employers and employee organizations should consult with their legal advisers before purchasing the policy for any employment-related insurance or benefit program.



SPLIT DOLLAR ARRANGEMENTS



The following is a general discussion of the federal income tax implications of a split dollar arrangement. You should consult your legal and tax advisers before developing or entering into a split dollar arrangement.



A life insurance policy purchased as part of a split dollar arrangement provides funding for individual cash value life insurance. The arrangement divides or

'splits' the death benefit and the living benefits between two parties. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. Often this means cooperation between an employee and his or her employer, but the arrangement may be used in other relationships -- corporation-shareholder, parent-child,

donor-donee.



In Treasury Decision 9092 (T.D. 9092), the IRS defines a split dollar life insurance arrangement as "any arrangement between an owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the proceeds of the contract." The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Code Section 79), executive bonus arrangements

(Code Section 162) or key-person plans.



MUTUALLY EXCLUSIVE REGIMES



In IRS Notice 2002-8, the IRS introduced the concept of two mutually exclusive regimes as it relates to the taxation of split dollar, the economic benefit regime and the loan regime. These regimes apply to both business and personal

(private) uses of split dollar. The introduction of these two regimes, along with IRS Notice 2002-59 and the final split dollar regulations (T.D. 9092) may have limited split dollar arrangements to one of these two regimes exclusively.



I.  ECONOMIC BENEFIT SPLIT DOLLAR -- "For these arrangements, the owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract, and those economic benefits must be accounted for fully and consistently by both the owner and the non-owner." (T.D. 9092). IRS

Regulation Section 1.61-22(d) provides that, the possible economic benefit provided to the non-owner can include the value of: (1) current life insurance coverage, (2) any portion of the cash surrender value available to the non-owner, and (3) the transfer of the policy to the non-owner.



Under IRS Regulation Section 1.61-22(d)(2), in addition to the amount of any current life insurance protection provided to the non-owner, the owner and the non-owner must also account fully and consistently for the amount of policy cash value to which the non-owner has current access (to the extent that such amount was not actually taken into account for a prior taxable year), and the value of any other economic benefits provided to the non-owner (to the extent not actually taken into account for a prior taxable year).



II. LOAN (COLLATERAL ASSIGNMENT) SPLIT DOLLAR -- Under the loan regime, the non-owner of the life insurance policy is treated as loaning the amount of its premium payments to the owner of the policy. Generally, the policy is held as collateral for the loan. The loan regime generally will govern the taxation of collateral assignment arrangements. Under IRS Regulation Section 1.7872-15, a payment made pursuant to a split dollar arrangement is a split dollar loan and the owner and non-owner are treated, respectively, as borrower and lender if (i)

the payment is made either directly or indirectly by the non-owner to the owner;

(ii) the payment is a loan under general principals of Federal tax law or, if not a loan under general principles of Federal tax law, a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by,

either the policy's death benefit proceeds or its cash surrender value.



If a split dollar loan does not provide for sufficient interest, the loan is a below-market split dollar loan subject to IRS Section 7872. If the split dollar loan provides for sufficient interest, then, except as provided in IRS Section

7872, the loan is subject to the general rules for debt instruments (including the rules for original issue discount under IRS Sections 1271 and 1275). In general, interest on a split dollar loan is not deductible by the borrower.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

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



TAXATION -- DETERMINED BY POLICY OWNERSHIP



The tax treatment will depend on the structure of the agreement and who is deemed to be the owner of the policy. The specific tax ramifications (i.e.

compensation, gift taxes, etc.) will depend on the relationship between the owner and the non-owner. The regulations have taken a uniquely simple approach to determine which of the two regimes applies, based on policy ownership. The owner is the person named as owner under the policy. Clarity is provided by the regulations in situations where there are two or more owners named or where different types of trusts hold the policy. If you are considering a split dollar arrangement, you should consult your legal and tax adviser.



DISTRIBUTION OF THE POLICY




RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policies. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial,

Inc.



RiverSource Distributors distributes the policies through an affiliated broker-dealer ("selling firm") and its investment professionals. The selling firm has entered into a selling agreement with us and RiverSource Distributors for the offer and sale of the policies.



Under the selling agreement, RiverSource Distributors pays commissions to the selling firm or its affiliated insurance agency. These commissions will be up to

110% of the initial target premium (annualized) when the policy is sold, plus up to 2.0% of all premiums in excess of the target premium. We determine the target premium, which varies by age, gender and risk classification of the insured at the time of issue as well as by the specified amount of the policy. Each year,

starting in policy year two, we pay a service fee of 0.125% or less of the policy value, less indebtedness. We pay additional commissions if an increase in coverage occurs. These commissions do not change depending on which subaccounts you choose to allocate your premiums.



From time to time and in accordance with applicable laws and regulations, we may also pay or provide the selling firm with various cash and non-cash promotional incentives including bonuses, short-term sales incentive payments, marketing allowances, costs associated with sales conferences and educational seminars and sales recognition awards.



A portion of the payments made to the selling firm may be passed on to its investment professionals in accordance with its internal compensation programs.

Those programs may also include other types of cash and non-cash compensation and other benefits. Ask your investment professional for further information about what your investment professional and the selling firm for which he or she works may receive in connection with your purchase of a policy.



We intend to recoup a portion of the commissions and other distribution expenses we pay through certain fees and charges described in this prospectus including,

for example, the mortality and expense risk charges and surrender charges. We or an affiliate may also receive all or part of the 12b-1 fees (see "The Variable

Account and the Fund - The funds") that certain funds charge to help us pay commissions and other costs of distributing the policies.



LEGAL PROCEEDINGS



The SEC, the NASD and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices,

generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. RiverSource Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.



RiverSource Life and its affiliates are involved in other proceedings concerning matters arising in connection with the conduct of our business activities.

RiverSource Life believes that it is not a party to, nor are any of our properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on our consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material adverse impact on results of operations in any particular reporting period as the proceedings are resolved.




RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

POLICY ILLUSTRATIONS



The following tables illustrate how policy values, cash surrender values and death benefits can change over time based on specific assumptions about investment returns, expenses, risk classification of the insured, death benefit,

premiums, loans and partial surrenders. A change in any of the assumptions will change the illustrated results.



You may obtain illustrations like those shown below based on the particular characteristics of the person you want to insure by contacting us at the address or phone number on the first page of the prospectus. If you purchase a policy,

we will provide you with a projection of future death benefits and policy values upon written request. This projection will be based on assumptions to which we agree as to specified amount, death benefit option and future premium payments.



UNDERSTANDING THE ILLUSTRATIONS



RATES OF RETURN: The illustrations uniformly assume gross rates of return 0%, 6%

or 12% for each policy year. These gross rates of return do not reflect the deduction of charges and expenses of the funds.



EXPENSES: The policy values illustrated reflect the deduction of the following expenses:



-  Premium expense charges;



-  Cost of insurance charges;



-  Administrative charges;



-  Mortality and expense risk charges; and



-  Annual operating expenses of the funds.



We show the impact of the cost of insurance charges, policy fees and the mortality and expense risk charges under two different scenarios:



-  Current charges in all years illustrated; and



-  Guaranteed charges in all years illustrated.




All charges reflected in the illustrated policy values below are described in detail in the sections entitled "Fee Tables" and "Loads, Fees and Charges."

These sections describe the charges reflected in the illustrated policy values.

These sections also describe when the various charges are deducted. The illustrated policy values reflect the timing of these deductions, however, they do not reflect charges for optional insurance benefits. Adding optional insurance benefits which have charges (see "Fee Tables") would result in additional charges, which would reduce the illustrated policy values.



We show the impact of the annual operating expenses of the funds by using the arithmetic average of annual operating expenses (including management fees,

12b-1 fees and other expenses) of all funds listed in the Fee Tables. The arithmetic average of all fund operating expenses used in the following illustrations is 1.06% of average daily net assets. Actual policy values would reflect the annual operating expenses of each fund in which policy values were invested and therefore may be higher or lower than those illustrated using the arithmetic average of all fund expenses.




RISK CLASSIFICATION OF THE INSURED: The illustration assumes the insured is a male, age 30, in our preferred nonsmoker risk classification. Illustrated policy values would be lower if the assumed insured did not qualify as a preferred nonsmoker risk.



DEATH BENEFIT: The death benefit illustrated is Option 1, a level death benefit.

If Option 2 were selected, illustrated policy values would be lower and the death benefit would be greater than what is illustrated.



PREMIUMS: The illustrations assume that a premium of $1,500 is paid in full at the beginning of each policy year. Results would differ if:



-  Premiums were not paid in full at the beginning of each policy year;



-  Premium amounts were different.



LOANS AND PARTIAL SURRENDERS: The policy values illustrated assume no loans or partial surrenders are taken. If loans or partial surrenders were taken,

illustrated policy values would be lower.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

ILLUSTRATION






INITIAL SPECIFIED AMOUNT $200,000                       MALE -- AGE 30                                       CURRENT COSTS ASSUMED

DEATH BENEFIT OPTION 1                               PREFERRED NONSMOKER                                     ANNUAL PREMIUM $1,500

----------------------------------------------------------------------------------------------------------------------------------

        PREMIUM(1)

        ACCUMULATED             DEATH BENEFIT                           POLICY VALUE                    CASH SURRENDER VALUE

END OF  WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS          ASSUMING HYPOTHETICAL GROSS

POLICY   INTEREST         ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF

YEAR       AT 5%          0%         6%           12%           0%         6%           12%           0%        6%         12%

----------------------------------------------------------------------------------------------------------------------------------


    1   $     1,575  $ 200,000   $ 200,000   $    200,000   $  1,091   $   1,167   $      1,243   $     --  $      --  $        --

    2         3,229    200,000     200,000        200,000      2,161       2,383          2,614        184        406          637

    3         4,965    200,000     200,000        200,000      3,212       3,649          4,123      1,377      1,813        2,288

    4         6,788    200,000     200,000        200,000      4,226       4,950          5,768      2,532      3,256        4,074

    5         8,703    200,000     200,000        200,000      5,222       6,306          7,581      3,669      4,753        6,027

    6        10,713    200,000     200,000        200,000      6,200       7,719          9,578      4,788      6,307        8,166

    7        12,824    200,000     200,000        200,000      7,160       9,190         11,779      5,889      7,920       10,508

    8        15,040    200,000     200,000        200,000      8,085      10,706         14,186      6,955      9,577       13,057

    9        17,367    200,000     200,000        200,000      8,982      12,274         16,828      7,994     11,286       15,840

   10        19,810    200,000     200,000        200,000      9,841      13,885         19,716      8,994     13,038       18,869

   15        33,986    200,000     200,000        200,000     13,959      23,254         39,827     13,818     23,112       39,686

   20        52,079    200,000     200,000        200,000     17,121      34,315         72,625     17,121     34,315       72,625

   25        75,170    200,000     200,000        200,000     18,773      46,963        126,485     18,773     46,963      126,485

   30       104,641    200,000     200,000        288,350     18,184      61,068        215,187     18,184     61,068      215,187

   35       142,254    200,000     200,000        438,783     14,053      76,317        359,658     14,053     76,317      359,658

   40       190,260    200,000     200,000        688,620      3,290      91,676        593,638      3,290     91,676      593,638

   45       251,528         --     200,000      1,042,649         --     106,093        974,438         --    106,093      974,438

   50       329,723         --     200,000      1,678,951         --     116,463      1,599,001         --    116,463    1,599,001

   55       429,522         --     200,000      2,727,824         --     116,153      2,597,928         --    116,153    2,597,928

   60       556,894         --     200,000      4,377,655         --      84,957      4,169,195         --     84,957    4,169,195

   65       719,457         --          --      6,931,466         --          --      6,601,396         --         --    6,601,396

   70       926,932         --          --     10,669,471         --          --     10,563,832         --         --   10,563,832






(1) This information is for comparative purposes only. There is no such option available under your policy.




THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD

NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.

ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH

BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE

SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED

ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE CANNOT REPRESENT

THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR

SUSTAINED OVER ANY PERIOD OF TIME.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

ILLUSTRATION






INITIAL SPECIFIED AMOUNT $200,000                       MALE -- AGE 30                                    GUARANTEED COSTS ASSUMED

DEATH BENEFIT OPTION 1                               PREFERRED NONSMOKER                                     ANNUAL PREMIUM $1,500

----------------------------------------------------------------------------------------------------------------------------------

        PREMIUM(1)

        ACCUMULATED               DEATH BENEFIT                         POLICY VALUE                    CASH SURRENDER VALUE

END OF  WITH ANNUAL      ASSUMING HYPOTHETICAL GROSS            ASSUMING HYPOTHETICAL GROSS          ASSUMING HYPOTHETICAL GROSS

POLICY    INTEREST        ANNUAL INVESTMENT RETURN OF           ANNUAL INVESTMENT RETURN OF          ANNUAL INVESTMENT RETURN OF

YEAR        AT 5%        0%          6%           12%           0%         6%           12%           0%        6%        12%

----------------------------------------------------------------------------------------------------------------------------------


    1   $     1,575  $ 200,000   $ 200,000   $    200,000   $  1,061   $   1,137   $      1,212   $     --  $      --  $        --

    2         3,229    200,000     200,000        200,000      2,097       2,315          2,542        120        338          565

    3         4,965    200,000     200,000        200,000      3,109       3,536          4,001      1,273      1,701        2,165

    4         6,788    200,000     200,000        200,000      4,090       4,797          5,596      2,396      3,103        3,902

    5         8,703    200,000     200,000        200,000      5,037       6,093          7,337      3,483      4,540        5,784

    6        10,713    200,000     200,000        200,000      5,954       7,432          9,243      4,542      6,020        7,831

    7        12,824    200,000     200,000        200,000      6,839       8,810         11,326      5,568      7,539       10,056

    8        15,040    200,000     200,000        200,000      7,685      10,223         13,599      6,555      9,093       12,470

    9        17,367    200,000     200,000        200,000      8,487      11,667         16,076      7,499     10,679       15,088

   10        19,810    200,000     200,000        200,000      9,253      13,150         18,785      8,406     12,302       17,938

   15        33,986    200,000     200,000        200,000     12,376      21,017         36,545     12,235     20,876       36,404

   20        52,079    200,000     200,000        200,000     14,090      29,497         64,362     14,090     29,497       64,362

   25        75,170    200,000     200,000        200,000     13,737      38,060        108,587     13,737     38,060      108,587

   30       104,641    200,000     200,000        241,445      9,923      45,461        180,183      9,923     45,461      180,183

   35       142,254    200,000     200,000        358,465        137      49,437        293,824        137     49,437      293,824

   40       190,260         --     200,000        547,344         --      45,083        471,849         --     45,083      471,849

   45       251,528         --     200,000        805,226         --      20,940        752,548         --     20,940      752,548

   50       329,723         --          --      1,261,517         --          --      1,201,444         --         --    1,201,444

   55       429,522         --          --      1,985,990         --          --      1,891,419         --         --    1,891,419

   60       556,894         --          --      3,066,977         --          --      2,920,931         --         --    2,920,931

   65       719,457         --          --      4,619,217         --          --      4,399,254         --         --    4,399,254

   70       926,932         --          --      6,653,604         --          --      6,587,727         --         --    6,587,727






(1) This information is for comparative purposes only. There is no such option available under your policy.




THE ABOVE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND YOU SHOULD

NOT CONSIDER THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS.

ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN. THE DEATH

BENEFIT, POLICY VALUE AND CASH SURRENDER VALUE WOULD BE DIFFERENT FROM THOSE

SHOWN IF RETURNS AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED

ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. WE CANNOT REPRESENT

THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR

SUSTAINED OVER ANY PERIOD OF TIME.

KEY TERMS



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

KEY TERMS



THESE TERMS CAN HELP YOU UNDERSTAND DETAILS ABOUT YOUR POLICY.



ACCUMULATION UNIT: An accounting unit used to calculate the policy value of the subaccounts prior to the insured's death.



ATTAINED INSURANCE AGE: The insured's insurance age plus the number of policy anniversaries since the policy date. Attained insurance age changes only on a policy anniversary.



CASH SURRENDER VALUE: Proceeds received if you surrender the policy in full, or the amount payable if the insured's death occurs on or after the insured has attained insurance age 100. The cash surrender value equals the policy value minus indebtedness and any applicable surrender charges.



CLOSE OF BUSINESS: The time the New York Stock Exchange (NYSE) closes (4 p.m.

Eastern time unless the NYSE closes earlier).



CODE: The Internal Revenue Code of 1986, as amended.



DEATH BENEFIT VALUATION DATE: The date of the insured's death when death occurs on a valuation date. If the insured does not die on a valuation date, then the death benefit valuation date is the next valuation date following the date of the insured's death.



FIXED ACCOUNT: The general investment account of RiverSource Life. The fixed account is made up of all of RiverSource Life's assets other than those held in any separate account.



FIXED ACCOUNT VALUE: The portion of the policy value that you allocate to the fixed account, including indebtedness.



FUNDS: Mutual funds or portfolios, each with a different investment objective.

(See "The Funds.") Each of the subaccounts of the variable account invests in a specific one of these funds.



INDEBTEDNESS: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.



INSURANCE AGE: The insured's age, based upon his or her last birthday on the date of the application.



INSURED: The person whose life is insured by the policy.



LAPSE: The policy ends without value and no death benefit is paid.



MINIMUM MONTHLY PREMIUM: The premium required to keep the NLG in effect. We show the minimum monthly premium in your policy.



MONTHLY DATE: The same day each month as the policy date. If there is no monthly date in a calendar month, the monthly date is the first day of the next calendar month.



NET AMOUNT AT RISK: A portion of the death benefit, equal to the total current death benefit minus the policy value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.



NET PREMIUM: The premium paid minus the premium expense charge.



NO LAPSE GUARANTEE (NLG): A feature of the policy guaranteeing that the policy will not lapse before the five policy years. The guarantee is in effect if you meet certain premium payment requirements.



OWNER: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. In the prospectus "you" and "your"

refer to the owner.



POLICY ANNIVERSARY: The same day and month as the policy date each year the policy remains in force.



POLICY DATE: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months.



POLICY VALUE: The sum of the fixed account value plus the variable account value.



PROCEEDS: The amount payable under the policy as follows:



-  Upon death of the insured prior to the date the insured has attained insurance age 100, proceeds will be the death benefit in effect as of the date of the insured's death, minus any indebtedness.



-  Upon death of the insured on or after the insured has attained insurance age

   100, proceeds will be the cash surrender value.



-  On surrender of the policy, the proceeds will be the cash surrender value.



PRO RATA BASIS: Allocation to the fixed account and each of the subaccounts. It is proportionate to the value (minus any indebtedness in the fixed account) that each bears to the policy value, minus indebtedness.



RISK CLASSIFICATION: A group of insureds that we expect will have similar mortality experience.




RIVERSOURCE LIFE: In this prospectus, "we," "us," "our" and "RiverSource Life"

refer to RiverSource Life Insurance Company.




SCHEDULED PREMIUM: A premium you select at the time of application, of a level amount, at a fixed interval of time.



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

SPECIFIED AMOUNT: An amount we use to determine the death benefit and the proceeds payable upon death of the insured prior to the insured's attained insurance age 100. We show the initial specified amount in your policy.




SUBACCOUNTS: One or more of the investment divisions of the variable account,

each of which invests in a particular fund.



SURRENDER CHARGE: A charge we assess against the policy value at the time of surrender, or if the policy lapses, during the first 15 years of the policy and for 15 years after an increase in coverage.



VALUATION DATE: Any normal business day, Monday through Friday, on which the New

York Stock Exchange (NYSE) is open, up to the close of business. At the close of business, the next valuation date begins.



VALUATION PERIOD: The interval that commences at the close of business on each valuation date and goes up to the close of business on the next valuation date.



VARIABLE ACCOUNT: Consists of subaccounts each of which invests in shares of one fund. The policy value in each subaccount changes with the performance of the particular fund.



VARIABLE ACCOUNT VALUE: The sum of the values that you allocate to the subaccounts of the variable account.



FINANCIAL STATEMENTS



You can find our audited financial statements and the audited financial statements of the subaccounts in the Statement of Additional Information (SAI).



RIVERSOURCE SIGNATURE VARIABLE UNIVERSAL LIFE INSURANCE -- PROSPECTUS

[RIVERSOURCE (SM) INSURANCE LOGO]



RiverSource Life Insurance Company

829 Ameriprise Financial Center

Minneapolis, MN 55474

(800) 333-3437



 Additional information about RiverSource Variable Life Account (Registrant) is included in the SAI. The SAI and personal illustrations of death benefits, cash surrender values, and policy values are available, without charge, upon request.

To request the SAI or a personal illustration, or for other inquiries about the policies, contact your investment professional or RiverSource Life Insurance

Company at the telephone number and address listed below. The SAI dated the same date as this prospectus, is incorporated by reference into this prospectus.



                       RiverSource Life Insurance Company

                         829 Ameriprise Financial Center

                              Minneapolis, MN 55474

                            Telephone: (800) 333-3437

                 Website address: riversource.com/lifeinsurance



You may review and copy information about the Registrant, including the SAI, at the SEC's Public Reference Room in Washington, D.C. (for information about the public reference room call 1-202-942-8090). Reports and other information about the Registrant are available on the EDGAR Database on the SEC's Internet site at

(http://www.sec.gov). Copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address:

 publicinfor@sec.gov, or by writing to the Public Reference Section of the SEC,

                  100 F Street, N.E., Washington, D.C. 20549.



                     Investment Company Act File #811-09515



S-6482 K (1/07)

                      STATEMENT OF ADDITIONAL INFORMATION
                                      FOR
                                RIVERSOURCE(SM)
                 SIGNATURE VARIABLE UNIVERSAL LIFE (SIG - VUL)
                                 JAN. 2, 2007

ISSUED BY: RIVERSOURCE LIFE INSURANCE COMPANY
           829 Ameriprise Financial Center
           Minneapolis, MN 55474
           Telephone: (800) 333-3437
           Website address: riversource.com/lifeinsurance

           RIVERSOURCE VARIABLE LIFE ACCOUNT
           (PREVIOUSLY AMERICAN ENTERPRISE VARIABLE LIFE ACCOUNT)

RiverSource Variable Life Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

TABLE OF CONTENTS

INFORMATION ABOUT RIVERSOURCE LIFE ......................................  P. 3

   Ownership ............................................................  p. 3

   State Regulation .....................................................  p. 3

   Reports ..............................................................  p. 3

   Rating Agencies ......................................................  p. 3

PRINCIPAL UNDERWRITER ...................................................  P. 4

THE VARIABLE ACCOUNT ....................................................  P. 4

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES ..............  P. 4

   Additional Information on Payment Options ............................  p. 4

REVENUES RECEIVED DURING CALENDAR YEAR 2005 .............................  P. 6

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...........................  P. 6

FINANCIAL INFORMATION

CORPORATE CONSOLIDATION

On Dec. 31, 2006, American Enterprise Life Insurance Company and one of its affiliates, American Partners Life Insurance Company, merged into their parent company, IDS Life Insurance Company (IDS Life). At that time, IDS Life changed its name to RiverSource Life Insurance Company. This merger helped simplify the overall corporate structure because the three life insurance companies were consolidated into one. This consolidation and renaming does not have any adverse effect on the features or benefits of any policy.


2 - RIVERSOURCE VARIABLE LIFE ACCOUNT

INFORMATION ABOUT RIVERSOURCE LIFE

We are a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa.

OWNERSHIP

We are a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE REGULATION

We are subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. We file an annual statement in a prescribed form with Minnesota's Department of Commerce and in each state in which we do business. Our books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the financial soundness and claims-paying ability of insurance companies on a number of different factors. The ratings reflect each agency's estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see "Debt & Ratings Information" under "Investors Relations" on our website at ameriprise.com or contact your sales representative. Or view our current ratings by visiting the agency websites directly at:

A.M. Best                                                       www.ambest.com
Fitch                                                     www.fitchratings.com
Moody's                                               www.moodys.com/insurance
Standard & Poor's                                     www.standardandpoors.com

A.M. Best -- Rates insurance companies for their financial strength.

Fitch -- Rates insurance companies for their claims-paying ability.

Moody's -- Rates insurance companies for their financial strength.

Standard & Poor's -- Rates insurance companies for their financial strength.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 3

PRINCIPAL UNDERWRITER

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial.

Prior to Jan. 1, 2007, Ameriprise Financial Services, Inc. served as the principal underwriter for the policy. For the past three years, the aggregate dollar amount of underwriting commissions paid to Ameriprise Financial Services, Inc. for the variable account has been: 2005: $62,840,453; 2004:
$39,616,639; and 2003: $52,618,927. Ameriprise Financial Services, Inc. retained no underwriting commission from the sale of the policy.

THE VARIABLE ACCOUNT

The variable account was established on July 15, 1987, under Indiana law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account's management or investment practices or policies.

The variable account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this prospectus also invest in subaccounts of the variable account.

ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICIES

ADDITIONAL INFORMATION ON PAYMENT OPTIONS

OPTION B -- PAYMENTS FOR A SPECIFIED PERIOD: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

PAYMENT PERIOD                           MONTHLY PAYMENT PER $1,000
   (YEARS)                                 PLACED UNDER OPTION B
     10                                            $9.61
     15                                             6.87
     20                                             5.51
     25                                             4.71
     30                                             4.18

We will furnish monthly amounts for other payment periods at your request, without charge.


4 - RIVERSOURCE VARIABLE LIFE ACCOUNT

OPTION C -- LIFETIME INCOME: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

The amount of each monthly payment per $1,000 placed under this option will be at least the amounts shown in the following table. We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

OPTION C TABLE

                                               LIFE INCOME PER $1,000 WITH PAYMENTS GUARANTEED FOR
---------------------------------------------------------------------------------------------------
ADJUSTED    SETTLEMENT BEGINNING                    5 YEARS           10 YEARS         15 YEARS
AGE PAYEE        IN YEAR                         MALE    FEMALE    MALE   FEMALE    MALE    FEMALE
65                 2005                         $5.26    $4.66    $5.15   $4.62    $4.95    $4.53
                   2010                          5.17     4.60     5.07    4.55     4.89     4.48
                   2015                          5.09     4.53     4.99    4.49     4.83     4.42
                   2020                          5.01     4.47     4.92    4.44     4.77     4.38
                   2025                          4.94     4.42     4.86    4.39     4.72     4.33
                   2030                          4.87     4.37     4.79    4.34     4.67     4.29
70                 2005                          6.12     5.35     5.87    5.24     5.48     5.05
                   2010                          6.01     5.26     5.77    5.16     5.41     4.99
                   2015                          5.89     5.17     5.68    5.08     5.35     4.93
                   2020                          5.79     5.09     5.59    5.01     5.29     4.87
                   2025                          5.69     5.01     5.51    4.94     5.23     4.82
                   2030                          5.59     4.94     5.43    4.88     5.17     4.76
75                 2005                          7.27     6.33     6.72    6.07     6.00     5.65
                   2010                          7.11     6.20     6.61    5.97     5.94     5.59
                   2015                          6.96     6.08     6.50    5.87     5.88     5.52
                   2020                          6.82     5.97     6.40    5.78     5.83     5.46
                   2025                          6.68     5.86     6.30    5.69     5.77     5.40
                   2030                          6.55     5.76     6.21    5.60     5.72     5.34


RIVERSOURCE VARIABLE LIFE ACCOUNT - 5

REVENUES RECEIVED DURING CALENDAR YEAR 2005

The following table shows the unaffiliated funds ranked according to highest to lowest total dollar amounts the funds and their affiliates paid to us and/or our affiliates in 2005. Some of these funds may not be available under your policy. Please see your policy prospectus regarding the investment options available to you.

Fidelity(R) Variable Insurance Products                                         $ 8,854,855.66
Franklin(R) Templeton(R) Variable Insurance Products Trust                        6,823,584.36
Liberty Variable Investment Trust / Wanger Advisors Trust                         6,167,159.08
American Century(R) Variable Portfolios, Inc.                                     5,916,210.77
Goldman Sachs Variable Insurance Trust                                            5,908,269.00
AIM Variable Insurance Funds                                                      4,657,038.45
AllianceBernstein Variable Products Series Fund, Inc.                             4,105,185.33
Putnam Variable Trust                                                             2,894,721.89
MFS(R) Variable Insurance Trust(SM)                                               2,814,229.09
Credit Suisse Trust                                                               1,948,062.06
Wells Fargo Advantage Variable Trust Funds                                        1,785,045.10
Janus Aspen Series                                                                  973,913.25
Evergreen Variable Annuity Trust                                                    950,086.78
Oppenheimer Variable Account Funds                                                  940,501.39
Third Avenue Variable Series Trust                                                  930,151.06
Royce Capital Fund                                                                  909,404.51
Lazard Retirement Series, Inc.                                                      866,279.90
Van Kampen Life Investment Trust / The Universal Institutional Funds, Inc.          766,423.33
Pioneer Variable Contracts Trust                                                    367,921.93
Calvert Variable Series, Inc.                                                       166,558.14
Dreyfus Investment Portfolios / Dreyfus Variable Investment Fund                     40,580.81
STI Classic Variable Trust                                                           25,316.37
Premier VIT                                                                          20,167.99
Baron Capital Funds Trust                                                             7,180.35
J.P. Morgan Series Trust II                                                           4,344.49
-----------------------------------------------------------------------------------------------

If the revenue received from affiliated funds were included in the table above, payment to us or our affiliates by the RiverSource Variable Portfolio Funds or their affiliates would be at the top of the list.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements appearing in this SAI have been audited by Ernst & Young LLP (220 South Sixth Street, Suite 1400, Minneapolis, MN 55402), independent registered public accounting firm, as stated in their report appearing herein.

FINANCIAL INFORMATION

Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements of IDS Life Insurance Company (name subsequently changed to RiverSource Life Insurance Company) at Dec. 31, 2005 and 2004, and for each of the three years in the period ended Dec. 31, 2005, and the individual financial statements of the segregated asset subaccounts of the American Enterprise Variable Life Account (name subsequently changed to RiverSource Variable Life Account) which includes RiverSource Signature Variable Universal Life at Dec. 31, 2005, and for each of the periods indicated therein, as set forth in their reports. We've included our financial statements in the SAI in reliance upon Ernst & Young LLP's reports given on their authority as experts in accounting and auditing.


6 - RIVERSOURCE VARIABLE LIFE ACCOUNT

ANNUAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
AMERICAN ENTERPRISE LIFE INSURANCE COMPANY

We have audited the accompanying individual statements of assets and liabilities of the 40 segregated asset subaccounts of American Enterprise Variable Life Account, referred to in Note 1, as of December 31, 2005, and the related statements of operations and changes in net assets for the periods indicated therein. These financial statements are the responsibility of the management of American Enterprise Life Insurance Company. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of American Enterprise Variable Life Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of American Enterprise Variable Life Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the affiliated and unaffiliated mutual fund managers. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of the 40 segregated asset subaccounts of American Enterprise Variable Life Account, referred to in
Note 1, at December 31, 2005, and the individual results of their operations and the changes in their net assets for the periods indicated therein, in conformity with U.S. generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP

Minneapolis, Minnesota
March 31, 2006


RIVERSOURCE VARIABLE LIFE ACCOUNT - 7

STATEMENTS OF ASSETS AND LIABILITIES

                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                                -------------------------------------------------------------------
                                                                  AIM VI       AIM VI       AIM VI         AB VPS        AB VPS
                                                                 CAP APPR,    CAP DEV,    PREMIER EQ,   GLOBAL TECH,   LG CAP GRO,
DECEMBER 31, 2005                                                  SER I       SER I         SER I          CL B          CL B
ASSETS
Investments, at value(1),(2)                                    $   96,587   $   54,022   $    75,144   $     15,778   $    19,177
Dividends receivable                                                    --           --            --             --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                        96,587       54,022        75,144         15,778        19,177
===================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and expense
risk fee                                                                73           41            57             12            14
-----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                                 96,514       53,981        75,087         15,766        19,163
Net assets applicable to seed money                                     --           --            --             --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total net assets                                                $   96,514   $   53,981   $    75,087   $     15,766   $    19,163
===================================================================================================================================
(1) Investment shares                                                3,914        3,357         3,367          1,009           723
(2) Investments, at cost                                        $   78,893   $   40,148   $    66,798   $     13,465   $    15,094
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                               --------------------------------------------------------------------
                                                                 AB VPS                       CS          FID VIP        FID VIP
                                                                U.S. GOVT/    BARON CAP     MID-CAP      GRO & INC,      MID CAP,
DECEMBER 31, 2005 (CONTINUED)                                  HI GR, CL B   ASSET, INS       GRO         SERV CL        SERV CL
ASSETS
Investments, at value(1),(2)                                   $    13,439   $   29,900   $     3,731   $     45,308   $   239,379
Dividends receivable                                                    --           --            --             --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                        13,439       29,900         3,731         45,308       239,379
===================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and expense
risk fee                                                                10           22             2             33           178
-----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                                 13,429       29,878         3,729         45,275       239,201
Net assets applicable to seed money                                     --           --            --             --            --
-----------------------------------------------------------------------------------------------------------------------------------
Total net assets                                               $    13,429   $   29,878   $     3,729   $     45,275   $   239,201
===================================================================================================================================
(1) Investment shares                                                1,147        1,069           283          3,091         6,849
(2) Investments, at cost                                       $    13,917   $   21,897   $     2,905   $     39,493   $   152,962
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                    SEGREGATED ASSET SUBACCOUNTS
                                                              --------------------------------------------------------------------
                                                                FID VIP      FTVIPT         FTVIPT         FTVIPT
                                                               OVERSEAS,   FRANK REAL   MUTUAL SHARES     TEMP FOR        GS VIT
DECEMBER 31, 2005 (CONTINUED)                                   SERV CL     EST, CL 2     SEC, CL 2       SEC, CL 2      CAP GRO
ASSETS
Investments, at value(1),(2)                                  $   73,283   $   43,518   $       9,079   $      2,673   $   23,388
Dividends receivable                                                  --           --              --             --           --
----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                      73,283       43,518           9,079          2,673       23,388
==================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and
expense risk fee                                                      55           33               7              2           17
----------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                               73,228       43,485           9,072          2,671       23,371
Net assets applicable to seed money                                   --           --              --             --           --
----------------------------------------------------------------------------------------------------------------------------------
Total net assets                                              $   73,228   $   43,485   $       9,072   $      2,671   $   23,371
==================================================================================================================================
(1) Investment shares                                              3,571        1,357             500            171        2,190
(2) Investments, at cost                                      $   54,729   $   30,747   $       7,454   $      2,024   $   20,774
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


8 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF ASSETS AND LIABILITIES

                                                                              SEGREGATED ASSET SUBACCOUNTS
                                                      --------------------------------------------------------------------------
                                                           GS VIT          GS VIT       JPM U.S.       LAZARD        LAZARD
DECEMBER 31, 2005 (CONTINUED)                         STRUCTD U.S. EQ     INTL EQ   LG CAP CORE EQ   RETIRE EQ   RETIRE INTL EQ
ASSETS
Investments, at value(1),(2)                             $  10,093       $  2,750      $  11,224     $   2,385       $      116
Dividends receivable                                            --             --             --            --               --
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                10,093          2,750         11,224         2,385              116
================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality
and expense risk fee                                             8              2              8             2               --
--------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                         10,085          2,748         11,216         2,383               87
Net assets applicable to seed money                             --             --             --            --               29
--------------------------------------------------------------------------------------------------------------------------------
Total net assets                                         $  10,085       $  2,748      $  11,216     $   2,383       $      116
================================================================================================================================
(1) Investment shares                                          769            228            825           216                9
(2) Investments, at cost                                 $   8,187       $  2,055      $   9,724     $   2,021       $      103
--------------------------------------------------------------------------------------------------------------------------------

                                                                             SEGREGATED ASSET SUBACCOUNTS
                                                        -----------------------------------------------------------------------
                                                           MFS             MFS           MFS           PUT VT         PUT VT
                                                         NEW DIS,       RESEARCH,     UTILITIES,     GRO & INC,      INTL EQ,
DECEMBER 31, 2005 (CONTINUED)                            INIT CL         INIT CL       INIT CL         CL IB          CL IB
ASSETS
Investments, at value(1),(2)                            $  106,845     $   21,837     $   87,659     $   48,036     $   23,058
Dividends receivable                                            --             --             --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                               106,845         21,837         87,659         48,036         23,058
===============================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and
expense risk fee                                                78             15             66             36             16
-------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                        106,767         21,822         87,593         48,000         23,042
Net assets applicable to seed money                             --             --             --             --             --
-------------------------------------------------------------------------------------------------------------------------------
Total net assets                                        $  106,767     $   21,822     $   87,593     $   48,000     $   23,042
===============================================================================================================================
(1) Investment shares                                        6,827          1,331          3,692          1,823          1,418
(2) Investments, at cost                                $   90,012     $   19,098     $   57,577     $   40,113     $   18,155
-------------------------------------------------------------------------------------------------------------------------------

                                                                             SEGREGATED ASSET SUBACCOUNTS
                                                        ------------------------------------------------------------------------
                                                        PUT VT INTL
                                                          NEW OPP,         RVS VP        RVS VP         RVS VP         RVS VP
DECEMBER 31, 2005 (CONTINUED)                              CL IB            BAL         CASH MGMT      DIV BOND      DIV EQ INC
ASSETS
Investments, at value(1),(2)                            $    34,444      $  31,613     $   15,588     $   80,305     $   24,653
Dividends receivable                                             --             --             45            260             --
--------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 34,444         31,613         15,633         80,565         24,653
================================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and
expense risk fee                                                 26             23             11             59             19
--------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                          34,418         31,590         15,622         80,506         24,634
Net assets applicable to seed money                              --             --             --             --             --
--------------------------------------------------------------------------------------------------------------------------------
Total net assets                                        $    34,418      $  31,590     $   15,622     $   80,506     $   24,634
================================================================================================================================
(1) Investment shares                                         2,350          2,133         15,594          7,666          1,770
(2) Investments, at cost                                $    25,866      $  30,048     $   15,588     $   77,833     $   18,988
--------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 9

STATEMENTS OF ASSETS AND LIABILITIES

                                                                              SEGREGATED ASSET SUBACCOUNTS
                                                        ----------------------------------------------------------------------
                                                           RVS VP       RVS VP        RVS VP        RVS VP         RVS VP
DECEMBER 31, 2005 (CONTINUED)                               GRO      HI YIELD BOND   LG CAP EQ      NEW DIM    SHORT DURATION
ASSETS
Investments, at value(1),(2)                            $   27,806     $  24,297     $   10,990   $   24,562      $  6,053
Dividends receivable                                            --            97             --           --            16
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                27,806        24,394         10,990       24,562         6,069
==============================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and
expense risk fee                                                21            17              8           18             4
------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                         27,785        24,377         10,982       24,544         6,065
Net assets applicable to seed money                             --            --             --           --            --
------------------------------------------------------------------------------------------------------------------------------
Total net assets                                        $   27,785     $  24,377     $   10,982   $   24,544      $  6,065
==============================================================================================================================
(1) Investment shares                                        4,083         3,648            500        1,556           597
(2) Investments, at cost                                $   23,744     $  23,235     $    9,967   $   22,956      $  6,206
------------------------------------------------------------------------------------------------------------------------------

                                                                           SEGREGATED ASSET SUBACCOUNTS
                                                        ----------------------------------------------------------------------
                                                          RVS VP        ROYCE          ROYCE           WANGER        WANGER
DECEMBER 31, 2005 (CONTINUED)                           SM CAP ADV    MICRO-CAP        SM-CAP       INTL SM CAP    U.S. SM CO
ASSETS
Investments, at value(1),(2)                            $    5,519    $   66,541     $   21,827     $    25,719    $   47,526
Dividends receivable                                            --            --             --              --            --
------------------------------------------------------------------------------------------------------------------------------
Total assets                                                 5,519        66,541         21,827          25,719        47,526
==============================================================================================================================
LIABILITIES
Payable to American Enterprise Life for mortality and
expense risk fee                                                 4            50             16              19            36
------------------------------------------------------------------------------------------------------------------------------
Net assets applicable to Variable Life contracts in
accumulation period                                          5,515        66,491         21,811          25,700        47,490
Net assets applicable to seed money                             --            --             --              --            --
------------------------------------------------------------------------------------------------------------------------------
Total net assets                                        $    5,515    $   66,491     $   21,811     $    25,700    $   47,490
==============================================================================================================================
(1) Investment shares                                          413         5,294          2,257             840         1,362
(2) Investments, at cost                                $    4,697    $   52,774     $   17,044     $    16,133    $   34,251
------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.


10 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                            -----------------------------------------------------------------------
                                                              AIM VI         AIM VI       AIM VI         AB VPS          AB VPS
                                                             CAP APPR,      CAP DEV,    PREMIER EQ,    GLOBAL TECH,    LG CAP GRO,
YEAR ENDED DECEMBER 31, 2005                                   SER I         SER I         SER I          CL B            CL B
INVESTMENT INCOME
Dividend income                                             $       59    $       --    $       621      $    --         $    --
Variable account expenses                                          814           433            640          139             169
-----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                   (755)         (433)           (19)        (139)           (169)
===================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                          13,834         5,094          7,238        5,427           4,299
   Cost of investments sold                                     11,835         4,011          6,633        4,989           3,572
-----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                 1,999         1,083            605          438             727
Distributions from capital gains                                    --            --             --           --              --
Net change in unrealized appreciation or depreciation
of investments                                                   6,169         3,580          2,845          (30)          2,032
-----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                   8,168         4,663          3,450          408           2,759
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                  $    7,413    $    4,230    $     3,431      $   269         $ 2,590
===================================================================================================================================

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                            -----------------------------------------------------------------------
                                                               AB VPS                          CS          FID VIP      FID VIP
                                                             U.S. GOVT/      BARON CAP       MID-CAP      GRO & INC,    MID CAP,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                    HI GR, CL B     ASSET, INS        GRO          SERV CL      SERV CL
INVESTMENT INCOME
Dividend income                                             $       519     $        --     $     --      $      581   $    3,225
Variable account expenses                                           159             250           34             366        1,859
-----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                     360            (250)         (34)            215        1,366
===================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                            8,726           2,516        3,248           8,582       19,418
   Cost of investments sold                                       9,030           1,887        2,521           7,721       13,199
-----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                   (304)            629          727             861        6,219
Distributions from capital gains                                    536              --           --              --           --
Net change in unrealized appreciation or depreciation of
investments                                                        (430)            285         (471)          1,499       26,314
-----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                     (198)            914          256           2,360       32,533
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                             $       162     $       664     $    222      $    2,575   $   33,899
===================================================================================================================================

                                                                                   SEGREGATED ASSET SUBACCOUNTS
                                                                  ----------------------------------------------------------------
                                                                    FID VIP      FTVIPT         FTVIPT        FTVIPT
                                                                   OVERSEAS,    FRANK REAL   MUTUAL SHARES    TEMP FOR    GS VIT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                            SERV CL      EST, CL 2     SEC, CL 2     SEC, CL 2   CAP GRO
INVESTMENT INCOME
Dividend income                                                   $      356    $      584      $   72       $      28   $    34
Variable account expenses                                                577           376          74              22       191
----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                         (221)          208          (2)              6      (157)
==================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                                 2,338         6,597         535             145     1,830
   Cost of investments sold                                            2,003         4,773         466             115     1,663
----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                         335         1,824          69              30       167
Distributions from capital gains                                         320         2,511          27              --        --
Net change in unrealized appreciation or depreciation of
investments                                                           10,719           405         678             186       533
----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                        11,374         4,740         774             216       700
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations   $   11,153    $    4,948      $  772       $     222   $   543
==================================================================================================================================

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 11

STATEMENTS OF OPERATIONS

                                                                        SEGREGATED ASSET SUBACCOUNTS
                                                  ---------------------------------------------------------------------------
                                                       GS VIT         GS VIT       JPM U.S.        LAZARD         LAZARD
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)          STRUCTD U.S. EQ    INTL EQ    LG CAP CORE EQ   RETIRE EQ    RETIRE INTL EQ
INVESTMENT INCOME
Dividend income                                       $    75        $     8        $   128      $      16        $    1
Variable account expenses                                  73             29             96             23             1
-----------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                             2            (21)            32             (7)           --
=============================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                    377          1,603          1,572          1,065             1
   Cost of investments sold                               313          1,287          1,365            888             1
-----------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments           64            316            207            177            --
Distributions from capital gains                           --             --             --             --             2
Net change in unrealized appreciation or
depreciation of investments                               422             65           (187)           (90)            8
-----------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                            486            381             20             87            10
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                       $   488        $   360        $    52      $      80        $   10
=============================================================================================================================

                                                                          SEGREGATED ASSET SUBACCOUNTS
                                                   --------------------------------------------------------------------------
                                                       MFS            MFS              MFS            PUT VT         PUT VT
                                                     NEW DIS,       RESEARCH,       UTILITIES,      GRO & INC,      INTL EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)             INIT CL        INIT CL           INIT CL         CL IB          CL IB
INVESTMENT INCOME
Dividend income                                     $       --      $       74      $      489      $      707      $    284
Variable account expenses                                  848             144             747             417           182
-----------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                           (848)            (70)           (258)            290           102
=============================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                  12,250           1,989          13,050           6,575         6,145
   Cost of investments sold                             10,661           1,705           8,802           5,585         4,840
-----------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments         1,589             284           4,248             990         1,305
Distributions from capital gains                            --              --              --              --            --
Net change in unrealized appreciation or
depreciation of investments                              4,085             858           8,381             733           695
-----------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                           5,674           1,142          12,629           1,723         2,000
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                     $    4,826      $    1,072      $   12,371      $    2,013      $  2,102
=============================================================================================================================

                                                                             SEGREGATED ASSET SUBACCOUNTS
                                                       ----------------------------------------------------------------------
                                                       PUT VT INTL
                                                         NEW OPP,       RVS VP        RVS VP         RVS VP         RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                  CL IB          BAL         CASH MGMT      DIV BOND      DIV EQ INC
INVESTMENT INCOME
Dividend income                                        $       207     $    786      $     459     $   3,026      $      354
Variable account expenses                                      290          271            161           733             202
-----------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                (83)         515            298         2,293             152
=============================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON
INVESTMENTS -- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                       2,942        1,139          6,722        13,774           2,258
   Cost of investments sold                                  2,388        1,061          6,722        13,226           1,774
-----------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments               554           78             --           548             484
Distributions from capital gains                                --          941             --            --             921
Net change in unrealized appreciation or depreciation
of investments                                               4,711         (613)            --        (1,870)          1,168
-----------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                               5,265          406             --        (1,322)          2,573
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets
resulting from operations                              $     5,182     $    921      $     298     $     971      $    2,725
=============================================================================================================================

See accompanying notes to financial statements.


12 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF OPERATIONS

                                                                                  SEGREGATED ASSET SUBACCOUNTS
                                                             ----------------------------------------------------------------------
                                                               RVS VP         RVS VP        RVS VP       RVS VP         RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                         GRO      HI YIELD BOND   LG CAP EQ     NEW DIM     SHORT DURATION
INVESTMENT INCOME
Dividend income                                              $      103   $       1,642   $     109   $       143   $          185
Variable account expenses                                           251             228          87           219               57
-----------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                    (148)          1,414          22           (76)             128
===================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
-- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                            4,586           9,183         562         3,745            1,187
   Cost of investments sold                                       4,088           8,643         524         3,587            1,219
-----------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                    498             540          38           158              (32)
Distributions from capital gains                                     --              --          --            --               --
Net change in unrealized appreciation or depreciation of
investments                                                       1,730          (1,179)        467            24              (56)
-----------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                    2,228            (639)        505           182              (88)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                   $    2,080   $         775   $     527   $       106   $           40
===================================================================================================================================

                                                                                  SEGREGATED ASSET SUBACCOUNTS
                                                             -----------------------------------------------------------------------
                                                               RVS VP         ROYCE         ROYCE        WANGER         WANGER
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                     SM CAP ADV     MICRO-CAP      SM-CAP     INTL SM CAP     U.S. SM CO
INVESTMENT INCOME
Dividend income                                              $       --   $         342   $      --   $       205   $           --
Variable account expenses                                            50             531         198           196              387
------------------------------------------------------------------------------------------------------------------------------------
Investment income (loss) -- net                                     (50)           (189)       (198)            9             (387)
====================================================================================================================================
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
-- NET
Realized gain (loss) on sales of investments:
   Proceeds from sales                                              954           6,504       5,268         2,988            2,213
   Cost of investments sold                                         708           5,400       4,113         2,035            1,691
------------------------------------------------------------------------------------------------------------------------------------
Net realized gain (loss) on sales of investments                    246           1,104       1,155           953              522
Distributions from capital gains                                    687           1,034         226            --               --
Net change in unrealized appreciation or depreciation of
investments                                                        (651)          4,654         460         3,171            4,322
------------------------------------------------------------------------------------------------------------------------------------
Net gain (loss) on investments                                      282           6,792       1,841         4,124            4,844
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                   $      232   $       6,603   $   1,643   $     4,133   $        4,457
====================================================================================================================================

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 13

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                     SEGREGATED ASSET SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                     AIM VI     AIM VI       AIM VI        AB VPS         AB VPS
                                                                   CAP APPR,   CAP DEV,   PREMIER EQ,   GLOBAL TECH,   LG CAP GRO,
YEAR ENDED DECEMBER 31, 2005                                         SER I       SER I       SER I          CL B           CL B
OPERATIONS
Investment income (loss) -- net                                    $    (755)  $   (433)  $       (19)  $       (139)  $      (169)
Net realized gain (loss) on sales of investments                       1,999      1,083           605            438           727
Distributions from capital gains                                          --         --            --             --            --
Net change in unrealized appreciation or
depreciation of investments                                            6,169      3,580         2,845            (30)        2,032
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                                        7,413      4,230         3,431            269         2,590
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                            21,631     11,417        11,979          3,761         3,415
Net transfers(1)                                                         346     (1,521)          163            434          (486)
Transfers for policy loans                                              (200)        --          (579)            --            (5)
Policy charges                                                        (8,339)    (4,297)       (4,479)        (1,751)       (2,012)
Contract terminations:
   Surrender benefits                                                 (9,864)    (1,038)       (3,475)        (4,831)       (2,553)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                         3,574      4,561         3,609         (2,387)       (1,641)
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                       85,527     45,190        68,047         17,884        18,214
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                          $  96,514   $ 53,981   $    75,087   $     15,766   $    19,163
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               121,717     36,700        99,219         36,933        30,316
Contract purchase payments                                            30,843      9,215        17,482          8,152         5,604
Net transfers(1)                                                         544     (1,273)          238            936          (696)
Transfers for policy loans                                              (288)        --          (854)            --            (7)
Policy charges                                                       (11,867)    (3,454)       (6,520)        (3,798)       (3,316)
Contract terminations:
   Surrender benefits                                                (13,615)      (828)       (5,008)       (10,536)       (3,879)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     127,334     40,360       104,557         31,687        28,022
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


14 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SEGREGATED ASSET SUBACCOUNTS
                                                                      --------------------------------------------------------------
                                                                         AB VPS                     CS       FID VIP      FID VIP
                                                                       U.S. GOVT/    BARON CAP    MID-CAP   GRO & INC,    MID CAP,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                              HI GR, CL B   ASSET, INS      GRO       SERV CL     SERV CL
OPERATIONS
Investment income (loss) -- net                                       $       360   $     (250)  $    (34)  $      215   $   1,366
Net realized gain (loss) on sales of investments                             (304)         629        727          861       6,219
Distributions from capital gains                                              536           --         --           --          --
Net change in unrealized appreciation or depreciation of
investments                                                                  (430)         285       (471)       1,499      26,314
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                                    162          664        222        2,575      33,899
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                                  3,467        6,163      1,004       11,642      48,592
Net transfers(1)                                                              124          118         --          285      (2,054)
Transfers for policy loans                                                     (4)          (5)        --         (682)         (7)
Policy charges                                                             (1,929)      (3,110)      (622)      (3,389)    (20,167)
Contract terminations:
   Surrender benefits                                                      (6,665)      (1,364)    (2,690)      (5,781)     (6,788)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                             (5,007)       1,802     (2,308)       2,075      19,576
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                            18,274       27,412      5,815       40,625     185,726
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                             $    13,429   $   29,878   $  3,729   $   45,275   $ 239,201
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                     14,654       18,085      6,300       47,909      95,505
Contract purchase payments                                                  2,772        4,101      1,070       13,288      23,542
Net transfers(1)                                                               98           69         --          345      (1,003)
Transfers for policy loans                                                     (3)          (3)        --         (805)         (3)
Policy charges                                                             (1,540)      (2,066)      (667)      (3,938)     (9,803)
Contract terminations:
   Surrender benefits                                                      (5,303)        (945)    (2,894)      (6,697)     (3,242)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                           10,678       19,241      3,809       50,102     104,996
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 15

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                     SEGREGATED ASSET SUBACCOUNTS
                                                                   -----------------------------------------------------------------
                                                                     FID VIP       FTVIPT         FTVIPT        FTVIPT
                                                                    OVERSEAS,    FRANK REAL   MUTUAL SHARES    TEMP FOR     GS VIT
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                             SERV CL      EST, CL 2     SEC, CL 2     SEC, CL 2    CAP GRO
OPERATIONS
Investment income (loss) -- net                                    $      (221)  $      208   $          (2)  $       6   $   (157)
Net realized gain (loss) on sales of investments                           335        1,824              69          30        167
Distributions from capital gains                                           320        2,511              27          --         --
Net change in unrealized appreciation or
depreciation of investments                                             10,719          405             678         186        533
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                              11,153        4,948             772         222        543
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                               1,917        8,470             754         274      4,002
Net transfers(1)                                                          (272)      (2,219)            (26)         --        279
Transfers for policy loans                                                  --           --              --          --         --
Policy charges                                                          (1,743)      (4,031)           (298)        (64)    (1,314)
Contract terminations:
   Surrender benefits                                                       --       (3,543)             --         (61)      (819)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                             (98)      (1,323)            430         149      2,148
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                         62,173       39,860           7,870       2,300     20,680
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                          $    73,228   $   43,485   $       9,072   $   2,671   $ 23,371
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                  84,076       18,696           5,713       1,781     26,514
Contract purchase payments                                               2,555        3,862             534         209      5,262
Net transfers(1)                                                          (351)      (1,015)            (27)         --        362
Transfers for policy loans                                                  --           --              --          --         --
Policy charges                                                          (2,294)      (1,824)           (210)        (49)    (1,726)
Contract terminations:
   Surrender benefits                                                       --       (1,583)             --         (46)    (1,043)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                        83,986       18,136           6,010       1,895     29,369
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


16 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                SEGREGATED ASSET SUBACCOUNTS
                                                          -------------------------------------------------------------------------
                                                               GS VIT        GS VIT       JPM U.S.        LAZARD        LAZARD
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                  STRUCTD U.S. EQ    INTL EQ   LG CAP CORE EQ   RETIRE EQ   RETIRE INTL EQ
OPERATIONS
Investment income (loss) -- net                           $             2   $    (21)  $           32   $      (7)  $           --
Net realized gain (loss) on sales of investments                       64        316              207         177               --
Distributions from capital gains                                       --         --               --          --                2
Net change in unrealized appreciation or
depreciation of investments                                           422         65             (187)        (90)               8
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                                       488        360               52          80               10
===================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                          1,812        506            2,140         669               --
Net transfers(1)                                                       --         --              234          --               --
Transfers for policy loans                                             --         --               --          --               --
Policy charges                                                       (311)      (227)            (895)       (189)              --
Contract terminations:
   Surrender benefits                                                  --     (1,422)          (1,001)       (882)              --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                      1,501     (1,143)             478        (402)              --
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                     8,096      3,531           10,686       2,705              106
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                 $        10,085   $  2,748   $       11,216   $   2,383   $          116
===================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                              8,959      4,256           13,552       2,632               90
Contract purchase payments                                          1,962        603            2,757         655               --
Net transfers(1)                                                       --         --              293          --               --
Transfers for policy loans                                             --         --               --          --               --
Policy charges                                                       (349)      (269)          (1,150)       (185)              --
Contract terminations:
   Surrender benefits                                                  --     (1,651)          (1,293)       (840)              --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                   10,572      2,939           14,159       2,262               90
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 17

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                       SEGREGATED ASSET SUBACCOUNTS
                                                                        ------------------------------------------------------------
                                                                           MFS         MFS          MFS        PUT VT      PUT VT
                                                                        NEW DIS,    RESEARCH,   UTILITIES,   GRO & INC,   INTL EQ,
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                                 INIT CL     INIT CL      INIT CL       CL IB       CL IB
OPERATIONS
Investment income (loss) -- net                                         $    (848)  $     (70)  $     (258)  $      290   $    102
Net realized gain (loss) on sales of investments                            1,589         284        4,248          990      1,305
Distributions from capital gains                                              --           --           --           --         --
Net change in unrealized appreciation or
depreciation of investments                                                 4,085         858        8,381          733        695
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting
from operations                                                             4,826       1,072       12,371        2,013      2,102
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                                 27,706       9,230       15,581        9,460      7,612
Net transfers(1)                                                              320         (18)        (881)         424       (193)
Transfers for policy loans                                                   (199)         --           --           --         --
Policy charges                                                             (8,621)     (2,549)      (7,024)      (3,886)    (2,299)
Contract terminations:
   Surrender benefits                                                      (8,125)       (893)      (7,113)      (4,656)    (4,950)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                             11,081       5,770          563        1,342        170
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                            90,860      14,980       74,659       44,645     20,770
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                               $ 106,767   $  21,822   $   87,593   $   48,000   $ 23,042
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                    103,637      19,839       76,042       44,672     26,405
Contract purchase payments                                                 32,106      11,581       14,977        9,405      8,970
Net transfers(1)                                                              458         (22)        (843)         413       (237)
Transfers for policy loans                                                   (234)         --           --           --         --
Policy charges                                                            (10,036)     (3,233)      (6,696)      (3,875)    (2,749)
Contract terminations:
   Surrender benefits                                                      (9,194)     (1,119)      (6,434)      (4,563)    (6,045)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                          116,737      27,046       77,046       46,052     26,344
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


18 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                     SEGREGATED ASSET SUBACCOUNTS
                                                        -------------------------------------------------------
                                                        PUT VT INTL
                                                          NEW OPP,    RVS VP     RVS VP    RVS VP     RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                   CL IB        BAL    CASH MGMT  DIV BOND  DIV EQ INC
OPERATIONS
Investment income (loss) -- net                          $    (83)   $    515  $     298  $  2,293   $    152
Net realized gain (loss) on sales of investments              554          78         --       548        484
Distributions from capital gains                               --         941         --        --        921
Net change in unrealized appreciation or depreciation
of investments                                              4,711        (613)        --    (1,870)     1,168
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                  5,182         921        298       971      2,725
===============================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                  2,732       2,619      5,025    15,575      3,604
Net transfers(1)                                             (250)        150        816     2,277       (102)
Transfers for policy loans                                     --          --         --      (552)        --
Policy charges                                             (1,467)     (1,241)    (2,221)   (7,337)    (1,725)
Contract terminations:
   Surrender benefits                                      (1,597)         --     (5,256)  (10,109)      (649)
---------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions               (582)      1,528     (1,636)     (146)     1,128
---------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                            29,818      29,141     16,960    79,681     20,781
---------------------------------------------------------------------------------------------------------------
Net assets at end of year                                $ 34,418    $ 31,590  $  15,622  $ 80,506   $ 24,634
===============================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                     54,071      30,419     16,499    66,443     15,605
Contract purchase payments                                  4,688       2,730      4,860    12,914      2,648
Net transfers(1)                                             (416)        163        790     1,893        (70)
Transfers for policy loans                                     --          --         --      (458)        --
Policy charges                                             (2,508)     (1,295)    (2,153)   (6,092)    (1,256)
Contract terminations:
   Surrender benefits                                      (2,628)         --     (5,052)   (8,370)      (482)
---------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                           53,207      32,017     14,944    66,330     16,445
===============================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 19

STATEMENTS OF CHANGES IN NET ASSETS

                                                                          SEGREGATED ASSET SUBACCOUNTS
                                                         ---------------------------------------------------------------
                                                           RVS VP       RVS VP       RVS VP     RVS VP       RVS VP
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                    GRO      HI YIELD BOND  LG CAP EQ  NEW DIM   SHORT DURATION
OPERATIONS
Investment income (loss) -- net                          $   (148)     $  1,414      $     22  $    (76)    $    128
Net realized gain (loss) on sales of investments              498           540            38       158          (32)
Distributions from capital gains                               --            --            --        --           --
Net change in unrealized appreciation or depreciation
of investments                                              1,730        (1,179)          467        24          (56)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                  2,080           775           527       106           40
========================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                  2,270         6,888         2,530     4,008        1,273
Net transfers(1)                                              (24)          194            21       177          106
Transfers for policy loans                                     --            --            --        --           --
Policy charges                                             (1,330)       (2,623)         (721)   (1,856)        (516)
Contract terminations:
   Surrender benefits                                      (3,328)       (7,874)           --    (2,403)        (855)
------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions             (2,412)       (3,415)        1,830       (74)           8
------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                            28,117        27,017         8,625    24,512        6,017
------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                $ 27,785      $ 24,377      $ 10,982  $ 24,544     $  6,065
========================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                     53,188        24,278        12,213    33,017        5,231
Contract purchase payments                                  4,256         6,091         3,543     5,557        1,106
Net transfers(1)                                              (46)          177            34       243           94
Transfers for policy loans                                     --            --            --        --           --
Policy charges                                             (2,470)       (2,335)       (1,011)   (2,573)        (450)
Contract terminations:
   Surrender benefits                                      (6,098)       (6,961)           --    (3,315)        (743)
------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                           48,830        21,250        14,779    32,929        5,238
========================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


20 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                          SEGREGATED ASSET SUBACCOUNTS
                                                         --------------------------------------------------------------
                                                           RVS VP        ROYCE        ROYCE      WANGER       WANGER
YEAR ENDED DECEMBER 31, 2005 (CONTINUED)                 SM CAP ADV    MICRO-CAP      SM-CAP   INTL SM CAP  U.S. SM CO
OPERATIONS
Investment income (loss) -- net                           $    (50)    $   (189)    $   (198)   $      9    $   (387)
Net realized gain (loss) on sales of investments               246        1,104        1,155         953         522
Distributions from capital gains                               687        1,034          226          --          --
Net change in unrealized appreciation or depreciation
of investments                                                (651)       4,654          460       3,171       4,322
-----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                     232        6,603        1,643       4,133       4,457
=======================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                     726       15,616        5,420       4,593       7,690
Net transfers(1)                                              (221)         179           (4)      1,511          73
Transfers for policy loans                                      --         (227)        (568)         --          --
Policy charges                                                (286)      (7,613)      (2,058)     (1,902)     (3,191)
Contract terminations:
   Surrender benefits                                         (434)      (2,925)      (3,241)     (1,547)       (490)
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                (215)       5,030         (451)      2,655       4,082
-----------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                              5,498       54,858       20,619      18,912      38,951
-----------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                 $  5,515     $ 66,491     $ 21,811    $ 25,700    $ 47,490
=======================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                       3,918       25,001        8,855      22,740      31,932
Contract purchase payments                                     528        7,122        2,267       5,154       6,218
Net transfers(1)                                              (153)         126           (2)      1,732         109
Transfers for policy loans                                      --         (104)        (241)         --          --
Policy charges                                                (205)      (3,471)        (863)     (2,132)     (2,555)
Contract terminations:
   Surrender benefits                                         (305)      (1,280)      (1,309)     (1,837)       (398)
-----------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                             3,783       27,394        8,707      25,657      35,306
=======================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 21

STATEMENTS OF CHANGES IN NET ASSETS

                                                                           SEGREGATED ASSET SUBACCOUNTS
                                                       --------------------------------------------------------------------
                                                         AIM VI       AIM VI      AIM VI          AB VPS          AB VPS
                                                       CAP APPR,     CAP DEV,   PREMIER EQ,    GLOBAL TECH,    LG CAP GRO,
YEAR ENDED DECEMBER 31, 2004                             SER I        SER I        SER I           CL B            CL B
OPERATIONS
Investment income (loss) -- net                         $   (684)   $   (360)    $   (135)      $   (180)       $   (124)
Net realized gain (loss) on sales of investments           1,032       1,616          427            380             193
Distributions from capital gains                              --          --           --             --              --
Net change in unrealized appreciation or depreciation
of investments                                             4,361       4,401        2,687            229           1,389
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                 4,709       5,657        2,979            429           1,458
===========================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                25,667      12,205       27,077          6,317           5,381
Net transfers(1)                                              57         131          325         (5,088)          3,484
Transfers for policy loans                                (2,489)       (192)      (1,329)            --            (906)
Policy charges                                            (8,797)     (4,535)      (4,423)        (2,173)         (2,226)
Contract terminations:
   Surrender benefits                                     (4,419)     (5,080)      (1,323)        (1,805)         (1,524)
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions            10,019       2,529       20,327         (2,749)          4,209
---------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                           70,799      37,004       44,741         20,204          12,547
---------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                               $ 85,527    $ 45,190     $ 68,047       $ 17,884        $ 18,214
===========================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                   106,458      34,428       68,383         43,463          22,422
Contract purchase payments                                38,886      10,997       41,155         14,036           9,631
Net transfers(1)                                              27          87          501        (11,852)          6,548
Transfers for policy loans                                (3,761)       (186)      (2,028)            --          (1,618)
Policy charges                                           (13,345)     (4,096)      (6,820)        (4,824)         (3,982)
Contract terminations:
   Surrender benefits                                     (6,548)     (4,530)      (1,972)        (3,890)         (2,685)
---------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                         121,717      36,700       99,219         36,933          30,316
===========================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


22 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                       SEGREGATED ASSET SUBACCOUNTS
                                                       ------------------------------------------------------------
                                                          AB VPS                    CS       FID VIP      FID VIP
                                                        U.S. GOVT/   BARON CAP   MID-CAP    GRO & INC,   MID CAP,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)               HI GR, CL B  ASSET, INS     GRO       SERV CL      SERV CL
OPERATIONS
Investment income (loss) -- net                         $    272     $   (212)  $    (55)   $    (55)    $ (1,421)
Net realized gain (loss) on sales of investments              13          910        292         229        7,511
Distributions from capital gains                             452           --         --          --           --
Net change in unrealized appreciation or depreciation
of investments                                              (313)       4,667        328       1,930       28,996
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                   424        5,365        565       2,104       35,086
===================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                 5,912        9,238      2,249       8,758       49,549
Net transfers(1)                                             248       (1,921)    (1,152)      4,358       (8,679)
Transfers for policy loans                                  (218)        (262)      (784)         --       (3,031)
Policy charges                                            (2,353)      (3,160)      (910)     (2,989)     (17,884)
Contract terminations:
   Surrender benefits                                       (867)      (1,082)        --        (569)     (10,494)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions             2,722        2,813       (597)      9,558        9,461
-------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                           15,128       19,234      5,847      28,963      141,179
-------------------------------------------------------------------------------------------------------------------
Net assets at end of year                               $ 18,274     $ 27,412   $  5,815    $ 40,625     $185,726
===================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                    12,446       15,794      7,102      35,802       89,766
Contract purchase payments                                 4,820        7,051      2,663      10,924       29,821
Net transfers(1)                                             205       (1,382)    (1,461)      5,554       (5,092)
Transfers for policy loans                                  (179)        (198)      (925)         --       (1,888)
Policy charges                                            (1,917)      (2,410)    (1,079)     (3,698)     (10,745)
Contract terminations:
   Surrender benefits                                       (721)        (770)        --        (673)      (6,357)
-------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                          14,654       18,085      6,300      47,909       95,505
===================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 23

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SEGREGATED ASSET SUBACCOUNTS
                                                                      --------------------------------------------------------------
                                                                       FID VIP      FTVIPT         FTVIPT        FTVIPT
                                                                      OVERSEAS,   FRANK REAL   MUTUAL SHARES    TEMP FOR    GS VIT
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                               SERV CL    EST, CL 2      SEC, CL 2     SEC, CL 2   CAP GRO
OPERATIONS
Investment income (loss) -- net                                       $    (200)  $      285   $         (10)  $       3   $     9
Net realized gain (loss) on sales of investments                            192          818             134          11        51
Distributions from capital gains                                             --           42              --          --        --
Net change in unrealized appreciation or depreciation of investments      5,124        7,712             596         319     1,567
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           5,116        8,857             720         333     1,627
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                               16,183       12,073             783         273     4,389
Net transfers(1)                                                         30,134          188           4,323          --     4,274
Transfers for policy loans                                                   --           --              --          --      (278)
Policy charges                                                           (2,422)      (3,920)           (275)        (80)   (1,249)
Contract terminations:
   Surrender benefits                                                        --       (1,355)           (672)         --        --
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                           43,895        6,986           4,159         193     7,136
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                          13,162       24,017           2,991       1,774    11,917
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                             $  62,173   $   39,860   $       7,870   $   2,300   $20,680
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                   20,010       14,713           2,421       1,614    16,518
Contract purchase payments                                               22,655        6,777             616         237     6,032
Net transfers(1)                                                         45,066          152           3,422          --     6,064
Transfers for policy loans                                                   --           --              --          --      (385)
Policy charges                                                           (3,655)      (2,201)           (216)        (70)   (1,715)
Contract terminations:
   Surrender benefits                                                        --         (745)           (530)         --        --
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                         84,076       18,696           5,713       1,781    26,514
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


24 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                 SEGREGATED ASSET SUBACCOUNTS
                                                           -------------------------------------------------------------------------
                                                               GS VIT         GS VIT      JPM U.S.        LAZARD        LAZARD
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                   STRUCTD U.S. EQ   INTL EQ   LG CAP CORE EQ   RETIRE EQ   RETIRE INTL EQ
OPERATIONS
Investment income (loss) -- net                            $            30   $    10   $          (15)  $      (6)  $           (1)
Net realized gain (loss) on sales of investments                        52        20              102          60               --
Distributions from capital gains                                        --        --               --          --               --
Net change in unrealized appreciation or depreciation of
   investments                                                         881       361              724         205               14
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from
operations                                                             963       391              811         259               13
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                           1,878       565            2,719         732               --
Net transfers(1)                                                        --        --               93          --               --
Transfers for policy loans                                              --        --               --          --               --
Policy charges                                                        (311)     (250)          (1,021)       (235)              --
Contract terminations:
   Surrender benefits                                                   --        --             (177)       (254)              --
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                       1,567       315            1,614         243               --
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                      5,566     2,825            8,261       2,203               93
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                  $         8,096   $ 3,531   $       10,686   $   2,705   $          106
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                               7,016     3,829           11,366       2,374               90
Contract purchase payments                                           2,318       765            3,678         768               --
Net transfers(1)                                                        --        --              119          --               --
Transfers for policy loans                                              --        --               --          --               --
Policy charges                                                        (375)     (338)          (1,381)       (246)              --
Contract terminations:
   Surrender benefits                                                   --        --             (230)       (264)              --
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                     8,959     4,256           13,552       2,632               90
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 25

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SEGREGATED ASSET SUBACCOUNTS
                                                                       ------------------------------------------------------------
                                                                          MFS        MFS         MFS         PUT VT      PUT VT
                                                                       NEW DIS,   RESEARCH,   UTILITIES,   GRO & INC,   INTL EQ,
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                                INIT CL    INIT CL     INIT CL        CL IB      CL IB
OPERATIONS
Investment income (loss) -- net                                        $   (734)  $      15   $      283   $      228   $      97
Net realized gain (loss) on sales of investments                            940          39        1,114          420         155
Distributions from capital gains                                             --          --           --           --          --
Net change in unrealized appreciation or depreciation of investments      4,571       1,796       14,966        3,436       2,453
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations           4,777       1,850       16,363        4,084       2,705
===================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                               23,745       3,761       16,429       11,414       3,535
Net transfers(1)                                                         (1,691)         13         (864)        (253)       (294)
Transfers for policy loans                                               (2,483)       (376)        (206)        (291)       (296)
Policy charges                                                           (8,175)     (1,308)      (6,617)      (4,020)     (1,372)
Contract terminations:
   Surrender benefits                                                    (4,481)         --         (324)        (981)         --
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                            6,915       2,090        8,418        5,869       1,573
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                          79,168      11,040       49,878       34,692      16,492
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                              $ 90,860   $  14,980   $   74,659   $   44,645   $  20,770
===================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                   95,324      16,788       65,536       38,225      24,144
Contract purchase payments                                               29,050       5,521       20,092       12,374       5,071
Net transfers(1)                                                         (2,275)         17         (975)        (276)       (412)
Transfers for policy loans                                               (3,052)       (571)        (265)        (319)       (437)
Policy charges                                                          (10,035)     (1,916)      (8,013)      (4,325)     (1,961)
Contract terminations:
   Surrender benefits                                                    (5,375)         --         (333)      (1,007)         --
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                        103,637      19,839       76,042       44,672      26,405
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


26 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SEGREGATED ASSET SUBACCOUNTS
                                                                       -----------------------------------------------------------
                                                                       PUT VT INTL
                                                                        NEW OPP,      RVS VP    RVS VP      RVS VP      RVS VP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                                  CL IB        BAL     CASH MGMT   DIV BOND   DIV EQ INC
OPERATIONS
Investment income (loss) -- net                                        $       (57)  $   168   $     (19)  $  1,748   $      107
Net realized gain (loss) on sales of investments                             5,120       157          --        413          320
Distributions from capital gains                                                --        --          --         --           --
Net change in unrealized appreciation or depreciation of investments        (2,888)    1,118          --         (7)       2,347
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations              2,175     1,443         (19)     2,154        2,774
==================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                                  17,669    17,105       7,045     34,600        7,504
Net transfers(1)                                                           (30,403)       84         943      1,716          487
Transfers for policy loans                                                    (944)     (694)         --       (984)          --
Policy charges                                                              (1,511)   (1,100)     (2,405)    (8,816)      (1,587)
Contract terminations:
   Surrender benefits                                                           --        --        (335)    (1,089)          --
----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                             (15,189)   15,395       5,248     25,427        6,404
----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                             42,832    12,303      11,731     52,100       11,603
----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                              $    29,818   $29,141   $  16,960   $ 79,681   $   20,781
==================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                      87,234    13,946      11,393     44,988       10,207
Contract purchase payments                                                  33,526    18,384       6,854     29,265        6,331
Net transfers(1)                                                           (61,746)       81         912      1,459          415
Transfers for policy loans                                                  (1,916)     (779)         --       (856)          --
Policy charges                                                              (3,027)   (1,213)     (2,334)    (7,497)      (1,348)
Contract terminations:
   Surrender benefits                                                           --        --        (326)      (916)          --
----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                            54,071    30,419      16,499     66,443       15,605
==================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 27

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SEGREGATED ASSET SUBACCOUNTS
                                                                       ------------------------------------------------------------
                                                                       RVS VP      RVS VP        RVS VP    RVS VP      RVS VP
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                                 GRO    HI YIELD BOND  LG CAP EQ  NEW DIM  SHORT DURATION
OPERATIONS
Investment income (loss) -- net                                        $   (76) $       1,455  $       5  $    36  $           87
Net realized gain (loss) on sales of investments                            74             93          6       62              (5)
Distributions from capital gains                                            --             --         --       --               2
Net change in unrealized appreciation or depreciation of investments     1,427            901        479      507             (85)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations          1,425          2,449        490      605              (1)
===================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                              16,796          5,596      1,428    4,793           1,553
Net transfers(1)                                                           113             (9)     6,299      226             177
Transfers for policy loans                                                  --             --         --     (641)             --
Policy charges                                                          (1,321)        (2,295)      (404)  (1,938)           (543)
Contract terminations:
   Surrender benefits                                                       --              5       (242)      --            (107)
-----------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                          15,588          3,297      7,081    2,440           1,080
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                         11,104         21,271      1,054   21,467           4,938
-----------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                              $28,117  $      27,017  $   8,625  $24,512  $        6,017
===================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                  22,571         21,101      1,565   29,697           4,291
Contract purchase payments                                              33,070          5,372      2,155    6,753           1,351
Net transfers(1)                                                           226             (7)     9,466      198             153
Transfers for policy loans                                                  --             --         --     (902)             --
Policy charges                                                          (2,679)        (2,188)      (605)  (2,729)           (471)
Contract terminations:
   Surrender benefits                                                       --             --       (368)      --             (93)
-----------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                        53,188         24,278     12,213   33,017           5,231
===================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


28 - RIVERSOURCE VARIABLE LIFE ACCOUNT

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                       SEGREGATED ASSET SUBACCOUNTS
                                                                       -------------------------------------------------------------
                                                                         RVS VP       ROYCE      ROYCE      WANGER        WANGER
YEAR ENDED DECEMBER 31, 2004 (CONTINUED)                               SM CAP ADV   MICRO-CAP    SM-CAP   INTL SM CAP   U.S. SM CO
OPERATIONS
Investment income (loss) -- net                                        $      (41)  $    (413)   $ (149)  $       (42)  $     (262)
Net realized gain (loss) on sales of investments                              148       1,569       254         1,342          551
Distributions from capital gains                                              230       3,917     1,017            --           --
Net change in unrealized appreciation or depreciation of investments          468       1,021     2,578         3,110        4,880
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets resulting from operations               805       6,094     3,700         4,410        5,169
====================================================================================================================================
CONTRACT TRANSACTIONS
Contract purchase payments                                                    908      20,035     5,804         4,578       15,879
Net transfers(1)                                                             (132)      2,194       133        (2,463)          60
Transfers for policy loans                                                     --        (283)       --          (461)          --
Policy charges                                                               (252)     (7,596)   (2,127)       (1,775)      (3,203)
Contract terminations:
   Surrender benefits                                                          --      (3,488)       --        (1,104)        (845)
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) from contract transactions                                524      10,862     3,810        (1,225)      11,891
------------------------------------------------------------------------------------------------------------------------------------
Net assets at beginning of year                                             4,169      37,902    13,109        15,727       21,891
------------------------------------------------------------------------------------------------------------------------------------
Net assets at end of year                                              $    5,498   $  54,858   $20,619   $    18,912   $   38,951
====================================================================================================================================
ACCUMULATION UNIT ACTIVITY
Units outstanding at beginning of year                                      3,490      19,487     6,973        24,423       21,045
Contract purchase payments                                                    731       9,942     2,855         6,455       14,518
Net transfers(1)                                                             (101)      1,130        67        (3,389)          66
Transfers for policy loans                                                     --        (138)       --          (672)          --
Policy charges                                                               (202)     (3,759)   (1,040)       (2,510)      (2,958)
Contract terminations:
   Surrender benefits                                                          --      (1,661)       --        (1,567)        (739)
------------------------------------------------------------------------------------------------------------------------------------
Units outstanding at end of year                                            3,918      25,001     8,855        22,740       31,932
====================================================================================================================================

(1) Includes transfer activity from (to) other subaccounts and transfers from (to) American Enterprise Life's fixed account.

See accompanying notes to financial statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 29

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

American Enterprise Variable Life Account (the Account) was established under Indiana law and the subaccounts are registered together as a single unit investment trust of American Enterprise Life Insurance Company (American Enterprise Life) under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the Indiana Department of Insurance.

The Account is used as a funding vehicle for RiverSource(SM) Signature Variable Universal Life policies issued by American Enterprise Life.

The Account is comprised of various subaccounts. Each subaccount invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding subaccount name are provided below.

SUBACCOUNT                       FUND
-----------------------------------------------------------------------------------------------------------------
AIM VI Cap Appr, Ser I           AIM V.I. Capital Appreciation Fund, Series I Shares
AIM VI Cap Dev, Ser I            AIM V.I. Capital Development Fund, Series I Shares
AIM VI Premier Eq, Ser I         AIM V.I. Premier Equity Fund, Series I Shares
AB VPS Global Tech, Cl B         AllianceBernstein VPS Global Technology Portfolio (Class B)
AB VPS Lg Cap Gro, Cl B          AllianceBernstein VPS Large Cap Growth Portfolio (Class B)
AB VPS U.S. Govt/Hi Gr, Cl B     AllianceBernstein VPS U.S. Government/High Grade Securities Portfolio (Class B)
Baron Cap Asset, Ins             Baron Capital Asset Fund - Insurance Shares
CS Mid-Cap Gro                   Credit Suisse Trust - Mid-Cap Growth Portfolio
Fid VIP Gro & Inc, Serv Cl       Fidelity(R) VIP Growth & Income Portfolio Service Class
Fid VIP Mid Cap, Serv Cl         Fidelity(R) VIP Mid Cap Portfolio Service Class
Fid VIP Overseas, Serv Cl        Fidelity(R) VIP Overseas Portfolio Service Class
FTVIPT Frank Real Est, Cl 2      FTVIPT Franklin Real Estate Fund - Class 2
FTVIPT Mutual Shares Sec, Cl 2   FTVIPT Mutual Shares Securities Fund - Class 2
FTVIPT Temp For Sec, Cl 2        FTVIPT Templeton Foreign Securities Fund - Class 2
GS VIT Cap Gro                   Goldman Sachs VIT Capital Growth Fund
GS VIT Structd U.S. Eq           Goldman Sachs VIT Structured U.S. Equity Fund
                                    (previously Goldman Sachs VIT Core(SM) U.S. Equity Fund)
GS VIT Intl Eq                   Goldman Sachs VIT International Equity Fund
JPM U.S. Lg Cap Core Eq          JPMorgan U.S. Large Cap Core Equity Portfolio
Lazard Retire Eq                 Lazard Retirement Equity Portfolio
Lazard Retire Intl Eq            Lazard Retirement International Equity Portfolio
MFS New Dis, Init Cl             MFS(R) New Discovery Series - Initial Class
MFS Research, Init Cl            MFS(R) Research Series - Initial Class
MFS Utilities, Init Cl           MFS(R) Utilities Series - Initial Class
Put VT Gro & Inc, Cl IB          Putnam VT Growth and Income Fund - Class IB Shares
Put VT Intl Eq, Cl IB            Putnam VT International Equity Fund - Class IB Shares
Put VT Intl New Opp, Cl IB       Putnam VT International New Opportunities Fund - Class IB Shares
RVS VP Bal                       RiverSource(SM) Variable Portfolio - Balanced Fund
                                    (previously AXP(R) Variable Portfolio - Managed Fund)
RVS VP Cash Mgmt                 RiverSource(SM) Variable Portfolio - Cash Management Fund
                                    (previously AXP(R) Variable Portfolio - Cash Management Fund)
RVS VP Div Bond                  RiverSource(SM) Variable Portfolio - Diversified Bond Fund
                                    (previously AXP(R) Variable Portfolio - Diversified Bond Fund)
RVS VP Div Eq Inc                RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund
                                    (previously AXP(R) Variable Portfolio - Diversified Equity Income Fund)
RVS VP Gro                       RiverSource(SM) Variable Portfolio - Growth Fund
                                    (previously AXP(R) Variable Portfolio - Growth Fund)
RVS VP Hi Yield Bond             RiverSource(SM) Variable Portfolio - High Yield Bond Fund
                                    (previously AXP(R) Variable Portfolio - High Yield Bond Fund)
RVS VP Lg Cap Eq                 RiverSource(SM) Variable Portfolio - Large Cap Equity Fund(1),(2)
                                    (previously AXP(R) Variable Portfolio - Large Cap Equity Fund)
RVS VP New Dim                   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)(2)
                                    (previously AXP(R) Variable Portfolio - New Dimensions Fund(R))
RVS VP Short Duration            RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund
                                    (previously AXP(R) Variable Portfolio - Short Duration U.S. Government Fund)
RVS VP Sm Cap Adv                RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund
                                    (previously AXP(R) Variable Portfolio - Small Cap Advantage Fund)
-----------------------------------------------------------------------------------------------------------------


30 - RIVERSOURCE VARIABLE LIFE ACCOUNT

SUBACCOUNT                       FUND
-----------------------------------------------------------------------------------------------------------------
Royce Micro-Cap                  Royce Micro-Cap Portfolio
Royce Sm-Cap                     Royce Small-Cap Portfolio
Wanger Intl Sm Cap               Wanger International Small Cap
Wanger U.S. Sm Co                Wanger U.S. Smaller Companies
-----------------------------------------------------------------------------------------------------------------

(1)   AXP(R) Variable Portfolio - Blue Chip Advantage Fund merged into AXP(R)
      Variable Portfolio - Large Cap Equity Fund on July 9, 2004.

(2)   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R) merged into
      RiverSource(SM) Variable Portfolio - Large Cap Equity Fund on March 17,
      2006.

The assets of each subaccount of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by American Enterprise Life.

American Enterprise Life issues the policies that are distributed by banks and financial institutions either directly or through a network of third-party marketers.

Ameriprise Financial, Inc. (Ameriprise Financial) (formerly American Express Financial Corporation) was formerly a wholly-owned subsidiary of American Express Company. On Sept. 30, 2005, American Express Company distributed its Ameriprise Financial common shares to American Express Company shareholders. Ameriprise Financial is the parent company of IDS Life Insurance Company (IDS
Life). IDS Life is the parent company of American Enterprise Life. Ameriprise Financial owns all the outstanding stock of IDS Life and replaced American Express Company as the ultimate control person of American Enterprise Life.

CORPORATE CONSOLIDATION

Later this year, American Enterprise Life and one of its affiliates, American Partners Life Insurance Company, plan to merge into their parent company, IDS Life. This merger will help simplify overall corporate structure because these three life insurance companies will be consolidated into one. This consolidation is expected to occur at the end of 2006, subject to certain regulatory and other approvals. At the time of the consolidation, the surviving life insurance company will be renamed to RiverSource Life Insurance Company. This consolidation and renaming will not have any adverse effect on the benefits under your policy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS IN THE FUNDS

Investments in shares of the Funds are stated at market value which is the net asset value per share as determined by the respective Funds. Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the subaccounts on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the subaccounts' share of the Funds' undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

FEDERAL INCOME TAXES

American Enterprise Life is taxed as a life insurance company. The Account is treated as part of American Enterprise Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the policies. Based on this, no charge is being made currently to the Account for federal income taxes. American Enterprise Life will review periodically the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the policies.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 31

3. VARIABLE ACCOUNT EXPENSES

American Enterprise Life makes contractual assurances to the Account that possible future adverse changes in administrative expenses and mortality experience of the policy owners and beneficiaries will not affect the Account. American Enterprise Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 0.9% of the average daily net assets of each subaccount.

4. POLICY CHARGES

A monthly deduction is made for the cost of insurance and the policy fee. The cost of insurance for the policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which American Enterprise Life is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the policy.

An administrative charge is deducted each month to reimburse American Enterprise Life for expenses incurred in administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners of policies.

American Enterprise Life deducts a premium expense charge of 3% from each premium payment. It partially compensates American Enterprise Life for expenses in distributing the policy, including the agents' compensation, advertising and printing the prospectus and sales literature. It also compensates American Enterprise Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies.

Each month American Enterprise Life deducts charges for any optional insurance benefits added to the policy by rider.

Additional information can be found in the product's prospectus.

5. SURRENDER CHARGES

American Enterprise Life will use a surrender charge to help it recover certain expenses related to the issuance of the policy. Additional information regarding how the surrender charge is determined can be found in the product's prospectus. Charges by American Enterprise Life for surrenders are not identified on an individual segregated asset account basis. Charges for all segregated asset accounts amounted to $3,889,862 in 2005 and $2,906,038 in 2004. Such charges are not treated as a separate expense of the subaccounts. They are ultimately deducted from surrender benefits paid by American Enterprise Life.

6. RELATED PARTY TRANSACTIONS

For the period from Oct. 1, 2005 through Dec. 31, 2005, management fees were paid indirectly to RiverSource Investments, LLC, an affiliate of American Enterprise Life, in its capacity as investment manager for the following RiverSource(SM) Variable Portfolio Funds (formerly American Express(R) Variable Portfolio Funds) shown in the table below. For the period from Jan. 1, 2005 through Sept. 30, 2005, investment management services were paid indirectly to Ameriprise Financial. The Fund's Investment Management Services Agreement provides for a fee at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                                            PERCENTAGE RANGE
-----------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                              0.630% to 0.550%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                       0.510% to 0.440%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                      0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                             0.560% to 0.470%
RiverSource(SM) Variable Portfolio - Growth Fund                                                0.630% to 0.570%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                       0.620% to 0.545%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                      0.630% to 0.570%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                     0.630% to 0.570%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                        0.610% to 0.535%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                                   0.790% to 0.650%
-----------------------------------------------------------------------------------------------------------------


32 - RIVERSOURCE VARIABLE LIFE ACCOUNT

For the following Funds the fee may be adjusted upward or downward by a maximum performance incentive adjustment of 0.08% for RiverSource(SM) Variable Portfolio - Balanced Fund and 0.12% for each remaining Fund. The adjustment is based on a comparison of the performance of each Fund to an index of similar funds up to a maximum percentage of each Fund's average daily net assets.

RiverSource(SM) Variable Portfolio - Balanced Fund
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund RiverSource(SM) Variable Portfolio - Growth Fund
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund

The RiverSource(SM) Variable Portfolio Funds, as shown in the table below, also have an agreement with IDS Life, an affiliate of American Enterprise Life, for distribution services. Under a Plan and Agreement of Distribution pursuant to Rule 12b-1, each Fund pays a distribution fee at an annual rate up to 0.125% of each Fund's average daily net assets.

The following RiverSource(SM) Variable Portfolio Funds, as shown in the table below, have an Administrative Services Agreement with Ameriprise Financial. Under this agreement, each Fund pays Ameriprise Financial a fee for administration and accounting services at a percentage of each Fund's average daily net assets that declines annually as each Fund's assets increase. The percentage range for each Fund is as follows:

FUND                                                                                            PERCENTAGE RANGE
-----------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                              0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                       0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                      0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                             0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Growth Fund                                                0.060% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                       0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                      0.060% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                     0.060% to 0.030%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                        0.070% to 0.040%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                                   0.080% to 0.050%
-----------------------------------------------------------------------------------------------------------------

Prior to Oct. 1, 2005, the fee percentage of each Fund's average daily net assets declined annually as each Fund's assets increased as follows:

FUND                                                                                            PERCENTAGE RANGE
-----------------------------------------------------------------------------------------------------------------
RiverSource(SM) Variable Portfolio - Balanced Fund                                              0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Cash Management Fund                                       0.030% to 0.020%
RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                      0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                             0.040% to 0.020%
RiverSource(SM) Variable Portfolio - Growth Fund                                                0.050% to 0.030%
RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                       0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                      0.050% to 0.030%
RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                     0.050% to 0.030%
RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                        0.050% to 0.025%
RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                                   0.060% to 0.035%
-----------------------------------------------------------------------------------------------------------------

The RiverSource(SM) Variable Portfolio Funds, as shown in the table above, pay custodian fees to Ameriprise Trust Company (formerly American Express Trust Company), an affiliate of American Enterprise Life

SUBSEQUENT EVENT

Shareholders approved moving transfer agent services from the Investment Management Services Agreement to a new transfer agent agreement at a shareholder meeting on Feb. 15, 2006 for the RiverSource(SM) Variable Portfolio Funds shown in the table above. The Funds will then enter into a separate transfer agent agreement with RiverSource Service Corporation. The fee under that agreement will be uniform for the RiverSource(SM) Variable Portfolio Funds shown in the table above at an annual rate of 0.06% of average daily net assets. The impact of moving transfer agent fees from the Investment Management Services Agreement fee schedules varies by each fund and decreases the rate between 0.03% and 0.15% of average daily net assets.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 33

7. INVESTMENT TRANSACTIONS

The subaccounts' purchases of Funds' shares, including reinvestment of dividend distributions, for the year ended Dec. 31, 2005 were as follows:

SUBACCOUNT                       FUND                                                                                    PURCHASES
-----------------------------------------------------------------------------------------------------------------------------------
AIM VI Cap Appr, Ser I           AIM V.I. Capital Appreciation Fund, Series I Shares                                      $ 16,726
AIM VI Cap Dev, Ser I            AIM V.I. Capital Development Fund, Series I Shares                                          9,263
AIM VI Premier Eq, Ser I         AIM V.I. Premier Equity Fund, Series I Shares                                              10,885
AB VPS Global Tech, Cl B         AllianceBernstein VPS Global Technology Portfolio (Class B)                                 2,913
AB VPS Lg Cap Gro, Cl B          AllianceBernstein VPS Large Cap Growth Portfolio (Class B)                                  2,503
AB VPS U.S. Govt/Hi Gr, Cl B     AllianceBernstein VPS U.S. Government/High Grade Securities Portfolio (Class B)             4,625
Baron Cap Asset, Ins             Baron Capital Asset Fund - Insurance Shares                                                 4,090
CS Mid-Cap Gro                   Credit Suisse Trust - Mid-Cap Growth Portfolio                                                908
Fid VIP Gro & Inc, Serv Cl       Fidelity(R) VIP Growth & Income Portfolio Service Class                                    10,905
Fid VIP Mid Cap, Serv Cl         Fidelity(R) VIP Mid Cap Portfolio Service Class                                            40,538
Fid VIP Overseas, Serv Cl        Fidelity(R) VIP Overseas Portfolio Service Class                                            2,394
FTVIPT Frank Real Est, Cl 2      FTVIPT Franklin Real Estate Fund - Class 2                                                  8,026
FTVIPT Mutual Shares Sec, Cl 2   FTVIPT Mutual Shares Securities Fund - Class 2                                                997
FTVIPT Temp For Sec, Cl 2        FTVIPT Templeton Foreign Securities Fund - Class 2                                            302
GS VIT Cap Gro                   Goldman Sachs VIT Capital Growth Fund                                                       3,838
GS VIT Structd U.S. Eq           Goldman Sachs VIT Structured U.S. Equity Fund                                               1,888
GS VIT Intl Eq                   Goldman Sachs VIT International Equity Fund                                                   441
JPM U.S. Lg Cap Core Eq          JPMorgan U.S. Large Cap Core Equity Portfolio                                               2,090
Lazard Retire Eq                 Lazard Retirement Equity Portfolio                                                            658
Lazard Retire Intl Eq            Lazard Retirement International Equity Portfolio                                                3
MFS New Dis, Init Cl             MFS(R) New Discovery Series - Initial Class                                                22,561
MFS Research, Init Cl            MFS(R) Research Series - Initial Class                                                      7,704
MFS Utilities, Init Cl           MFS(R) Utilities Series - Initial Class                                                    13,421
Put VT Gro & Inc, Cl IB          Putnam VT Growth and Income Fund - Class IB Shares                                          8,243
Put VT Intl Eq, Cl IB            Putnam VT International Equity Fund - Class IB Shares                                       6,433
Put VT Intl New Opp, Cl IB       Putnam VT International New Opportunities Fund - Class IB Shares                            2,303
RVS VP Bal                       RiverSource(SM) Variable Portfolio - Balanced Fund                                          4,127
RVS VP Cash Mgmt                 RiverSource(SM) Variable Portfolio - Cash Management Fund                                   5,378
RVS VP Div Bond                  RiverSource(SM) Variable Portfolio - Diversified Bond Fund                                 15,968
RVS VP Div Eq Inc                RiverSource(SM) Variable Portfolio - Diversified Equity Income Fund                         4,463
RVS VP Gro                       RiverSource(SM) Variable Portfolio - Growth Fund                                            2,028
RVS VP Hi Yield Bond             RiverSource(SM) Variable Portfolio - High Yield Bond Fund                                   7,225
RVS VP Lg Cap Eq                 RiverSource(SM) Variable Portfolio - Large Cap Equity Fund                                  2,415
RVS VP New Dim                   RiverSource(SM) Variable Portfolio - New Dimensions Fund(R)                                 3,595
RVS VP Short Duration            RiverSource(SM) Variable Portfolio - Short Duration U.S. Government Fund                    1,319
RVS VP Sm Cap Adv                RiverSource(SM) Variable Portfolio - Small Cap Advantage Fund                               1,376
Royce Micro-Cap                  Royce Micro-Cap Portfolio                                                                  12,429
Royce Sm-Cap                     Royce Small-Cap Portfolio                                                                   4,861
Wanger Intl Sm Cap               Wanger International Small Cap                                                              5,671
Wanger U.S. Sm Co                Wanger U.S. Smaller Companies                                                               5,944
-----------------------------------------------------------------------------------------------------------------------------------


34 - RIVERSOURCE VARIABLE LIFE ACCOUNT

8. FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the subaccounts.

                                    AIM VI      AIM VI         AIM VI        AB VPS        AB VPS         AB VPS
                                   CAP APPR,   CAP DEV,     PREMIER EQ,   GLOBAL TECH,   LG CAP GRO,     U.S. GOVT/      BARON CAP
                                     SER I       SER I         SER I          CL B          CL B        HI GR, CL B     ASSET, INS
                                   -------------------------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                    $  0.69     $  1.03       $  0.76       $  0.57        $  0.67        $  1.11        $  1.11
At Dec. 31, 2002                    $  0.52     $  0.80       $  0.53       $  0.33        $  0.46        $  1.18        $  0.94
At Dec. 31, 2003                    $  0.66     $  1.07       $  0.65       $  0.46        $  0.56        $  1.22        $  1.22
At Dec. 31, 2004                    $  0.70     $  1.23       $  0.69       $  0.48        $  0.60        $  1.25        $  1.51
At Dec. 31, 2005                    $  0.76     $  1.34       $  0.72       $  0.50        $  0.68        $  1.26        $  1.55
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                         30           8            17            10              5              2              2
At Dec. 31, 2002                         75          22            47            28             13              9              9
At Dec. 31, 2003                        106          34            68            43             22             12             16
At Dec. 31, 2004                        122          37            99            37             30             15             18
At Dec. 31, 2005                        127          40           105            32             28             11             19
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                    $    21     $     9       $    13       $     6        $     4        $     2        $     2
At Dec. 31, 2002                    $    39     $    17       $    25       $     9        $     6        $    11        $     9
At Dec. 31, 2003                    $    71     $    37       $    45       $    20        $    13        $    15        $    19
At Dec. 31, 2004                    $    86     $    45       $    68       $    18        $    18        $    18        $    27
At Dec. 31, 2005                    $    97     $    54       $    75       $    16        $    19        $    13        $    30
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001         --          --          0.33%           --             --           3.23%            --
For the year ended Dec. 31, 2002         --          --          0.55%           --             --           2.73%            --
For the year ended Dec. 31, 2003         --          --          0.36%           --             --           2.86%            --
For the year ended Dec. 31, 2004         --          --          0.63%           --             --           2.53%            --
For the year ended Dec. 31, 2005       0.07%         --          0.87%           --             --           2.94%            --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2002       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2003       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2004       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2005       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001     (24.18%)     (8.85%)      (13.64%)      (25.00%)       (18.29%)         6.73%         11.00%
For the year ended Dec. 31, 2002     (24.64%)    (22.33%)      (30.26%)      (42.11%)       (31.34%)         6.31%        (15.32%)
For the year ended Dec. 31, 2003      26.92%      33.75%        22.64%        39.39%         21.74%          3.39%         29.79%
For the year ended Dec. 31, 2004       5.67%      14.46%         4.82%         4.14%          7.37%          2.59%         24.51%
For the year ended Dec. 31, 2005       7.86%       8.63%         4.71%         2.72%         13.82%          0.84%          2.44%
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE VARIABLE LIFE ACCOUNT - 35

                                      CS         FID VIP      FID VIP        FID VIP        FTVIPT        FTVIPT          FTVIPT
                                    MID-CAP    GRO & INC,     MID CAP,      OVERSEAS,     FRANK REAL   MUTUAL SHARES     TEMP FOR
                                      GRO       SERV CL       SERV CL        SERV CL       EST, CL 2     SEC, CL 2     SEC, CL 2(4)
                                   -------------------------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                    $  0.83     $  0.80       $  1.28       $  0.59        $  1.20        $  1.14             --
At Dec. 31, 2002                    $  0.58     $  0.66       $  1.15       $  0.46        $  1.21        $  1.00        $  0.84
At Dec. 31, 2003                    $  0.82     $  0.81       $  1.57       $  0.66        $  1.63        $  1.24        $  1.10
At Dec. 31, 2004                    $  0.92     $  0.85       $  1.94       $  0.74        $  2.13        $  1.38        $  1.29
At Dec. 31, 2005                    $  0.98     $  0.90       $  2.28       $  0.87        $  2.40        $  1.51        $  1.41
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                          2          15            27             3              3              1             --
At Dec. 31, 2002                          4          28            60            12             10              2              1
At Dec. 31, 2003                          7          36            90            20             15              2              2
At Dec. 31, 2004                          6          48            96            84             19              6              2
At Dec. 31, 2005                          4          50           105            84             18              6              2
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                    $     1     $    12       $    34       $     2        $     3        $     1             --
At Dec. 31, 2002                    $     2     $    18       $    69       $     5        $    12        $     2        $     1
At Dec. 31, 2003                    $     6     $    29       $   141       $    13        $    24        $     3        $     2
At Dec. 31, 2004                    $     6     $    41       $   186       $    62        $    40        $     8        $     2
At Dec. 31, 2005                    $     4     $    45       $   239       $    73        $    43        $     9        $     3
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001         --        0.20%           --          0.48%          3.27%          0.33%            --
For the year ended Dec. 31, 2002         --        0.94%         0.59%         0.46%          2.67%          0.80%          2.40%
For the year ended Dec. 31, 2003         --        0.98%         0.25%         0.55%          2.51%          1.02%          1.72%
For the year ended Dec. 31, 2004         --        0.73%           --          0.38%          1.86%          0.63%          1.06%
For the year ended Dec. 31, 2005         --        1.43%         1.57%         0.56%          1.41%          0.88%          1.15%
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%            --
For the year ended Dec. 31, 2002       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2003       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2004       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
For the year ended Dec. 31, 2005       0.90%       0.90%         0.90%         0.90%          0.90%          0.90%          0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001     (17.00%)    (10.11%)       (4.48%)      (21.33%)         7.14%          6.54%            --
For the year ended Dec. 31, 2002     (30.12%)    (17.50%)      (10.16%)      (22.03%)         0.83%        (12.28%)       (16.00%)
For the year ended Dec. 31, 2003      41.38%      22.73%        36.52%        43.48%         34.71%         24.00%         30.95%
For the year ended Dec. 31, 2004      12.11%       4.81%        23.65%        12.46%         30.62%         11.62%         17.47%
For the year ended Dec. 31, 2005       6.02%       6.57%        17.15%        17.91%         12.46%          9.57%          9.18%
------------------------------------------------------------------------------------------------------------------------------------


36 - RIVERSOURCE VARIABLE LIFE ACCOUNT

                                                                                                                            MFS
                                     GS VIT        GS VIT         GS VIT        JPM U.S.        LAZARD       LAZARD       NEW DIS,
                                    CAP GRO    STRUCTD U.S. EQ   INTL EQ     LG CAP CORE EQ   RETIRE EQ   RETIRE INTL EQ   INIT CL
                                   -------------------------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                    $  0.78        $  0.80       $  0.68        $  0.77        $  0.91      $  0.69       $  0.93
At Dec. 31, 2002                    $  0.59        $  0.62       $  0.55        $  0.57        $  0.75      $  0.61       $  0.63
At Dec. 31, 2003                    $  0.72        $  0.79       $  0.74        $  0.73        $  0.93      $  0.77       $  0.83
At Dec. 31, 2004                    $  0.78        $  0.90       $  0.83        $  0.79        $  1.03      $  0.88       $  0.88
At Dec. 31, 2005                    $  0.80        $  0.95       $  0.93        $  0.79        $  1.05      $  0.97       $  0.91
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                          8              2             3              3              1           --            29
At Dec. 31, 2002                         11              5             3             10              2           --            70
At Dec. 31, 2003                         17              7             4             11              2           --            95
At Dec. 31, 2004                         27              9             4             14              3           --           104
At Dec. 31, 2005                         29             11             3             14              2           --           117
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                    $     6        $     2       $     2        $     3        $     1           --       $    27
At Dec. 31, 2002                    $     7        $     3       $     2        $     6        $     1           --       $    44
At Dec. 31, 2003                    $    12        $     6       $     3        $     8        $     2           --       $    79
At Dec. 31, 2004                    $    21        $     8       $     4        $    11        $     3           --       $    91
At Dec. 31, 2005                    $    23        $    10       $     3        $    11        $     2           --       $   107
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001       0.34%          2.50%         3.04%          1.28%          1.19%          --            --
For the year ended Dec. 31, 2002       0.22%          1.07%         1.23%          0.04%          0.07%        0.08%           --
For the year ended Dec. 31, 2003       0.32%          1.01%         4.50%          0.67%          0.74%        0.38%           --
For the year ended Dec. 31, 2004       0.96%          1.40%         1.24%          0.75%          0.65%        0.52%           --
For the year ended Dec. 31, 2005       0.16%          0.93%         0.25%          1.21%          0.64%        0.95%           --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001       0.90%          0.90%         0.90%          0.90%          0.90%        0.90%         0.90%
For the year ended Dec. 31, 2002       0.90%          0.90%         0.90%          0.90%          0.90%        0.90%         0.90%
For the year ended Dec. 31, 2003       0.90%          0.90%         0.90%          0.90%          0.90%        0.90%         0.90%
For the year ended Dec. 31, 2004       0.90%          0.90%         0.90%          0.90%          0.90%        0.90%         0.90%
For the year ended Dec. 31, 2005       0.90%          0.90%         0.90%          0.90%          0.90%        0.90%         0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001     (16.13%)       (13.04%)      (22.73%)       (12.50%)        (8.08%)     (24.18%)       (5.10%)
For the year ended Dec. 31, 2002     (24.36%)       (22.50%)      (19.12%)       (25.97%)       (17.58%)     (11.59%)      (32.26%)
For the year ended Dec. 31, 2003      22.03%         27.42%        34.55%         28.07%         24.00%       26.23%        31.75%
For the year ended Dec. 31, 2004       8.11%         13.91%        12.47%          8.49%         10.79%       13.95%         5.56%
For the year ended Dec. 31, 2005       2.02%          5.56%        12.69%          0.44%          2.45%        9.66%         4.30%
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE VARIABLE LIFE ACCOUNT - 37

                                      MFS            MFS           PUT VT         PUT VT      PUT VT INTL
                                   RESEARCH,      UTILITIES,     GRO & INC,      INTL EQ,       NEW OPP,      RVS VP       RVS VP
                                    INIT CL        INIT CL         CL IB          CL IB          CL IB          BAL       CASH MGMT
                                   -------------------------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                    $  0.71       $  0.74         $ 0.90         $ 0.66         $ 0.43        $ 0.86       $ 1.03
At Dec. 31, 2002                    $  0.53       $  0.56         $ 0.72         $ 0.54         $ 0.37        $ 0.74       $ 1.03
At Dec. 31, 2003                    $  0.66       $  0.76         $ 0.91         $ 0.68         $ 0.49        $ 0.88       $ 1.03
At Dec. 31, 2004                    $  0.76       $  0.98         $ 1.00         $ 0.79         $ 0.55        $ 0.96       $ 1.03
At Dec. 31, 2005                    $  0.81       $  1.14         $ 1.04         $ 0.87         $ 0.65        $ 0.99       $ 1.05
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                         10            16             13             11             75             3            2
At Dec. 31, 2002                         13            48             29             19             85            10            7
At Dec. 31, 2003                         17            66             38             24             87            14           11
At Dec. 31, 2004                         20            76             45             26             54            30           16
At Dec. 31, 2005                         27            77             46             26             53            32           15
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                    $     7       $    12         $   11         $    7         $   33        $    3       $    2
At Dec. 31, 2002                    $     7       $    27         $   21         $   10         $   31        $    7       $    7
At Dec. 31, 2003                    $    11       $    50         $   35         $   16         $   43        $   12       $   12
At Dec. 31, 2004                    $    15       $    75         $   45         $   21         $   30        $   29       $   17
At Dec. 31, 2005                    $    22       $    88         $   48         $   23         $   34        $   32       $   16
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001         --          1.38%          0.58%          0.07%            --          2.54%        2.70%
For the year ended Dec. 31, 2002       0.27%         2.30%          1.22%          0.72%          0.64%         2.83%        1.11%
For the year ended Dec. 31, 2003       0.63%         2.15%          1.63%          0.74%          0.29%         2.30%        0.53%
For the year ended Dec. 31, 2004       1.03%         1.39%          1.50%          1.45%          0.64%         2.11%        0.77%
For the year ended Dec. 31, 2005       0.46%         0.59%          1.53%          1.41%          0.65%         2.61%        2.57%
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001       0.90%         0.90%          0.90%          0.90%          0.90%         0.90%        0.90%
For the year ended Dec. 31, 2002       0.90%         0.90%          0.90%          0.90%          0.90%         0.90%        0.90%
For the year ended Dec. 31, 2003       0.90%         0.90%          0.90%          0.90%          0.90%         0.90%        0.90%
For the year ended Dec. 31, 2004       0.90%         0.90%          0.90%          0.90%          0.90%         0.90%        0.90%
For the year ended Dec. 31, 2005       0.90%         0.90%          0.90%          0.90%          0.90%         0.90%        0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001     (21.98%)      (24.49%)        (7.22%)       (21.43%)       (29.51%)      (11.34%)       3.00%
For the year ended Dec. 31, 2002     (25.35%)      (24.32%)       (20.00%)       (18.18%)       (13.95%)      (13.95%)       0.00%
For the year ended Dec. 31, 2003      24.53%        35.71%         26.39%         25.93%         32.43%        18.92%        0.00%
For the year ended Dec. 31, 2004      14.81%        29.03%         10.11%         15.15%         12.33%         8.62%       (0.16%)
For the year ended Dec. 31, 2005       6.84%        15.79%          4.29%         11.19%         17.31%         3.00%        1.69%
------------------------------------------------------------------------------------------------------------------------------------


38 - RIVERSOURCE VARIABLE LIFE ACCOUNT

                                     RVS VP       RVS VP         RVS VP         RVS VP        RVS VP       RVS VP        RVS VP
                                    DIV BOND    DIV EQ INC        GRO       HI YIELD BOND    LG CAP EQ    NEW DIM    SHORT DURATION
                                   -------------------------------------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                     $ 1.07        $ 1.01        $ 0.56        $ 0.88         $ 0.68       $ 0.76         $ 1.09
At Dec. 31, 2002                     $ 1.12        $ 0.81        $ 0.41        $ 0.81         $ 0.53       $ 0.59         $ 1.14
At Dec. 31, 2003                     $ 1.16        $ 1.14        $ 0.49        $ 1.01         $ 0.67       $ 0.72         $ 1.15
At Dec. 31, 2004                     $ 1.20        $ 1.33        $ 0.53        $ 1.11         $ 0.71       $ 0.74         $ 1.15
At Dec. 31, 2005                     $ 1.21        $ 1.50        $ 0.57        $ 1.15         $ 0.74       $ 0.74         $ 1.16
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                         10            --             5             8             --           16              1
At Dec. 31, 2002                         33             3            18            17              1           25              3
At Dec. 31, 2003                         45            10            23            21              2           30              4
At Dec. 31, 2004                         66            16            53            24             12           33              5
At Dec. 31, 2005                         66            16            49            21             15           33              5
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                     $   10            --        $    3        $    7             --       $   12         $    1
At Dec. 31, 2002                     $   37        $    3        $    7        $   14         $    1       $   15         $    3
At Dec. 31, 2003                     $   52        $   12        $   11        $   21         $    1       $   21         $    5
At Dec. 31, 2004                     $   80        $   21        $   28        $   27         $    9       $   25         $    6
At Dec. 31, 2005                     $   81        $   25        $   28        $   24         $   11       $   25         $    6
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001       6.30%         1.19%           --         10.74%          0.35%        0.34%          4.41%
For the year ended Dec. 31, 2002       5.15%         1.94%         0.13%         7.66%          0.68%        0.52%          2.90%
For the year ended Dec. 31, 2003       3.56%         1.56%         0.22%         7.64%          0.62%        0.68%          2.30%
For the year ended Dec. 31, 2004       3.83%         1.62%         0.30%         6.99%          1.03%        1.06%          2.44%
For the year ended Dec. 31, 2005       3.71%         1.58%         0.37%         6.48%          1.13%        0.59%          2.90%
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001       0.90%         0.90%         0.90%         0.90%          0.90%        0.90%          0.90%
For the year ended Dec. 31, 2002       0.90%         0.90%         0.90%         0.90%          0.90%        0.90%          0.90%
For the year ended Dec. 31, 2003       0.90%         0.90%         0.90%         0.90%          0.90%        0.90%          0.90%
For the year ended Dec. 31, 2004       0.90%         0.90%         0.90%         0.90%          0.90%        0.90%          0.90%
For the year ended Dec. 31, 2005       0.90%         0.90%         0.90%         0.90%          0.90%        0.90%          0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001       7.00%         1.00%       (31.71%)        4.76%        (19.05%)     (17.39%)         5.83%
For the year ended Dec. 31, 2002       4.67%       (19.80%)      (26.79%)       (7.95%)       (22.06%)     (22.37%)         4.59%
For the year ended Dec. 31, 2003       3.57%        40.74%        19.51%        24.69%         26.42%       22.03%          0.88%
For the year ended Dec. 31, 2004       3.55%        17.15%         7.46%        10.40%          4.94%        2.35%         (0.05%)
For the year ended Dec. 31, 2005       1.21%        12.49%         7.64%         3.09%          5.23%        0.40%          0.66%
------------------------------------------------------------------------------------------------------------------------------------


RIVERSOURCE VARIABLE LIFE ACCOUNT - 39

                                                                 RVS VP         ROYCE          ROYCE         WANGER        WANGER
                                                               SM CAP ADV     MICRO-CAP        SM-CAP     INTL SM CAP    U.S. SM CO
                                                              ----------------------------------------------------------------------
ACCUMULATION UNIT VALUE
At Dec. 31, 2001                                               $    0.99      $    1.52      $    1.58     $    0.51     $    0.89
At Dec. 31, 2002                                               $    0.82      $    1.32      $    1.35     $    0.44     $    0.73
At Dec. 31, 2003                                               $    1.19      $    1.94      $    1.88     $    0.64     $    1.04
At Dec. 31, 2004                                               $    1.40      $    2.19      $    2.33     $    0.83     $    1.22
At Dec. 31, 2005                                               $    1.46      $    2.43      $    2.51     $    1.00     $    1.34
------------------------------------------------------------------------------------------------------------------------------------
UNITS (000S)
At Dec. 31, 2001                                                       2              2              2            14             1
At Dec. 31, 2002                                                       3             13              6            20             7
At Dec. 31, 2003                                                       3             19              7            24            21
At Dec. 31, 2004                                                       4             25              9            23            32
At Dec. 31, 2005                                                       4             27              9            26            35
------------------------------------------------------------------------------------------------------------------------------------
NET ASSETS (000S)
At Dec. 31, 2001                                               $       2      $       3      $       3     $       7     $       1
At Dec. 31, 2002                                               $       2      $      17      $       8     $       9     $       5
At Dec. 31, 2003                                               $       4      $      38      $      13     $      16     $      22
At Dec. 31, 2004                                               $       5      $      55      $      21     $      19     $      39
At Dec. 31, 2005                                               $       6      $      66      $      22     $      26     $      47
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENT INCOME RATIO(1)
For the year ended Dec. 31, 2001                                      --             --             --            --            --
For the year ended Dec. 31, 2002                                      --             --             --            --            --
For the year ended Dec. 31, 2003                                      --             --             --          0.27%           --
For the year ended Dec. 31, 2004                                      --             --             --          0.66%           --
For the year ended Dec. 31, 2005                                      --           0.58%            --          0.95%           --
------------------------------------------------------------------------------------------------------------------------------------
EXPENSE RATIO(2)
For the year ended Dec. 31, 2001                                    0.90%          0.90%          0.90%         0.90%         0.90%
For the year ended Dec. 31, 2002                                    0.90%          0.90%          0.90%         0.90%         0.90%
For the year ended Dec. 31, 2003                                    0.90%          0.90%          0.90%         0.90%         0.90%
For the year ended Dec. 31, 2004                                    0.90%          0.90%          0.90%         0.90%         0.90%
For the year ended Dec. 31, 2005                                    0.90%          0.90%          0.90%         0.90%         0.90%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL RETURN(3)
For the year ended Dec. 31, 2001                                   (7.48%)        28.81%         20.61%       (21.54%)        9.88%
For the year ended Dec. 31, 2002                                  (17.17%)       (13.16%)       (14.56%)      (13.73%)      (17.98%)
For the year ended Dec. 31, 2003                                   45.12%         46.97%         39.26%        45.45%        42.47%
For the year ended Dec. 31, 2004                                   17.48%         12.83%         23.83%        29.11%        17.27%
For the year ended Dec. 31, 2005                                    3.89%         10.61%          7.59%        20.44%        10.26%
------------------------------------------------------------------------------------------------------------------------------------

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable expenses that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. These ratios are annualized for periods less than one year.

(2) These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units;
      inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

(4)   Operations commenced on March 1, 2002.


40 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
IDS LIFE INSURANCE COMPANY

We have audited the accompanying Consolidated Balance Sheets of IDS Life Insurance Company (a wholly-owned subsidiary of Ameriprise Financial, Inc.) as of December 31, 2005 and 2004, and the related Consolidated Statements of Income, Stockholder's Equity, and Cash Flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of IDS Life Insurance Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IDS Life Insurance Company at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the Consolidated Financial Statements, in 2004 IDS Life Insurance Company adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" and in 2003 adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December
2003), "Consolidation of Variable Interest Entities."

                                                        /s/  Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2006


RIVERSOURCE VARIABLE LIFE ACCOUNT - 41

IDS Life Insurance Company
------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, (THOUSANDS, EXCEPT SHARE DATA)                                 2005           2004
ASSETS
Investments:
Available-for-Sale:
   Fixed maturities, at fair value (amortized cost: 2005,
   $27,817,021; 2004, $27,400,640)                                  $ 27,753,174   $ 28,131,195
   Preferred and common stocks, at fair value (cost: 2005, $13;
   2004, $30,019)                                                             21         31,256
Mortgage loans on real estate, at cost (less allowance for loan
losses: 2005, $41,347; 2004, $45,347)                                  2,842,362      2,923,542
Policy loans                                                             605,212        588,574
Trading securities and other investments                                 547,668        802,096
-------------------------------------------------------------------------------------------------
      Total investments                                               31,748,437     32,476,663

Cash and cash equivalents                                                233,589        131,427
Restricted cash                                                               --        535,821
Reinsurance recoverables                                                 982,521        876,408
Amounts due from brokers                                                   4,166          7,109
Other accounts receivable                                                 62,930         52,527
Accrued investment income                                                328,567        351,522
Deferred policy acquisition costs                                      4,035,879      3,637,956
Deferred sales inducement costs                                          370,166        302,997
Other assets                                                             220,371        186,003
Separate account assets                                               37,929,960     32,454,032
-------------------------------------------------------------------------------------------------
      Total assets                                                  $ 75,916,586   $ 71,012,465
=================================================================================================
LIABILITIES AND STOCKHOLDER'S EQUITY
Liabilities:
Future policy benefits:
   Fixed annuities                                                  $ 26,126,068   $ 26,978,596
   Variable annuity guarantees                                            29,550         32,955
   Universal life insurance                                            3,711,628      3,689,639
   Traditional life insurance                                            298,479        271,516
   Disability income and long-term care insurance                      2,145,969      1,942,656
Policy claims and other policyholders' funds                              90,233         69,884
Amounts due to brokers                                                    31,772        162,609
Deferred income taxes, net                                                 9,099        141,202
Other liabilities                                                        381,938        363,821
Separate account liabilities                                          37,929,960     32,454,032
-------------------------------------------------------------------------------------------------
      Total liabilities                                               70,754,696     66,106,910
-------------------------------------------------------------------------------------------------

Stockholder's equity:
   Capital stock, $30 par value; 100,000 shares authorized,
   issued and outstanding                                                  3,000          3,000
   Additional paid-in capital                                          2,020,388      1,370,388
   Retained earnings                                                   3,269,206      3,190,474
   Accumulated other comprehensive (loss) income, net of tax:
      Net unrealized securities (losses) gains                           (90,632)       370,615
      Net unrealized derivative losses                                   (40,072)       (28,922)
-------------------------------------------------------------------------------------------------
   Total accumulated other comprehensive (loss) income                  (130,704)       341,693
-------------------------------------------------------------------------------------------------
      Total stockholder's equity                                       5,161,890      4,905,555
-------------------------------------------------------------------------------------------------
Total liabilities and stockholder's equity                          $ 75,916,586   $ 71,012,465
=================================================================================================

See Notes to Consolidated Financial Statements.


42 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, (THOUSANDS)                                    2005          2004           2003
REVENUES
Premiums:
   Traditional life insurance                                       $    74,751   $     68,335   $     64,890
   Disability income and long-term care insurance                       295,084        283,608        284,111
---------------------------------------------------------------------------------------------------------------
      Total premiums                                                    369,835        351,943        349,001
Net investment income                                                 1,791,324      1,777,446      1,705,185
Contractholder and policyholder charges                                 577,159        554,344        530,190
Mortality and expense risk and other fees                               488,633        430,320        390,516
Net realized gain on investments                                         48,296         27,292          4,445
---------------------------------------------------------------------------------------------------------------
      Total revenues                                                  3,275,247      3,141,345      2,979,337
---------------------------------------------------------------------------------------------------------------
BENEFITS AND EXPENSES
Death and other benefits:
   Traditional life insurance                                            41,550         36,843         38,870
   Investment contracts and universal life-type insurance               232,816        227,664        209,065
   Disability income and long-term care insurance                        75,864         67,261         57,339
Increase (decrease) in liabilities for future policy benefits:
   Traditional life insurance                                             4,638          1,381         (2,401)
   Disability income and long-term care insurance                       141,286        123,289        142,532
Interest credited to account values                                   1,110,425      1,127,875      1,242,020
Amortization of deferred policy acquisition costs                       315,882        260,778        264,308
Separation costs                                                        121,264             --             --
Other insurance and operating expenses                                  591,133        503,872        453,065
---------------------------------------------------------------------------------------------------------------
   Total benefits and expenses                                        2,634,858      2,348,963      2,404,798
---------------------------------------------------------------------------------------------------------------
Income before income tax provision and accounting change                640,389        792,382        574,539
Income tax provision                                                    181,657        226,177         66,945
---------------------------------------------------------------------------------------------------------------
Income before accounting change                                         458,732        566,205        507,594
Cumulative effect of accounting change, net of tax                           --        (70,568)        44,463
---------------------------------------------------------------------------------------------------------------
Net income                                                          $   458,732   $    495,637   $    552,057
===============================================================================================================

See Notes to Consolidated Financial Statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 43

IDS Life Insurance Company
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, (THOUSANDS)                                    2005          2004           2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                          $   458,732   $    495,637   $    552,057
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:
   Cumulative effect of accounting change, net of tax                        --         70,568        (44,463)
   Amortization of deferred policy acquisition costs                    315,882        260,778        264,308
   Amortization of deferred sales inducement costs                       40,332         33,825         23,968
   Capitalization of deferred policy acquisition costs                 (632,743)      (533,842)      (516,928)
   Capitalization of deferred sales inducement costs                    (94,319)       (70,860)       (71,839)
   Amortization of premium, net                                          83,152         92,617        160,862
   Deferred income taxes                                                122,264         70,574        (30,714)
   Policyholder and contractholder charges, non-cash                   (231,503)      (231,611)      (234,098)
   Net realized gain on investments                                     (48,296)       (27,292)        (4,445)
   Net realized gain on trading securities and equity method
   investments in hedge funds                                           (24,037)       (37,460)       (30,400)
Change in operating assets and liabilities:
   Trading securities and equity method investments in hedge
   funds, net                                                           246,828          6,788       (358,200)
   Future policy benefits for traditional life, disability income
   and long-term care insurance                                         230,276        235,327        265,233
   Policy claims and other policyholders' funds                          20,349          1,973        (17,489)
   Policy loans, excluding universal life-type insurance:
      Repayment                                                          35,996         37,592         43,596
      Issuance                                                          (38,688)       (39,230)       (34,490)
   Reinsurance recoverables                                            (106,113)      (121,894)      (121,004)
   Other accounts receivable                                            (10,403)        15,895        (12,177)
   Accrued investment income                                             22,955          3,852        (64,359)
   Other assets and liabilities, net                                     38,782        (12,765)      (130,066)
---------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) operating activities               429,446        250,472       (360,648)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Available-for-Sale securities:
   Sales                                                              3,124,154      1,603,285     12,232,235
   Maturities, sinking fund payments and calls                        2,241,829      1,931,070      4,152,088
   Purchases                                                         (5,780,183)    (4,392,522)   (20,527,995)
Other investments, excluding policy loans:
   Sales, maturities, sinking fund payments and calls                   652,831        690,333        621,163
   Purchases                                                           (542,610)      (402,235)      (438,336)
   Change in amounts due to and from brokers, net                      (127,894)       (71,415)    (3,261,601)
Change in restricted cash                                               535,821        298,627             --
---------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities               103,948       (342,857)    (7,222,446)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Activity related to investment contracts and universal life-type insurance:
   Considerations received                                            1,532,282      2,350,426      4,267,115
   Interest credited to account values                                1,110,425      1,127,875      1,242,020
   Surrenders and other benefits                                     (3,329,993)    (2,715,847)    (2,235,889)
Universal life-type insurance policy loans:
   Repayment                                                             89,322         84,281         85,760
   Issuance                                                            (103,268)       (93,217)       (81,740)
Capital contribution from Ameriprise Financial, Inc.                    650,000             --        282,061
Cash dividend to Ameriprise Financial, Inc.                            (380,000)      (930,000)            --
---------------------------------------------------------------------------------------------------------------
      Net cash (used in) provided by financing activities              (431,232)      (176,482)     3,559,327
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                    102,162       (268,867)    (4,023,767)
Cash and cash equivalents at beginning of year                          131,427        400,294      4,424,061
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $   233,589   $    131,427   $    400,294
===============================================================================================================

Supplemental disclosures:
   Income taxes paid                                                $    95,794   $    196,397   $    103,034
   Interest paid on borrowings                                      $       364   $        411   $      2,926
   Non-cash ownership transfer of net assets of American Express
   Corporation to Ameriprise Financial, Inc. in 2003                $        --   $         --   $    282,061

See Notes to Consolidated Financial Statements.


44 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                     ADDITIONAL                 ACCUMULATED OTHER
                                                                          CAPITAL     PAID-IN       RETAINED      COMPREHENSIVE
FOR THE THREE YEARS ENDED DECEMBER 31, 2005 (THOUSANDS)        TOTAL       STOCK      CAPITAL       EARNINGS      INCOME (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002                               $ 4,944,251   $ 3,000   $ 1,088,327   $ 3,354,841      $   498,083
Comprehensive income:
   Net income                                                   552,057        --            --       552,057               --
   Change in unrealized holding losses on securities, net       (90,695)       --            --            --          (90,695)
   Change in unrealized derivative losses, net                   (7,777)       --            --            --           (7,777)
                                                            -----------
   Total comprehensive income                                   453,585        --            --            --               --
Capital contribution                                            282,061        --       282,061            --               --
Non-cash dividend of American Express Corporation
   to Ameriprise Financial, Inc.                               (282,061)       --            --      (282,061)              --
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2003                                 5,397,836     3,000     1,370,388     3,624,837          399,611
Comprehensive income:
   Net income                                                   495,637        --            --       495,637               --
   Change in unrealized holding losses on securities, net       (34,841)       --            --            --          (34,841)
   Change in unrealized derivative losses, net                  (23,077)       --            --            --          (23,077)
                                                            -----------
   Total comprehensive income                                   437,719        --            --            --               --
Cash dividends to Ameriprise Financial, Inc.                   (930,000)       --            --      (930,000)              --
----------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 2004                                 4,905,555     3,000     1,370,388     3,190,474          341,693
Comprehensive loss:
   Net income                                                   458,732        --            --       458,732               --
   Change in unrealized holding losses on securities, net      (461,247)       --            --            --         (461,247)
   Change in unrealized derivative losses, net                  (11,150)       --            --            --          (11,150)
                                                            -----------
   Total comprehensive loss                                     (13,665)       --            --            --               --
Capital contribution from Ameriprise Financial, Inc.            650,000        --       650,000            --               --
Cash dividend to Ameriprise Financial, Inc.                    (380,000)       --            --      (380,000)              --
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2005                               $ 5,161,890   $ 3,000   $ 2,020,388   $ 3,269,206      $  (130,704)
==================================================================================================================================

See Notes to Consolidated Financial Statements.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 45

IDS Life Insurance Company
------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

IDS Life Insurance Company is a stock life insurance company with four wholly-owned operating subsidiaries: IDS Life Insurance Company of New York, American Partners Life Insurance Company, American Enterprise Life Insurance Company and American Centurion Life Assurance Company. IDS Life Insurance Company is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial).

o IDS Life Insurance Company is domiciled in Minnesota and holds Certificates of Authority in American Samoa, the District of Columbia and all states except New York. IDS Life Insurance Company issues insurance and annuity products.

o American Enterprise Life Insurance Company (American Enterprise Life) is a stock life insurance company domiciled in Indiana, which holds Certificates of Authority in the District of Columbia and all states except New York. American Enterprise Life issues fixed and variable annuity contracts primarily through regional and national financial institutions and regional and/or independent broker-dealers. (In past years, American Enterprise Life issued a nominal number of variable universal life contracts.)

o American Partners Life Insurance Company (American Partners Life) is a stock life insurance company domiciled in Arizona, which holds Certificates of Authority in the District of Columbia and all states except New York and New Hampshire. American Partners Life markets annuity products directly to customers, generally persons holding an American Express(R) Card.

o IDS Life Insurance Company of New York (IDS Life of New York) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York and North Dakota. IDS Life of New York issues insurance and annuity products.

o American Centurion Life Assurance Company (American Centurion Life) is a stock life insurance company domiciled in New York, which holds Certificates of Authority in New York, Alabama and Delaware. American Centurion Life issues fixed and variable annuity contracts primarily through financial institutions and independent broker-dealers. American Centurion Life also markets annuity products directly, generally to persons holding an American Express(R) Card.

IDS Life Insurance Company also owns IDS REO 1, LLC, IDS REO 2, LLC and American Enterprise REO 1, LLC which hold real estate investments. IDS Life Insurance Company and its seven subsidiaries are referred to collectively as "IDS Life".

Prior to August 1, 2005, Ameriprise Financial was referred to as American Express Financial Corporation. On February 1, 2005 American Express Company (American Express) announced its intention to pursue the disposition of 100% of its shareholding in what is now Ameriprise Financial (the Separation) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation and distribution of common shares to American Express shareholders (the Distribution). In connection with the Distribution, Ameriprise Financial entered into certain agreements with American Express to effect the separation of its business and to define the responsibility for obligations arising before and after the date of the Distribution, including, among others, obligations relating to transition services, taxes, and employees. IDS Life was allocated certain separation and Distribution-related expenses incurred as a result of Ameriprise Financial becoming an independent company. Cumulatively, the expenses incurred and allocated to IDS Life are significant to IDS Life. IDS Life received a capital contribution of $650 million from Ameriprise Financial during the third quarter of 2005 to support its current financial strength ratings and to cover the allocated separation costs.

IDS Life's principal products are deferred annuities and universal life insurance which are issued primarily to individuals. It offers single premium and flexible premium deferred annuities on both a fixed and variable dollar basis. Immediate annuities are offered as well. IDS Life's fixed deferred annuities guarantee a relatively low annual interest rate during the accumulation period (the time before annuity payments begin). However, IDS Life has the option of paying a higher rate set at its discretion. In addition, persons owning one type of annuity may have their interest calculated based on an increase in a broad-based stock market index. IDS Life also offers variable annuities, including the RiverSource Retirement Advisor Advantage Plus(SM) Variable Annuity and the RiverSource Retirement Advisor Select Plus(SM) Variable Annuity. Life insurance products currently offered by IDS Life include universal life (fixed and variable, single life and joint life), single premium life, whole life and term products. Waiver of premium and accidental death benefit riders are generally available with these life insurance products. IDS Life also markets disability income (DI) insurance. Although IDS Life discontinued issuance of long-term care (LTC) insurance at the end of 2002, IDS Life retains risk on a large block of existing contracts, 50% of which are reinsured. In May 2003, IDS Life began outsourcing claims administration.


46 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

Under IDS Life's variable life insurance and variable annuity products described above, the purchaser may choose among investment options that include IDS Life's "general account" as well as from a variety of portfolios including common stocks, bonds, managed assets and/or short-term securities.

BASIS OF PRESENTATION

The accompanying Consolidated Financial Statements include the accounts of IDS Life Insurance Company, its wholly-owned subsidiaries and certain variable interest entities (VIEs). All significant intercompany accounts and transactions have been eliminated in consolidation.

The accompanying Consolidated Financial Statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities as described in Note 7. Certain prior year amounts have been reclassified to conform to the current year's presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

IDS Life consolidates all non-variable interest entities in which it holds a greater than 50% voting interest, except for immaterial seed money investments in separate accounts, which are accounted for as trading securities. Entities in which IDS Life holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. Additionally, other investments in hedge funds in which IDS Life holds an interest that is less than 50% are accounted for under the equity method. All other investments are accounted for under the cost method where IDS Life owns less than a 20% voting interest and does not exercise significant influence, or as Available-for-Sale securities, as applicable.

IDS Life also consolidates all VIEs for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised (FIN 46). The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity's equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary, which means that it will absorb a majority of the VIEs expected losses, receive a majority of the VIEs expected residual return, or both. IDS Life liquidated its interest in all consolidated VIEs during 2004 and 2005 resulting in no consolidated VIEs as of December 31, 2005.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standard (SFAS) No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," are not consolidated. Such QSPEs include a securitization trust containing a majority of its rated collateralized debt obligations (CDOs), as described in Note 2. IDS Life sold all of its retained interest in this securitization trust in 2005.

BALANCE SHEET

INVESTMENTS

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in asset and liability balances, such as deferred policy acquisition costs (DAC), to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. IDS Life also considers the extent to which amortized cost exceeds fair value, the duration of that difference, and management's judgment about the issuer's current and prospective financial condition, as well as its ability and intent to hold until recovery. Other-than-temporary impairment charges are recorded in net realized gains (losses) on investments within the Consolidated Statements of Income. Fair value is generally based on quoted market prices.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 47

IDS Life Insurance Company
------------------------------------------------------------------------------

Mortgage Loans on Real Estate, Net

Mortgage loans on real estate reflect principal amounts outstanding less allowance for mortgage loan losses. The allowance for mortgage loan losses is measured as the excess of the loan's recorded investment over the present value of its expected principal and interest payments discounted at the loan's effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for mortgage loan losses considers other factors, including historical experience and current economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

IDS Life generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management's judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Policy Loans

Policy loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of the related policies.

Trading Securities and Other Investments

Included in trading securities and other investments are hedge fund investments, separate account seed money, syndicated loans and real estate. Separate account seed money is carried at fair market value with changes in value recognized in the Consolidated Statements of Income within net investment income. The carrying value of equity method investments in hedge funds reflects IDS Life's original investment and its share of earnings or losses of the hedge funds subsequent to the date of investment, and approximate fair value. Syndicated loans reflect amortized cost less allowance for losses. Real estate investments reflect properties acquired in satisfaction of debt and are carried at the lower of cost or the property's net realizable value.

CASH AND CASH EQUIVALENTS

IDS Life has defined cash equivalents to include highly liquid investments with original maturities of 90 days or less.

RESTRICTED CASH

As a result of the adoption of FIN 46 in 2003, IDS Life consolidated restricted cash held by secured loan trusts (SLTs) where such cash cannot be utilized for operations. The SLTs were liquidated in 2004 and 2005.

REINSURANCE

IDS Life reinsures a portion of the insurance risks associated with its life and LTC insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. IDS Life evaluates the financial condition of reinsurers to manage its exposure to significant losses from reinsurer insolvencies. IDS Life remains primarily liable as the direct insurer on all risks reinsured.

Generally, IDS Life reinsures 90% of the death benefit liability related to fixed and variable universal life and term life insurance products. IDS Life began reinsuring risks at this level beginning in 2001 for term life insurance and 2002 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by IDS Life is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing LTC policies, IDS Life retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on recent term life and LTC policies is reinsured on a coinsurance basis.

IDS Life retains all risk for new claims on DI contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. IDS Life also retains all accidental death benefit and waiver of premium risk.

DEFERRED POLICY ACQUISITION COSTS

DAC represents the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and life, DI and LTC insurance products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC is amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits or as a portion of product interest margins depending on the product's characteristics.

For IDS Life's annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis.


48 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

Management monitors other principal DAC assumptions, such as interest margin, mortality and morbidity rates, persistency and maintenance expense level assumptions, each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring, management reviews and updates these DAC assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits or portion of interest margins used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase in DAC amortization expense while a decrease in amortization percentage will result in a decrease in DAC amortization expense. The impact on results of operations of changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

DEFERRED SALES INDUCEMENT COSTS

Deferred sales inducement costs (DSIC) consist of bonus interest credits and deposit credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of the American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative instruments are classified on the Consolidated Balance Sheets at fair value within other assets or liabilities. The fair value of IDS Life's derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for the change in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are recorded in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transactions impact earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported currently in earnings as a component of net investment income. If a hedge is no longer designated or is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized into earnings immediately.

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time that IDS Life enters into the contract. For all derivative financial instruments that are designated for hedging activities, IDS Life formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. IDS Life formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, IDS Life will discontinue the application of hedge accounting. See
Note 10 for information regarding the cash flow hedges used by IDS Life.

IDS Life currently has economic hedges that either do not qualify or are not designated for hedge accounting treatment under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). For derivative financial instruments that do not qualify for hedge accounting, or are not designated under SFAS 133 as hedges, changes in fair value are reported in current period earnings generally as a component of net investment income. See the "Derivatives Not Designated as Hedges" section of Note 10 which describes the types of economic hedges used by IDS Life.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities are funds held for exclusive benefit of variable annuity contractholders and variable life insurance policyholders. IDS Life receives mortality and expense risk and other fees, including payments from its affiliate, RiverSource Investments, LLC for providing certain sponsor and related servicing activity, which are based on asset levels, guaranteed minimum death benefit (GMDB) fees and cost of insurance charges from the related accounts. In addition, IDS Life also receives marketing and administrative support payments from the affiliates of other companies' funds included as investment options in its variable annuity and variable life insurance products, which vary based on the level of variable assets. Prior to the fourth quarter of 2003, these fees included investment advisory fees as IDS Life served as the investment manager for affiliate variable portfolio mutual funds. In the fourth quarter of 2003, Ameriprise Financial replaced IDS Life as the investment manager and assumed these duties for the mutual funds and retained IDS Life to provide underlying sponsor and related services. At that time, IDS Life began receiving internal allocation fees from Ameriprise Financial as compensation for providing these


RIVERSOURCE VARIABLE LIFE ACCOUNT - 49

IDS Life Insurance Company
------------------------------------------------------------------------------

non-investment advisory services. In the fourth quarter of 2005, RiverSource Investments, LLC replaced Ameriprise Financial as the investment manager. As a result, IDS Life now receives internal allocation payments as compensation from RiverSource Investments, LLC for providing these non-investment advisory services.

IDS Life provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. IDS Life makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. IDS Life also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, IDS Life guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums.

LIABILITIES FOR FUTURE POLICY BENEFITS AND CLAIMS

Fixed Annuities and Variable Annuity Guarantees

Liabilities for fixed and variable deferred annuities are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by IDS Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings. These are referred to as gain gross-up (GGU) benefits. In addition, IDS Life offers contracts containing guaranteed minimum withdrawal benefit (GMWB), guaranteed minimum income benefit (GMIB) and guaranteed minimum accumulation benefit (GMAB) provisions.

Effective January 1, 2004, liabilities for GMDB, GGU and GMIB benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See the "Recently Issued Accounting Standards" section below and Note 5 for more information about these guaranteed benefits.

GMWB and GMAB provisions are considered embedded derivatives under SFAS 133 and, accordingly, are carried at fair value within future policy benefits for variable annuity guarantees on the Consolidated Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in death and other benefits for investment contracts and universal life-type insurance within the Consolidated Statements of Income.

Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options. Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Accounting for equity indexed deferred annuities issued before 1999 differs from those issued in 1999 and later due to the treatment of embedded equity options within the contracts. Embedded equity options are considered embedded derivatives under SFAS 133. However, SFAS 133 allowed companies to elect whether to separately account for embedded derivatives which are part of contracts issued prior to January 1, 1999. IDS Life elected not to separately account for embedded derivatives related to contracts issued prior to January 1, 1999.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

Life, Disability Income and Long-Term Care Policies

Liabilities for insurance claims that have been reported but have not yet been paid (unpaid claim liabilities) are equal to the death benefits payable under the policies. For DI and LTC claims, unpaid claim liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.


50 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, credited interest, and fund performance less withdrawals and mortality and expense risk charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on IDS Life's experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. IDS Life issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers' earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on DI and LTC products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates. Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for DI policies, occupation class. Anticipated discount rates for DI policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for LTC policy reserves are currently 5.3% at December 31, 2005 grading up to 9.4% over 40 years.

Claim reserves on DI and LTC products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both DI and LTC range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

REVENUES AND EXPENSES

IDS Life's principal sources of revenue include premium revenues, net investment income, contractholder and policyholder charges and mortality and expense risk and other fees.

Premium Revenues

Premium revenues include premiums on traditional life, DI and LTC insurance products. Such premiums are recognized as revenue when due.

Net Investment Income

Net investment income predominantly consists of interest income earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate and policy loans, mark-to-market of trading securities and hedges on equity indexed annuities and GMWB, and allocated income from equity method investments in hedge funds. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term.

Contractholder and Policyholder Charges

Contractholder and policyholder charges include certain charges assessed on annuities and fixed and variable universal life insurance, such as cost of insurance and administrative and surrender charges. Cost of insurance charges on fixed and variable universal life insurance are recognized as revenue when earned, whereas contract charges and surrender charges on annuities and universal and variable universal life insurance are recognized as revenue when collected.

Mortality and Expense Risk and Other Fees

Mortality and expense risk and other fees include risk, management and administration fees, which are generated directly and indirectly from IDS Life's separate account assets. IDS Life's management and other fees are generally computed as a contractual rate based on the underlying asset values and are generally received monthly.

Net Realized Gain (Loss) on Investments

Realized gains and losses are recognized using the specific identification method, on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

Separation Costs

During 2005, Ameriprise Financial developed an allocation policy for separation costs resulting in the allocation of certain costs to IDS Life that it considered to be a reasonable reflection of separation costs benefiting IDS Life. Separation costs generally consist of allocated financial advisor and employee retention program costs, re-branding and marketing costs and costs to separate and reestablish technology platforms related to the separation and Distribution of Ameriprise Financial.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 51

IDS Life Insurance Company
------------------------------------------------------------------------------

Income Taxes

IDS Life's taxable income is included in the consolidated federal income tax return of American Express through September 30, 2005. IDS Life will file a separate consolidated life insurance company federal income tax return for five tax years following the Distribution including the period October 1, 2005 through December 31, 2005. IDS Life provides for income taxes based on the net amount of income taxes that it expects to pay or receive from various taxing jurisdictions in connection with its operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

On November 3, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. IDS Life anticipates the impact of FSP FAS 115-1 and FAS 124-1 on IDS Life's consolidated results of operations and financial condition will not be material.

In September 2005, the AICPA issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments." SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. IDS Life is currently evaluating the impact of SOP 05-1 on IDS Life's consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections" (SFAS 154). This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements" and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. IDS Life does not anticipate SFAS 154 will materially impact its Consolidated Financial Statements upon its adoption on January 1, 2006.

In June 2004, the FASB issued FSP No. 97-1, "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability" (FSP 97-1). The implementation of SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on IDS Life's consolidated results of operations or financial condition.

In July 2003, the AICPA issued SOP 03-1 effective for fiscal years beginning after December 15, 2003. SOP 03-1 provides guidance on separate account presentation and accounting for interests in separate accounts. Additionally, SOP 03-1 provides clarifying guidance as to the recognition of bonus interest and other sales inducement benefits and the presentation of any deferred amounts in the financial statements. Lastly, SOP 03-1 requires insurance enterprises to establish additional liabilities for benefits that may become payable under variable annuity death benefit guarantees or other insurance or annuity contract provisions. Where an additional liability is established, the recognition of this liability will then be considered in amortizing DAC and any DSIC associated with those insurance or annuity contracts.

The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced 2004 results by $70.6 million ($108.6 million pretax). The cumulative effect of accounting change consisted of: (i) $42.9 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($32.8 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($10.1 million) and (ii) $65.7 million pretax from establishing


52 - RIVERSOURCE VARIABLE LIFE ACCOUNT
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IDS Life Insurance Company
------------------------------------------------------------------------------

additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual cost of insurance charges are expected to be less than future death benefits ($92 million) and from considering these liabilities in valuing DAC associated with those contracts ($26.3 million offset). Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. IDS Life's accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on IDS Life's calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FIN 46, which addresses consolidation by business enterprises of VIEs and was subsequently revised in December 2003. The VIEs primarily impacted by FIN 46, which IDS Life consolidated as of December 31, 2003, relate to three SLTs, which were managed by an affiliate and partially owned by IDS Life. The consolidation of the three SLTs partially owned by IDS Life and managed by an affiliate, resulted in a cumulative effect of accounting change that increased 2003 net income through a non-cash gain of $44.5 million ($68.4 million pretax). The Company liquidated its interest in all consolidated VIEs during 2004 and 2005. See Note 3 for further discussion of consolidated VIEs.

2. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

---------------------------------------------------------------------------------------------------------
                                                                     GROSS        GROSS
                                                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                             COST          GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                         $13,318,636   $  208,577   $ (198,774)  $13,328,439
   Mortgage and other asset-backed securities         10,804,984       45,531     (158,784)   10,691,731
   Foreign corporate bonds and obligations             3,148,534       67,097      (54,721)    3,160,910
   U.S. Government and agencies obligations              300,337       16,207       (5,282)      311,262
   State and municipal obligations                       114,165        2,756       (3,262)      113,659
   Foreign government bonds and obligations              127,912       16,922         (114)      144,720
   Structured investments(a)                               2,453           --           --         2,453
---------------------------------------------------------------------------------------------------------
Total fixed maturities                                27,817,021      357,090     (420,937)   27,753,174
Preferred and common stocks                                   13            8           --            21
---------------------------------------------------------------------------------------------------------
   Total                                             $27,817,034   $  357,098   $ (420,937)  $27,753,195
---------------------------------------------------------------------------------------------------------
(a)   Includes unconsolidated CDOs.

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

---------------------------------------------------------------------------------------------------------
                                                                     GROSS        GROSS
                                                      AMORTIZED    UNREALIZED   UNREALIZED      FAIR
(THOUSANDS)                                             COST          GAINS       LOSSES        VALUE
---------------------------------------------------------------------------------------------------------
Fixed maturities:
   Corporate debt securities                         $13,718,138   $  531,970   $  (36,990)  $14,213,118
   Mortgage and other asset-backed securities          9,383,868      143,102      (30,487)    9,496,483
   Foreign corporate bonds and obligations             3,185,592      139,821      (14,178)    3,311,235
   U.S. Government and agencies obligations              330,540       15,181         (513)      345,208
   State and municipal obligations                       114,161        3,493       (2,569)      115,085
   Foreign government bonds and obligations              104,442       15,507         (552)      119,397
   Structured investments(a)                             563,899           --      (33,230)      530,669
---------------------------------------------------------------------------------------------------------
Total fixed maturities                                27,400,640      849,074     (118,519)   28,131,195
Preferred and common stocks                               30,019        1,237           --        31,256
---------------------------------------------------------------------------------------------------------
   Total                                             $27,430,659   $  850,311   $ (118,519)  $28,162,451
---------------------------------------------------------------------------------------------------------
(a)   Includes unconsolidated CDOs.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 53

IDS Life Insurance Company
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At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% of IDS Life's total investments. These securities are rated by Moody's Investors Service, Inc. (Moody's) and Standard & Poor's (S&P), except for approximately $1.0 billion of securities at both December 31, 2005 and 2004 which are rated by RiverSource Investments, LLC's internal analysts using criteria similar to Moody's and S&P. Ratings on investment grade securities are presented using S&P's convention and, if the two agencies' ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

RATING                                                       2005         2004
------------------------------------------------------------------------------
AAA                                                           40%          37%
AA                                                             6            3
A                                                             20           22
BBB                                                           26           30
Below investment grade                                         8            8
------------------------------------------------------------------------------
   Total                                                     100%         100%
------------------------------------------------------------------------------

At December 31, 2005 and 2004, approximately 47% and 61%, respectively, of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of stockholder's equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

(THOUSANDS)                                               LESS THAN 12 MONTHS        12 MONTHS OR MORE               TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                                    UNREALIZED                UNREALIZED                 UNREALIZED
DESCRIPTION OF SECURITIES:                             FAIR VALUE     LOSSES     FAIR VALUE     LOSSES      FAIR VALUE     LOSSES
------------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                             $ 6,184,289   $ (132,802)  $1,618,552   $  (65,972)  $ 7,802,841   $(198,774)
Mortgage and other asset-backed securities              6,001,482      (87,558)   2,059,075      (71,226)    8,060,557    (158,784)
Foreign corporate bonds and obligations                 1,203,652      (31,308)     535,393      (23,413)    1,739,045     (54,721)
U.S. Government and agencies obligations                  148,584       (3,062)      72,844       (2,220)      221,428      (5,282)
State and municipal obligations                            67,353       (2,589)      14,348         (673)       81,701      (3,262)
Foreign government bonds and obligations                   13,344         (114)          --           --        13,344        (114)
Structured investments                                      2,189           --           --           --         2,189          --
------------------------------------------------------------------------------------------------------------------------------------
   Total                                              $13,620,893   $ (257,433)  $4,300,212   $ (163,504)  $17,921,105   $(420,937)
------------------------------------------------------------------------------------------------------------------------------------

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

(THOUSANDS)                                               LESS THAN 12 MONTHS        12 MONTHS OR MORE               TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                                    UNREALIZED                UNREALIZED                 UNREALIZED
DESCRIPTION OF SECURITIES:                             FAIR VALUE     LOSSES     FAIR VALUE     LOSSES      FAIR VALUE     LOSSES
------------------------------------------------------------------------------------------------------------------------------------
Corporate debt securities                              $2,410,156   $  (20,461)  $  645,898   $ (16,529)   $ 3,056,054   $ (36,990)
Mortgage and other asset-backed securities              2,560,175      (17,686)     550,728     (12,801)     3,110,903     (30,487)
Foreign corporate bonds                                   641,928       (6,571)     373,312      (7,607)     1,015,240     (14,178)
U.S. Government and agencies obligations                  159,904         (498)         533         (15)       160,437        (513)
State and municipal obligations                                --           --       62,454      (2,569)        62,454      (2,569)
Foreign government bonds and obligations                    1,002          (33)       9,008        (519)        10,010        (552)
Structured investments                                         --           --      526,190     (33,230)       526,190     (33,230)
------------------------------------------------------------------------------------------------------------------------------------
   Total                                               $5,773,165   $  (45,249)  $2,168,123   $ (73,270)   $ 7,941,288   $(118,519)
------------------------------------------------------------------------------------------------------------------------------------

In evaluating potential other-than-temporary impairments, IDS Life considers the extent to which amortized costs exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

(MILLIONS, EXCEPT
NUMBER OF SECURITIES)        LESS THAN 12 MONTHS                    12 MONTHS OR MORE                       TOTAL
------------------------------------------------------------------------------------------------------------------------------------
                                                  GROSS                               GROSS                                GROSS
RATIO OF FAIR VALUE TO   NUMBER OF              UNREALIZED   NUMBER OF              UNREALIZED  NUMBER OF                UNREALIZED
AMORTIZED COST          SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE    LOSSES    SECURITIES  FAIR VALUE     LOSSES
------------------------------------------------------------------------------------------------------------------------------------
95% - 100%                 645      $   13,200    $(223)        213       $3,971      $(141)        858      $ 17,171      $(364)
90% - 95%                   36             340      (22)         24          321        (22)         60           661        (44)
80% - 90%                    9              81      (12)          3            8         (1)         12            89        (13)
------------------------------------------------------------------------------------------------------------------------------------
   Total                   690      $   13,621    $(257)        240       $4,300      $(164)        930      $ 17,921      $(421)
------------------------------------------------------------------------------------------------------------------------------------


54 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. However, the securities with a fair value to amortized cost ratio of 80%-90% primarily relate to the auto and paper industries. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, is $6 million. The securities related to this issuer have a fair value to amortized cost ratio of 80%-90% and have been in an unrealized loss position for less than 12 months.

IDS Life monitors the investments and metrics discussed previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairment. See the Investments section of Note 1 for information regarding IDS Life's policy for determining when an investment's decline in value is other-than-temporary. As stated earlier, IDS Life's ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, IDS Life has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) recognized in accumulated other comprehensive income includes three components, net of tax:
(i) unrealized gains (losses) that arose from changes in market value of securities that were held during the period (holding gains (losses)), (ii) gains (losses) that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized (gains) losses) and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective consolidated balance sheet dates.

The following table presents these components of other comprehensive income
(loss), net of tax:

(THOUSANDS)                                                                            2005        2004       2003
----------------------------------------------------------------------------------------------------------------------
Holding (losses) gains, net of tax of $260,090, $22,633, and $44,705, respectively  $ (483,023)  $ 42,034   $(83,106)
Reclassification of realized gains, net of tax of $18,381, $10,765,
   and $6,044, respectively                                                            (34,137)   (19,993)   (11,225)
DAC, net of tax of $28,372, $3,179 and $1,958, respectively                             52,690      5,905      3,636
DSIC, net of tax of $4,614, $3,538, and $0, respectively                                 8,568     (6,571)        --
Fixed annuity liabilities, net of tax of $2,878, $30,270, and $0, respectively          (5,345)   (56,216)        --
----------------------------------------------------------------------------------------------------------------------
Net unrealized securities losses                                                    $ (461,247)  $(34,841)  $(90,695)
----------------------------------------------------------------------------------------------------------------------

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

                                                                                            AMORTIZED        FAIR
(THOUSANDS)                                                                                    COST          VALUE
----------------------------------------------------------------------------------------------------------------------
Due within 1 year                                                                         $    525,818   $    529,579
Due after 1 through 5 years                                                                  4,288,859      4,301,151
Due after 5 through 10 years                                                                11,063,792     11,020,647
Due after 10 years                                                                           1,131,115      1,207,613
----------------------------------------------------------------------------------------------------------------------
                                                                                            17,009,584     17,058,990
Mortgage and other asset-backed securities                                                  10,804,984     10,691,731
Structured investments                                                                           2,453          2,453
Preferred and common stocks                                                                         13             21
----------------------------------------------------------------------------------------------------------------------
Total                                                                                     $ 27,817,034   $ 27,753,195
----------------------------------------------------------------------------------------------------------------------

The expected payments on mortgage and other asset-backed securities and structured investments may not coincide with their contractual maturities. As such, these securities, as well as preferred and common stocks, were not included in the maturities distribution.

The table below includes sales, maturities, and purchases of investments classified as Available-for-Sale for the years ended December 31:

(THOUSANDS)                                                                     2005          2004            2003
----------------------------------------------------------------------------------------------------------------------
Sales                                                                        $3,124,154    $1,603,285     $12,232,235
Maturities, sinking fund payments and calls                                  $2,241,829    $1,931,070     $ 4,152,088
Purchases                                                                    $5,780,183    $4,392,522     $20,527,995
----------------------------------------------------------------------------------------------------------------------


RIVERSOURCE VARIABLE LIFE ACCOUNT - 55

IDS Life Insurance Company
------------------------------------------------------------------------------

Included in net realized gains and losses were gross realized gains and losses on sales of securities, as well as other-than-temporary losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

(THOUSANDS)                                                      2005         2004          2003
-----------------------------------------------------------------------------------------------------
Gross realized gains from sales                               $ 107,800   $    48,412   $   255,348
Gross realized losses from sales                              $ (38,602)  $   (17,524)  $  (135,465)
Other-than-temporary impairments                              $ (19,380)  $      (131)  $  (102,614)
-----------------------------------------------------------------------------------------------------

The $19.4 million of other-than-temporary impairments in 2005 primarily related to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $102.6 million of other-than-temporary impairments in 2003 consisted of $54.4 million related to corporate debt securities, $40.9 million related to IDS Life's interests in a CDO securitization trust which was sold in 2005 as discussed below, and $7.3 million related to other securities. The other-than-temporary impairments related to corporate debt securities primarily resulted from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to IDS Life's interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

During the second quarter of 2005, IDS Life sold all of its retained interest in the CDO-related securitization trust and realized a net pretax gain of $24.9 million. The carrying value of this retained interest was $526.2 million at December 31, 2004, of which $389.9 million was considered investment grade.

At December 31, 2005 and 2004, bonds carried at $15.8 million were on deposit with various states as required by law.

MORTGAGE LOANS ON REAL ESTATE AND SYNDICATED LOANS, NET

The following is a summary of mortgage loans on real estate and syndicated loans at December 31:

(THOUSANDS)                                                                   2005         2004
-----------------------------------------------------------------------------------------------------
Mortgage loans on real estate                                             $ 2,883,709   $ 2,968,889
Less: allowance for loan losses                                               (41,347)      (45,347)
-----------------------------------------------------------------------------------------------------
Net mortgage loans                                                        $ 2,842,362   $ 2,923,542
-----------------------------------------------------------------------------------------------------

Syndicated loans                                                          $   130,869   $   139,295
Less: allowance for loan losses                                                (3,500)       (3,500)
-----------------------------------------------------------------------------------------------------
Net syndicated loans                                                      $   127,369   $   135,795
-----------------------------------------------------------------------------------------------------

Mortgage loans are first mortgages on real estate. IDS Life holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements. Mortgage loan fundings are restricted by state insurance regulatory authorities to 80% or less of the market value of the real estate at the time of origination of the loan. Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004 was not material.

Syndicated loans, which are included as a component of other investments, represent loans in which a group of lenders provide funds to borrowers. There is usually one originating lender which retains a small percentage and syndicates the remainder.

At December 31, 2005 and 2004, IDS Life's recorded investment in impaired mortgage loans on real estate was $14.0 million and $11.3 million, respectively, with related allowances for mortgage loan losses of $4.0 million for both periods. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $6.3 million and $8.3 million, respectively. IDS Life recognized nil, $0.6 million and $0.8 million of interest income related to impaired mortgage loans on real estate for the years ended December 31, 2005, 2004 and 2003, respectively.

The balances of and changes in the total allowance for mortgage loan losses as of and for the years ended December 31, are as follows:

(THOUSANDS)                                                      2005         2004          2003
-----------------------------------------------------------------------------------------------------
Balance, beginning of year                                    $  45,347   $    47,197   $    44,312
Provision for mortgage loan losses                                   --         9,500        11,687
Foreclosures, write-offs and loan sales                          (4,000)      (11,350)       (8,802)
-----------------------------------------------------------------------------------------------------
Balance, end of year                                          $  41,347   $    45,347   $    47,197
-----------------------------------------------------------------------------------------------------


56 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by region at December 31 were:

(THOUSANDS)                                           2005                        2004
-------------------------------------------------------------------------------------------------
                                            ON BALANCE     FUNDING     ON BALANCE      FUNDING
REGION                                        SHEET      COMMITMENTS      SHEET      COMMITMENTS
-------------------------------------------------------------------------------------------------
South Atlantic                             $   594,022   $    10,900   $   588,764   $    24,115
West North Central                             436,367         6,200       433,298        14,550
East North Central                             406,714            --       509,752         1,400
Pacific                                        364,448        26,750       332,764        13,700
Mountain                                       352,178         8,725       371,801        20,025
Middle Atlantic                                257,625        11,500       270,509         2,600
West South Central                             215,467        17,350       191,410            --
New England                                    164,047        20,550       198,297         6,515
East South Central                              92,841         4,850        72,294         9,625
-------------------------------------------------------------------------------------------------
                                             2,883,709       106,825     2,968,889        92,530
Less: allowance for loan losses                (41,347)           --       (45,347)           --
-------------------------------------------------------------------------------------------------
   Total                                   $ 2,842,362   $   106,825   $ 2,923,542   $    92,530
-------------------------------------------------------------------------------------------------

Concentration of credit risk of mortgage loans on real estate by property type at December 31 were:

(THOUSANDS)                                           2005                       2004
-------------------------------------------------------------------------------------------------
                                           ON BALANCE      FUNDING     ON BALANCE      FUNDING
PROPERTY TYPE                                 SHEET      COMMITMENTS      SHEET      COMMITMENTS
-------------------------------------------------------------------------------------------------
Office buildings                           $ 1,048,566   $    36,000   $ 1,087,700   $     5,840
Department/retail stores                       703,811        37,800       734,590        40,075
Apartments                                     454,024        10,500       505,632        24,875
Industrial buildings                           453,503        12,000       373,767        15,615
Hotels/motels                                   92,335         5,900       109,408            --
Medical buildings                               46,851         2,700        46,960            --
Mixed use                                       39,318            --        62,424         4,200
Nursing/retirement homes                         4,898            --         9,875            --
Other                                           40,403         1,925        38,533         1,925
-------------------------------------------------------------------------------------------------
                                             2,883,709       106,825     2,968,889        92,530
Less: allowance for loan losses                (41,347)           --       (45,347)           --
-------------------------------------------------------------------------------------------------
   Total                                   $ 2,842,362   $   106,825   $ 2,923,542   $    92,530
-------------------------------------------------------------------------------------------------

SOURCES OF INVESTMENT INCOME AND REALIZED GAINS (LOSSES) ON INVESTMENTS

Net investment income for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                 2005           2004          2003
-------------------------------------------------------------------------------------------------
Income on fixed maturities                               $ 1,448,882   $ 1,450,919   $ 1,423,560
Income on mortgage loans on real estate                      196,840       221,022       247,001
Trading securities and other investments                     163,814       138,468        63,983
-------------------------------------------------------------------------------------------------
                                                           1,809,536     1,810,409     1,734,544
Less: investment expenses                                     18,212        32,963        29,359
-------------------------------------------------------------------------------------------------
Total                                                    $ 1,791,324   $ 1,777,446   $ 1,705,185
-------------------------------------------------------------------------------------------------

Net realized gains (losses) on investments for the years ended December 31 is summarized as follows:

(THOUSANDS)                                                2005           2004          2003
-------------------------------------------------------------------------------------------------
Fixed maturities                                        $    49,818   $    30,757   $    17,269
Mortgage loans on real estate                                (1,627)       (3,048)      (10,865)
Trading securities and other investments                        105          (417)       (1,959)
-------------------------------------------------------------------------------------------------
Total                                                   $    48,296   $    27,292   $     4,445
-------------------------------------------------------------------------------------------------


RIVERSOURCE VARIABLE LIFE ACCOUNT - 57

IDS Life Insurance Company
------------------------------------------------------------------------------

3. VARIABLE INTEREST ENTITIES

The VIEs for which IDS Life was considered the primary beneficiary and which were consolidated beginning December 31, 2003, relate to SLTs which were partially owned by IDS Life and managed by an affiliate. The consolidated SLTs provided returns to investors primarily based on the performance of an underlying portfolio of high-yield loans which were managed by an affiliate. IDS Life liquidated its interest in all three SLTs. One SLT was liquidated in 2004, and the other two SLTs were liquidated in 2005, resulting in a non-cash $27.9 million cumulative net pretax charge and a $13.9 million pretax gain during the years ended December 31, 2004 and 2005, respectively. There is no remaining exposure related to these SLTs as of December 31, 2005. The following table presents the consolidated assets, essentially all of which were restricted, and other balances related to these entities at December 31:

(MILLIONS)                                                                                                       2004
--------------------------------------------------------------------------------------------------------------------------
Restricted cash                                                                                               $       536
Derivative financial instruments(a)                                                                                    43
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                                  $       579
Total liabilities                                                                                                     117
--------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                                    $       462
--------------------------------------------------------------------------------------------------------------------------

(a) Represents the estimated fair market value of the total return swap derivatives related to the consolidated SLTs which had a notional amount of $1.8 billion as of December 31, 2004.

IDS Life has other significant variable interests for which it is not considered the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $2.5 million of CDO residual tranches managed by an affiliate where IDS Life is not the primary beneficiary. IDS Life's maximum exposure to loss as a result of its investment in CDO residual tranches is represented by the carrying value.

4. DEFERRED POLICY ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

The balances of and changes in DAC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005         2004           2003
--------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                       $ 3,637,956   $ 3,336,208   $ 3,077,994
Impact of SOP 03-1                                                                        --        19,600            --
Capitalization of acquisition costs                                                  632,743       533,842       516,928
Amortization, excluding impact of changes in assumptions                            (382,882)     (340,578)     (266,108)
Amortization, impact of annual third quarter changes in DAC-related assumptions       67,000        23,700         1,800
Amortization, impact of other quarter changes in DAC-related assumptions(a)               --        56,100            --
Impact of changes in net unrealized securities losses                                 81,062         9,084         5,594
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                             $ 4,035,879   $ 3,637,956   $ 3,336,208
--------------------------------------------------------------------------------------------------------------------------

(a) Primarily relates to a $65.7 million reduction in DAC amortization expense to reflect the lengthening of the amortization periods for certain annuity and life insurance products impacted by IDS Life's adoption of SOP 03-1 on January 1, 2004, partially offset by a $9.6 million increase in amortization expense due to a LTC DAC valuation system conversion.

The balances of and changes in DSIC as of and for the years ended December 31, were:

(THOUSANDS)                                                                          2005          2004          2003
--------------------------------------------------------------------------------------------------------------------------
Balance, beginning of year                                                       $   302,997   $   278,971   $   231,100
Impact of SOP 03-1                                                                        --        (2,900)           --
Capitalization of sales inducements                                                   94,319        70,860        71,839
Amortization                                                                         (40,332)      (33,825)      (23,968)
Impact of changes in net unrealized securities losses (gains)                         13,182       (10,109)           --
--------------------------------------------------------------------------------------------------------------------------
Balance, end of year                                                             $   370,166   $   302,997   $   278,971
--------------------------------------------------------------------------------------------------------------------------

5. VARIABLE ANNUITY GUARANTEES

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB, GGU and GMIB. See Note 10 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB and GMAB.

The majority of the variable annuity contracts offered by IDS Life contain GMDB provisions. When market values of the customer's accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. IDS Life also offers GGU provisions on variable annuities with death benefit provisions and contracts containing GMIB provisions. If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. IDS Life has established additional liabilities for these variable annuity death benefits and GMIB provisions.


58 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees). Similarly, the GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits and GMIB, IDS Life projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The following provides summary information related to variable annuity contracts for which IDS Life has established additional liabilities for death benefits and GMIB as of December 31:

------------------------------------------------------------------------------------------------------------------------------------
VARIABLE ANNUITY GMDB, GMIB AND GGU BY BENEFIT TYPE
(DOLLARS IN THOUSANDS)                                                                                           2005          2004
------------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Return of Premium   Total Contract Value                                $ 9,106,907   $ 3,241,618
                                                      Contract Value in Separate Accounts                 $ 7,409,865   $ 1,727,415
                                                      Net Amount at Risk*                                 $    16,727   $   110,922
                                                      Weighted Average Attained Age                                60            62
------------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for Six Year Reset      Total Contract Value                                $24,608,183   $27,453,193
                                                      Contract Value in Separate Accounts                 $20,362,261   $22,787,083
                                                      Net Amount at Risk*                                 $   762,724   $ 1,267,225
                                                      Weighted Average Attained Age                                61            60
------------------------------------------------------------------------------------------------------------------------------------
Contracts with GMDB Providing for One Year Ratchet    Total Contract Value                                $ 5,129,201   $ 4,039,358
                                                      Contract Value in Separate Accounts                 $ 4,210,758   $ 3,078,491
                                                      Net Amount at Risk*                                 $    45,363   $    55,622
                                                      Weighted Average Attained Age                                61            61
------------------------------------------------------------------------------------------------------------------------------------
Contracts with Other GMDB                             Total Contract Value                                $   993,152   $   494,668
                                                      Contract Value in Separate Accounts                 $   891,930   $   397,696
                                                      Net Amount at Risk*                                 $    16,415   $    11,689
                                                      Weighted Average Attained Age                                59            66
------------------------------------------------------------------------------------------------------------------------------------
Contracts with GGU Death Benefit                      Total Contract Value                                $   619,846   $   450,067
                                                      Contract Value in Separate Accounts                 $   535,821   $   363,753
                                                      Net Amount at Risk*                                 $    34,844   $    18,192
                                                      Weighted Average Attained Age                                61            64
------------------------------------------------------------------------------------------------------------------------------------
Contracts with GMIB                                   Total Contract Value                                $   792,578   $   603,251
                                                      Contract Value in Separate Accounts                 $   711,759   $   517,596
                                                      Net Amount at Risk*                                 $    15,970   $    11,886
                                                      Weighted Average Attained Age                                60            59
------------------------------------------------------------------------------------------------------------------------------------

* Represents current death benefit less total contract value for GMDB, amount of gross up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

------------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL LIABILITIES AND INCURRED BENEFITS                                                               GMDB & GGU       GMIB
------------------------------------------------------------------------------------------------------------------------------------
For the year ended December 31, 2005                  Liability balance at January 1                      $    29,966   $     2,989
                                                      Reported claims                                     $    12,203   $        --
                                                      Liability balance at December 31                    $    16,451   $     3,528
                                                      Incurred claims (reported + change in liability)    $    (1,312)  $       539
------------------------------------------------------------------------------------------------------------------------------------

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in death and other benefits in the Consolidated Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 59

IDS Life Insurance Company
------------------------------------------------------------------------------

6. INCOME TAXES

IDS Life qualifies as a life insurance company for federal income tax purposes. As such, IDS Life is subject to the Internal Revenue Code provisions applicable to life insurance companies.

Provisions (benefits) for income taxes were:

(THOUSANDS)                                        2005        2004          2003
-------------------------------------------------------------------------------------
Federal income tax:
   Current                                      $  55,766   $ 159,783     $  91,862
   Deferred                                       122,264      70,574       (30,714)
-------------------------------------------------------------------------------------
Total federal income taxes                        178,030     230,357        61,148
State income taxes-current                          3,627      (4,180)        5,797
-------------------------------------------------------------------------------------
Income tax provision before accounting change   $ 181,657   $ 226,177     $  66,945
-------------------------------------------------------------------------------------

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

                                                     2005        2004          2003
-------------------------------------------------------------------------------------
Tax at U.S. statutory rate                           35.0%       35.0%         35.0%
Changes in taxes resulting from:
Tax-exempt interest and dividend income              (9.7)       (3.1)        (10.6)
State income taxes, net of federal benefit            0.4        (0.4)          0.7
Affordable housing credits                             --          --         (12.8)
Taxes applicable to prior years                       3.2        (2.6)           --
Other, net                                           (0.5)       (0.4)         (0.6)
-------------------------------------------------------------------------------------
Income tax provision before accounting change        28.4%       28.5%         11.7%
=====================================================================================

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of IDS Life's deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

(THOUSANDS)                                                    2005          2004
-------------------------------------------------------------------------------------
Deferred income tax assets:
   Policy reserves                                         $ 1,101,836   $ 1,035,300
   Other investments                                            69,864       139,066
   Deferred taxes related to net securities and
   derivative unrealized losses                                 70,379            --
   Other                                                        61,896        55,556
-------------------------------------------------------------------------------------
Total deferred income tax assets                             1,303,975     1,229,922
-------------------------------------------------------------------------------------

Deferred income tax liabilities:
   Deferred policy acquisition costs                         1,154,402     1,116,235
   Deferred taxes related to net securities and
   derivative unrealized gains                                      --       183,988
   Other                                                       158,672        70,901
-------------------------------------------------------------------------------------
Total deferred income tax liabilities                        1,313,074     1,371,124
-------------------------------------------------------------------------------------
Deferred income tax liabilities, net                       $     9,099   $   141,202
-------------------------------------------------------------------------------------

A portion of IDS Life's income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a "policyholders' surplus account." At December 31, 2005, IDS Life had a policyholders' surplus account balance of $1.1 million. The American Jobs Creation Act of 2004 which was enacted on October 22, 2004 provides a two-year suspension of the tax on policyholders' surplus account distributions. IDS Life has made distributions of $19 million, which will not be subject to tax under the two-year suspension. Previously the policyholders' surplus account was only taxable if dividends to shareholders exceeded the shareholders' surplus account and/or IDS Life is liquidated. Deferred income taxes of $0.4 million have not been established as distributions of the remaining policyholders' surplus account are contemplated in 2006.

IDS Life is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. Included in IDS Life's deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. IDS Life has $231 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the other investments deferred tax assets, net of other related items. Based on analysis of IDS Life's tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient


60 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

taxable income to enable IDS Life to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

As a result of the separation of Ameriprise Financial from American Express, IDS Life will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, IDS Life and subsidiaries will not be able to file a consolidated U.S. federal income tax return with other members of the Ameriprise Financial affiliated group for five tax years following the Distribution. Therefore IDS Life will also be required to file a separate short period consolidated life insurance company income tax return for the period October 1, 2005 through December 31, 2005.

The items comprising other comprehensive income in the Consolidated Statements of Stockholder's Equity are presented net of the following income tax benefit amounts:

(THOUSANDS)                                2005          2004         2003
------------------------------------------------------------------------------
Net unrealized securities losses      $   248,363   $    18,761   $    48,791
Net unrealized derivative losses            6,004        12,426         4,188
------------------------------------------------------------------------------
Net income tax benefit                $   254,367   $    31,187   $    52,979
------------------------------------------------------------------------------

7. STATUTORY CAPITAL AND SURPLUS

Statutory capital and surplus available for distribution or dividends to Ameriprise Financial are limited to IDS Life Insurance Company's surplus as determined in accordance with accounting practices prescribed by state insurance regulatory authorities. IDS Life Insurance Company's statutory unassigned surplus aggregated $925.1 million and $909.7 million as of December 31, 2005 and 2004, respectively. In addition, any dividend or distribution paid prior to December 24, 2006 (one year after IDS Life Insurance Company's most recent dividend payment) would require pre-notification to the Commissioner of Commerce of the State of Minnesota, who has the authority to disapprove and prevent payment thereof. From December 24, 2006 to December 31, 2006, dividends or distributions in excess of $327.5 million would be subject to this same pre-notification and potential disapproval.

Statutory net income for the years ended December 31 and capital and surplus as of December 31 are summarized as follows:

(THOUSANDS)                               2005          2004          2003
------------------------------------------------------------------------------
Statutory net income                  $   341,235   $   379,950   $   432,063
Statutory capital and surplus           2,942,153     2,276,724     2,804,593

IDS Life Insurance Company and its wholly-owned life insurance subsidiaries are subject to regulatory capital requirements. Actual capital, determined on a statutory basis, and regulatory capital requirements for each of the life insurance entities as of December 31, 2005 are as follows:

                                                                  REGULATORY
                                                                   CAPITAL
(THOUSANDS)                                  ACTUAL CAPITAL(a)   REQUIREMENT
------------------------------------------------------------------------------
IDS Life Insurance Company                      $ 3,270,285       $ 750,975
American Enterprise Life Insurance Company          583,303         125,285
IDS Life Insurance Company of New York              246,001          39,880
American Partners Life Insurance Company             67,382          10,906
American Centurion Life Assurance Company            61,748          12,654
------------------------------------------------------------------------------

(a) Actual capital, as defined by the NAIC for purposes of meeting regulatory capital requirements, includes statutory capital and surplus, plus certain statutory valuation reserves.

8. RELATED PARTY TRANSACTIONS

IDS Life loans funds to Ameriprise Financial under a collateral loan agreement. There was no balance on the loan at December 31, 2005 and 2004. This loan can be increased to a maximum of $75 million and pays interest at a rate equal to the preceding month's effective new money rate for IDS Life's permanent investments.

In connection with Ameriprise Financial being named the investment manager for the proprietary mutual funds used as investment options by IDS Life's variable annuity and variable life insurance contract owners in the fourth quarter of 2003, Ameriprise Financial received management fees from these funds. IDS Life continues to provide all fund management services, other than investment management, and entered into an administrative services agreement with Ameriprise Financial to be compensated for the services IDS Life provides. For the years ended December 31, 2005, 2004 and 2003, IDS Life received $55.7 million, $81.5 million, and $14.1 million, respectively, under the agreement with Ameriprise Financial. In the fourth quarter of 2005, RiverSource Investments, LLC replaced Ameriprise Financial as the investment manager. As a result, IDS Life's administrative service fees were payable from RiverSource Investments, LLC rather than Ameriprise Financial during the fourth quarter of 2005. For the year ended December 31, 2005, IDS Life received $19.5 million under the agreement with RiverSource Investments, LLC.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 61

IDS Life Insurance Company
------------------------------------------------------------------------------

IDS Life participates in the Ameriprise Financial Retirement Plan which covers all permanent employees age 21 and over who have met certain employment requirements. Company contributions to the plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for this plan complies with the applicable minimum funding requirements specified by ERISA. IDS Life's share of the total net periodic pension cost was $0.9 million in 2005, $0.5 million in 2004, and $0.3 million in 2003.

IDS Life also participates in the defined contribution pension plans of Ameriprise Financial which cover all employees who have met certain employment requirements. Company contributions to the plans are a percent of either each employee's eligible compensation or basic contributions. Costs of these plans charged to operations in 2005, 2004 and 2003 were $3.2 million, $2.4 million, and $2.2 million, respectively.

IDS Life participates in the defined benefit health care plans of Ameriprise Financial that provide health care and life insurance benefits to retired employees and retired financial advisors. The plans include participant contributions and service related eligibility requirements. Upon retirement, such employees are considered to have been employees of Ameriprise Financial. Ameriprise Financial expenses these benefits and allocates the expenses to its subsidiaries. The cost of these plans charged to operations in 2005, 2004 and 2003 was $1.1 million, $0.5 million, and $2.1 million, respectively.

Charges by Ameriprise Financial for use of joint facilities, technology support, marketing services and other services aggregated $725.2 million, $600.6 million, and $549.2 million for 2005, 2004 and 2003, respectively. Certain of these costs are included in DAC. Expenses allocated to IDS Life may not be reflective of expenses that would have been incurred by IDS Life on a stand-alone basis.

In connection with the separation, IDS Life received a capital contribution of $650 million from Ameriprise Financial during the third quarter of 2005 to support its current financial strength ratings and to cover the allocated separation costs. During the fourth quarter of 2005, IDS Life approved and paid dividends to Ameriprise Financial of $380 million. During the second and fourth quarter of 2004, IDS Life approved and paid dividends to Ameriprise Financial of $430 million and $500 million, respectively. IDS Life expects to continue to maintain adequate capital to meet internal and external Risk-Based Capital requirements.

Included in other liabilities at December 31, 2005 and 2004 are $7.6 million and $30.1 million, respectively, payable to Ameriprise Financial for federal income taxes.

9. REINSURANCE

At December 31, 2005, 2004 and 2003, traditional life and universal life insurance in force aggregated $160.1 billion, $147.5 billion and $131.1 billion, respectively, of which $86.3 billion, $70.9 billion and $53.8 billion, was reinsured at the respective year ends. IDS Life also reinsures a portion of the risks assumed under LTC policies. Under all reinsurance agreements, premiums ceded to reinsurers amounted to $174.9 million, $159.6 million and $144.7 million and reinsurance recovered from reinsurers amounted to $105.6 million, $73.3 million and $60.3 million, for the years ended December 31, 2005, 2004 and 2003, respectively. Reinsurance contracts do not relieve IDS Life from its primary obligation to policyholders. Life insurance in force is reported on a statutory basis.

10. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Derivative financial instruments enable the end users to manage exposure to credit and various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity, and interest rate indices or prices. IDS Life enters into various derivative financial instruments as part of its ongoing risk management activities. IDS Life does not engage in any derivative instrument trading activities. Credit risk associated with IDS Life's derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are all required to be preapproved. Additionally, IDS Life may, from time to time, enter into master netting agreements wherever practical. The following summarizes IDS Life's use of derivative financial instruments.


62 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

Cash Flow Hedges

IDS Life uses interest rate products, primarily interest rate swaptions, to hedge the risk of increasing interest rates on forecasted fixed annuity sales. During 2005, 2004 and 2003, no amounts were reclassified into earnings from accumulated other comprehensive income. Additionally, IDS Life does not expect to reclassify any material amounts from accumulated other comprehensive income to earnings during the next twelve months. Currently, the longest period of time over which IDS Life is hedging exposure to the variability in future cash flows is 13 years and relates to forecasted fixed annuity sales. There were losses of $1.8 million for the year ended December 31, 2005 and no gains or losses for the years ended December 31, 2004 and 2003 on derivative transactions or portions thereof that were ineffective as hedges or excluded from the assessment of hedge effectiveness.

During 2005, 2004 and 2003, IDS Life recognized the following impacts in other comprehensive income related to its cash flow hedging activity, net of tax:

(THOUSANDS)                                                                      2005         2004         2003
------------------------------------------------------------------------------------------------------------------
Holding losses, net of tax of $6,628, $11,901, and $3,663, respectively       $ (12,309)   $ (22,102)   $ (6,802)
Reclassification for realized losses (gains), net of tax of $624, $525, and
$525, respectively                                                                1,159         (975)       (975)
------------------------------------------------------------------------------------------------------------------
Net unrealized derivative losses                                              $ (11,150)   $ (23,077)   $ (7,777)
------------------------------------------------------------------------------------------------------------------

Derivatives Not Designated as Hedges

IDS Life has economic hedges that either do not qualify or are not designated for hedge accounting treatment.

Certain annuity products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the amount of expenses incurred by IDS Life related to equity-indexed annuities will positively or negatively impact earnings. As a means of economically hedging its obligations under the provisions of these products, IDS Life writes and purchases index options and occasionally enters into futures contracts. Purchased options used in conjunction with these products are reported in other assets and written options are included in other liabilities.

Additionally, certain annuity products contain GMWB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments. The GMWB provision is considered an embedded derivative and is valued each period by estimating the present value of future benefits less applicable fees charged for the rider using actuarial models, which simulate various economic scenarios. IDS Life economically hedges the exposure related to the GMWB provision using various equity futures and structured derivatives.

As of December 31, 2005 and 2004, the fair value of the purchased derivatives used in conjunction with these products was $124.6 million and $27.8 million, respectively. As of December 31, 2005 and 2004, the fair value of the written options was $(0.8) million and $(0.9) million, respectively. Futures contracts are settled daily by exchanging cash with the counterparty and gains and losses are reported in earnings.

Embedded Derivatives

As noted above, certain annuity products have returns tied to the performance of equity markets. The equity component of the annuity product obligations are considered embedded derivatives. Additionally, certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The changes in fair value of the equity indexed annuities are recognized in interest credited to account values and the changes in fair value of the GMWB and GMAB features are recognized in death and other benefits for investment contracts and universal life-type insurance. The fair value of the embedded derivatives for equity indexed annuities is recognized in future policy benefits for fixed annuities and the fair value of the embedded options for GMWB and GMAB is recognized in future policy benefits for variable annuity guarantees in the Consolidated Balance Sheets. The total fair value of these instruments, excluding the host contract, was $47.9 million and $34.6 million at December 31, 2005 and 2004, respectively.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 63

IDS Life Insurance Company
------------------------------------------------------------------------------

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, "Disclosure about Fair Value of Financial Instruments." The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of IDS Life, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

                                                                            2005                        2004
-----------------------------------------------------------------------------------------------------------------------
                                                                   CARRYING        FAIR        CARRYING        FAIR
(THOUSANDS)                                                         VALUE         VALUE         VALUE         VALUE
-----------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS
Assets for which carrying values approximate fair values         $   233,589   $   233,589   $   667,248   $   667,248
Available-for-Sale securities                                     27,753,195    27,753,195    28,162,451    28,162,451
Mortgage loans on real estate, net                                 2,842,362     2,976,688     2,923,542     3,149,986
Policy loans                                                         605,212       605,212       588,574       588,574
Trading securities                                                    23,956        23,956       168,055       168,055
Other investments                                                    127,369       131,475       135,795       140,428
Separate account assets                                           37,929,960    37,929,960    32,454,032    32,454,032
Derivative financial instruments                                     133,263       133,263        97,784        97,784

FINANCIAL LIABILITIES
Liabilities for which carrying values approximate fair values    $    25,000   $    25,000   $    47,000   $    47,000
Fixed annuity reserves                                            24,637,806    23,840,988    25,522,643    24,733,010
Separate account liabilities                                      33,154,528    31,742,503    28,284,118    27,164,063
Derivative financial instruments                                       6,941         6,941         4,290         4,290
-----------------------------------------------------------------------------------------------------------------------

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Note 2 for carrying and fair value information regarding Available-for-Sale securities and mortgage loans on real estate (net of allowance for loan losses). The following methods were used to estimate the fair values of financial assets and financial liabilities:

FINANCIAL ASSETS

Assets for which carrying values approximate fair values include cash and cash equivalents, restricted cash and certain other assets. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Consolidated Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections, or for collateral dependent loans, on collateral values.

The fair value of policy loans approximates carrying value.

Trading securities are carried at fair value in the Consolidated Balance Sheets with changes in fair value recognized in current period earnings.

Other investments include IDS Life's interest in syndicated loans, which are carried at amortized cost less allowance for losses in the Consolidated Balance Sheets. Fair values are based on quoted market prices.

Separate account assets are carried at fair value in the Consolidated Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.


64 - RIVERSOURCE VARIABLE LIFE ACCOUNT

IDS Life Insurance Company
------------------------------------------------------------------------------

FINANCIAL LIABILITIES

Liabilities for which carrying values approximate fair values include certain other liabilities. The carrying value approximates fair value due to the short-term nature of these instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance related elements of $1.5 billion as of both December 31, 2005 and 2004. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with the fixed annuities of $496.4 million and $534.4 million as of December 31, 2005 and 2004, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $4.8 billion and $4.2 billion at December 31, 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $2.0 billion and $1.7 billion as of December 31, 2005 and 2004, respectively.

12. COMMITMENTS AND CONTINGENCIES

At December 31, 2005 and 2004, IDS Life had no commitments to purchase investments other than mortgage loan fundings (see Note 2).

The Securities and Exchange Commission, the National Association of Securities Dealers and several state authorities have brought proceedings challenging several mutual fund and variable product financial practices, generally including suitability, late trading, market timing, compensation and disclosure of revenue sharing arrangements. IDS Life has received requests for information and has been contacted by regulatory authorities concerning its practices and is cooperating fully with these inquiries.

IDS Life is involved in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. IDS Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory proceedings that would have a material adverse effect on its consolidated financial condition, results of operations or liquidity. However, it is possible that the outcome of any such proceedings could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

The IRS routinely examines IDS Life's federal income tax returns and recently completed its audit of IDS Life for the 1993 through 1996 tax years. The IRS is currently conducting an audit of IDS Life for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on IDS Life's consolidated financial condition or results of operations as a result of these audits.


RIVERSOURCE VARIABLE LIFE ACCOUNT - 65

                                                            S-6319ECR A (1/07)

                           PART C: OTHER INFORMATION

Item 27. Exhibits - Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.

(a)(1) Resolution of the Executive Committee of the Board of Directors of American Enterprise Life Insurance Company establishing the Trust, dated July 15, 1987, filed electronically as Exhibit 1.A (1)(a) to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

(a)(2) Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing the Separate Account, dated November 3, 1999, filed electronically as Exhibit 1.A (1)(b) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, and is incorporated herein by reference.

(a)(3) Resolution of the Board of Directors of American Enterprise Life Insurance Company establishing one subaccount - FTVIPT Templeton International Securities Fund - Class 2 dated February 28, 2002 and filed electronically as Exhibit 1. A. (1) (c) to Post-Effective Amendment No. 3 to the Registration Statement No. 333-84121 is incorporated by reference.

(a)(4) Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for IDS Life Insurance Company, adopted December 8, 2006 for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed electronically as Exhibit 27(a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

(b)      Not applicable.

(c)(1) Form of Principal Underwriter Agreement for RiverSource Life Insurance Company Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to the Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated by reference.

(d)(1) Flexible Premium Variable Life Insurance Policy (SIG-VUL) filed electronically as Exhibit 1.A (5)(a) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(d)(2) Accidental Death Benefit Rider filed electronically as Exhibit 1.A.(5)(b) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(d)(3)   Additional Insured Rider (Term Insurance) filed electronically as
         Exhibit 1.A.(5)(c) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(d)(4) Children's Level Term Insurance Rider filed electronically as Exhibit 1.A.(5)(d) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(d)(5) Term Insurance Rider filed electronically as Exhibit 1.A.(5)(e) to Pre-Effective Amendment No.1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(d)(6) Waiver of Monthly Deduction Rider for Total Disability filed electronically as Exhibit 1.A.(5)(f) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(e)(1) Form of Application for the Flexible Premium Variable Life Insurance Policy filed electronically as Exhibit 1.A.(10) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(f)(1) Amendment and Restatement of Articles of Incorporation of American Enterprise Life dated July 29, 1986, filed electronically as Exhibit
         6.1 to the Initial Registration Statement No. 33-54471, filed on or about July 5, 1994, is incorporated herein by reference.

(f)(2) Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1)to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

(f)(3) Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated by reference.

(h)(1) Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(2) Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h)(20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.

(h)(3) Copy of Participation Agreement by and among Baron Capital Funds Trust and BAMCO, Inc. and American Enterprise Life Insurance Company, dated Sept. 1, 1999, filed electronically as Exhibit 8(j) to Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, is incorporated herein by reference.

(h)(4) Copy of Amended and Restated Participation Agreement dated May 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, Credit Suisse Trust, Credit Suisse Asset Management, LLC. and Credit Suisse Asset Management Securities, Inc. filed electronically as
         Exhibit 8.6 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated by reference.

(h)(5) Copy of Participation Agreement between American Enterprise Life Insurance Company and the Variable Insurance Products Fund, Fidelity Distributors Corporation, dated September 1, 199 filed electronically as Exhibit 1.A. (8)(a) to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(h)(6) Copy of Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and American Enterprise Life Insurance Company, dated July 15, 2002, filed electronically as
         Exhibit 8.3 to American Enterprise Variable Annuity Account's Post-Effective Amendment No. 8 to Registration Statement No. 333-92297, filed on or about October 21, 2002, is incorporated by reference.

(h)(7) Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable Insurance Products Trust , Franklin Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors, Inc.) filed electronically as Exhibit (h)(10) to Post-Effective Amendment No. 27 to Registration Statement 333-69777 is incorporated by reference.

(h)(8) Copy of Amended and Restated Participation Agreement dated June 9, 2006, by and among American Enterprise Life Insurance Company, IDS Life Insurance Company, Goldman Sachs Variable Insurance Trust and Goldman, Sachs & Co. filed electronically as Exhibit 27(h)(24) to Post-Effective Amendment No. 21 to Registration Statement No. 333-44644, is incorporated herein by reference.

(h)(9) Copy of Participation Agreement by and among American Enterprise Life Insurance Company, American Express Financial Advisors Inc., Lazard Asset Management, and Lazard Retirement Series, Inc., dated Sept, 1, 1999, filed electronically as Exhibit 8(l) to Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, is incorporated herein by reference.

(h)(10) Copy of Participation Agreement among MFS Variable Insurance Trust, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated Sept. 1, 1999, filed electronically as Exhibit 8(m) to Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, is incorporated by herein by reference.

(h)(11) Copy of Participation Agreement among Putnam Capital Manager Trust, Putnam Mutual Funds, Corp. and American Enterprise Life Insurance Company, dated Jan. 16, 1995, filed electronically as Exhibit 8.2 to Post-Effective Amendment No. 2 to Registration Statement No. 33-54471 is incorporated by herein by references.

(h)(12) Form of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as
         Exhibit 27(h) (23) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.

(h)(13) Copy of Participation Agreement by and among Royce Capital Fund and Royce & Associations, Inc. and American Enterprise Life Insurance Company dated Sept. 1, 1999, filed electronically as Exhibit 8(o) to Post-Effective Amendment No. 2 to Registration Statement No. 333-84121, is incorporated herein by reference.

(h)(14) Copy of Participation Agreement by and among Wanger Advisors Trust, Liberty Wanger Asset Management, L.P. and American Enterprise Life Insurance Company, dated August 30, 1999, filed electronically as
         Exhibit 8.12 to Post-Effective Amendment No. 11 to Registration Statement No. 333-85567, is incorporated herein by reference.

(i)      Not applicable

(j)      Not applicable

(k) Consent and Opinion of Counsel regarding legality of securities being registered is filed electronically herewith.

(l)      Actuarial Consent and Opinion of Mark Gorham, F.S.A., M.A.A.A.,
         Vice President, Insurance Product Development is filed electronically herewith.

(m) Calculations of Illustrations for SIG-VUL is filed electronically herewith.

(n) Consent of Independent Registered Public Accounting Firm is filed electronically herewith.

(o)      Not applicable.

(p)      Not applicable.

(q) American Enterprise Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit 11 to Pre-Effective Amendment No. 1 to the Registration Statement No. 333-84121, is incorporated herein by reference.

(r) Power of Attorney to sign amendments to this Registration Statement dated Jan. 2, 2007 is filed electronically herewith.

Item 27. Directors and Officers of the Depositor

Item 27. Directors and Officers of the Depositor (RiverSource Life Insurance
----------------------------------------------------------------------------
Company (previously IDS Life Insurance Company)
----------------------------------------------

Name                    Principal Business Address*    Position and Offices with Depositor
------------------------------------------------------ ----------------------------------------
Neysa M. Alecu                                         Anti-Money Laundering Officer

Gumer C. Alvero                                        Director and Executive Vice President
                                                       - Annuities

Timothy V. Bechtold                                    Director and President

Kent M. Bergene                                        Vice President - Affiliated Investments

Walter S. Berman                                       Vice President and Treasurer

Richard N. Bush                                        Senior Vice President - Corporate Tax

Pat H. Carey                                           Vice President-Fund Relations

Charles R. Caswell                                     Reinsurance Officer

Jim Hamalainen                                         Vice President - Investments

Timothy J. Masek                                       Vice President - Investments

Michelle M. Keeley                                     Vice President - Investments

Brian J. McGrane                                       Director, Executive Vice President
                                                       and Chief Financial Officer

Thomas R. Moore                                        Secretary

Thomas W. Murphy                                       Vice President - Investments

Benji Orr                                              Deputy Anti-Money Laundering Officer

Kevin E. Palmer                                        Director, Vice President and Chief Actuary

Julie A. Ruether                                       Chief Compliance Officer - Separate Accounts
                                                       and Assistant Secretary

Mark E. Schwarzmann                                    Director, Chairman of the Board
                                                       and Chief Executive Officer

Heather M. Somers                                      Assistant General Counsel and Assistant Secretary

Bridget M. Sperl                                       Executive Vice President - Client
                                                       Service

David K. Stewart                                       Vice President and Controller

* Unless otherwise noted, the business address is 70100 Amerprise Financial Center,
  Minneapolis, MN 55474.


Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant

Item 28. Persons Controlled by or Under Common Control with the Depositor or Registrant (Continued)

The following list includes the names of major subsidiaries of Ameriprise Financial, Inc.

                                                                                        Jurisdiction of
Name of Subsidiary                                                                      Incorporation

Ameriprise Financial Services Inc.                                                        Delaware
            American Express Financial Advisors Japan Inc.                                Delaware
            American Express Management Company S.A.                                      Luxembourg
Ameriprise Trust Company                                                                  Minnesota
IDS Life Insurance Company                                                                Minnesota
            IDS REO 1, LLC                                                                Minnesota
            IDS REO 2, LLC                                                                Minnesota
            American Partners Life Insurance Company                                      Arizona
            IDS Life Insurance Company of New York                                        New York
            American Enterprise Life Insurance Company                                    Indiana
                       American Enterprise REO 1, LLC                                     Minnesota
            American Centurion Life Assurance Company                                     New York
            RiverSource Tax Advantaged Investments, Inc.                                  Delaware
                       AEXP Affordable Housing Portfolio LLC                              Delaware
Ameriprise Certificate Company                                                            Delaware
            Investors Syndicate Development Corp.                                         Nevada
            American Express International Deposit Company                                Cayman Islands
American Express Insurance Agency of Alabama Inc.                                         Alabama
American Express Insurance Agency of Arizona Inc.                                         Arizona
American Express Insurance Agency of Idaho Inc.                                           Idaho
American Express Insurance Agency of Indiana Inc.                                         Indiana
American Express Insurance Agency of Massachusetts Inc.                                   Massachusetts
American Express Insurance Agency of New Mexico Inc.                                      New Mexico
American Express Insurance Agency of Texas Inc.                                           Texas
IDS Insurance Agency of Utah Inc.                                                         Utah
American Express Insurance Agency of Wyoming Inc.                                         Wyoming
American Express Insurance Agency of Maryland Inc.                                        Maryland
American Express Insurance Agency of Oklahoma Inc.                                        Oklahoma
American Express Insurance Agency of Nevada Inc.                                          Nevada
RiverSource Investments LLC                                                               Minnesota
            Advisory Capital Strategies Group Inc.                                        Minnesota
            American Express Asset Management International (Japan) Inc.                  Japan
                       Advisory Capital Partners LLC                                      Delaware
                       Advisory Select LLC                                                Delaware
                       Boston Equity General Partner LLC                                  Delaware
                       Advisory Quantitative Equity (General Partner) LLC                 Delaware
                       Advisory Credit Opportunities GP LLC                               Delaware
                       Advisory European (General Partner) Inc.                           Cayman Islands
                       Advisory Convertible Arbitrage LLC                                 Delaware
            Kenwood Capital Management LLC (51.1% owned)                                  Delaware
            IDS Capital Holdings Inc.                                                     Minnesota
American Express Asset Management International Inc.                                      Delaware
American Express Asset Management Ltd.                                                    England
IDS Management Corporation                                                                Minnesota
            IDS Partnership Services Corporation                                          Minnesota
            IDS Cable Corporation                                                         Minnesota
            IDS Futures Corporation                                                       Minnesota
            IDS Realty Corporation                                                        Minnesota
            IDS Cable II Corporation                                                      Minnesota

IDS Property Casualty Insurance Company                                                   Wisconsin
            Amex Assurance Company                                                        Illinois
            Ameriprise Auto & Home Insurance Agency, Inc.                                 Wisconsin
American Enterprise Investment Services Inc.                                              Minnesota
American Express Property Casualty Insurance Agency of Kentucky Inc.                      Kentucky
RiverSource Service Corporation                                                           Minnesota
American Express Property Casualty Insurance Agency of Maryland Inc.                      Maryland
American Express Property Casualty Insurance Agency of Mississippi Inc.                   Mississippi
American Express Property Casualty Insurance Agency of Pennsylvania Inc.                  Pennsylvania
AEFA (Jersey) Limited                                                                     Jersey, Channel Islands
Channel Islands
Securities America Financial Corporation                                                  Nebraska
            Realty Assets, Inc.                                                           Nebraska
            Securities America Advisors, Inc.                                             Nebraska
            Securities America, Inc.                                                      Nebraska
American Express Asset Management (Australia) Limited                                     Australia
Threadneedle Asset Management Holdings Ltd.                                               England
            Threadneedle Investments (Channel Islands) Ltd.                               Jersey, Channel Islands
Channel Islands
            Threadneedle Asset Management Ltd.                                            England
            Threadneedle Portfolio Services Ltd.                                          England
            Threadneedle Postfolio Managers Ltd.                                          England
            Threadneedle Investment Services Ltd.                                         England
            Threadneedle Asset Management (Nominees) Ltd.                                 England
            Threadneedle Investment Services GMbH                                         Germany
            Threadneedle Investment Advisors Ltd.                                         England
            Threadneedle International Fund Management Ltd.                               England
            MM Asset Management Ltd.                                                      England
            Eagle Star ISA Manager Ltd.                                                   England
            Eagle Star Unit Managers Ltd.                                                 England
            ADT Nominees Ltd.                                                             England
            Threadneedle International Ltd.                                               England
            Threadneedle Management Services Ltd.                                         England
                       Threadneedle Rural Property Services Ltd.                          England
                       Threadneedle Property Services Ltd.                                England
            Threadneedle Pensions Ltd.                                                    England
            Threadneedle Property GP Holdings Ltd.                                        England
            Threadneedle Property Investments Ltd.                                        England
                       Sackville TCI Property (GP) Ltd.                                   England
                       Sackville TCI Property Nominee (1) Ltd.                            England
                       Sackville TCI Property Nominee (2) Ltd.                            England
                       Sackville Property (GP) Ltd.                                       England
                       Sackville Tandem Property (GP) Ltd.                                England
                                  Sackville Tandem Property Nominee Ltd.                  England
                       Sackville TPEN Property (GP) Ltd.                                  England
                                  Sackville TPEN Property Nominee Ltd.                    England
                                  Sackville TPEN Property Nominee (2) Ltd.                England
                       Sackville TSP Property (GP) Ltd.                                   England
                                  Sackville TSP Property Nominee Ltd.                     England
                       JDM3                                                               California
            Cornbrash Park Management Company Ltd.                                        England
            Highcross (Slough) Management Ltd.                                            England
            Threadneedle Financial Services Ltd.                                          England
            Threadneedle Pension Trustees Ltd.                                            England
Sloan Financial Group                                                                     North Carolina
Ameriprise Insurance Company                                                              Wisconsin
RiverSource Distributors, Inc.                                                            Delaware
Ameriprise India Private Limited                                                          India

Item 29. Indemnification

The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an "Enterprise"), and including appeals therein (any such action or process being hereinafter referred to as a "Proceeding"), by reason of the fact that such person, such person's testator or intestate
(i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney's fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.

No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person's acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.

The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30 Principal Underwriter

Item 30.  Principal Underwriter RiverSource Distributors Inc.

(a) RiverSource Distributors Inc. is the principal underwriter, depositor or sponsor for RiverSource Variable Annuity Account 1; RiverSource Account F; RiverSource Variable Annuity Fund A; RiverSource Variable Annuity Fund B; RiverSource Variable Account 10; RiverSource Account SBS; RiverSource MVA Account; RiverSource Account MGA; RiverSource Variable Life Separate Account; RiverSource Variable Life Account; RiverSource Account for Smith Barney; RiverSource of New York Variable Annuity Account 1; RiverSource of New York Variable Annuity Account 2; RiverSource of New York Account 4; RiverSource of New York Account 7; RiverSource of New York Account 8; RiverSource of New York Variable Annuity Account; RiverSource of New York Account SBSRiverSource California Tax-Exempt Trust; RiverSource Bond Series, Inc.; RiverSource Dimensions Series, Inc.; RiverSource Diversified Income Series, Inc.; RiverSource Equity Series, Inc.; RiverSource Global Series, Inc.; RiverSource Government Income Series, Inc.; RiverSource High Yield Income Series, Inc.; RiverSource Income Series, Inc.; RiverSource International Managers Series, Inc.; RiverSource International Series, Inc.; RiverSource Investment Series, Inc.; RiverSource Large Cap Series, Inc.; RiverSource Managers Series, Inc.; RiverSource Market Advantage Series, Inc.; RiverSource Money Market Series, Inc.; RiverSource Retirement Series Trust; RiverSource Sector Series, Inc.; RiverSource Selected Series, Inc.; RiverSource Short Term Investments Series, Inc.; RiverSource Special Tax-Exempt Series Trust, Inc.; RiverSource Strategic Allocation Series, Inc.; RiverSource Strategy Series, Inc.; RiverSource Tax-Exempt Income Series, Inc.; RiverSource Tax-Exempt Money Market Series, Inc.; RiverSource Tax-Exempt Series, Inc.; Ameriprise Certificate Company.

(b)  As to each director, officer, or partner of the principal underwriter:

     Name and Principal Business Address*  Position and Offices with Underwriter
     ------------------------------------  -------------------------------------
     Neysa M. Alecu                        Anti-Money Laundering Officer

     Gumer C. Alvero                       Director

     Timothy V. Bechtold                   Director

     Paul J. Dolan                         Chief Operating Officer,
                                           Chief Administrative Officer

     Jeffrey P. Fox                        Chief Financial Officer
                                           and Treasurer

     Martin T. Griffin                     President-Outside Distribution

     Jeffrey McGregor                      President-Inside Distribution

     Thomas R. Moore                       Secretary

     Benji Orr                             Deputy Anti-Money Laundering
                                           Officer

     Scott R. Plummer                      Chief Counsel

     Julie A. Ruether                      Chief Compliance Officer

     Mark E. Schwarzmann                   Director, President and
                                           Chief Executive Officer

     William F. Truscott                   Director


* Unless otherwise noted, the business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.


Item 31. Location of Accounts and Records

The accounts and records of the Registrant are located at the offices of the Depositor at 70100 Ameriprise Financial Center Minneapolis, Minnesota
55474.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, RiverSource Life Insurance Company (previously American Enterprise Life Insurance Company), on behalf of the Registrant, has duly caused this Registration Statement to be signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Minneapolis, and State of Minnesota on the 2nd day of Jan., 2007.

                       RiverSource Variable Life Account
            (previously American Enterprise Variable Life Account)
                                 (Registrant)

                     By RiverSource Life Insurance Company
           (previously American Enterprise Life Insurance Company)
                                  (Depositor)

                          By /s/ Timothy V. Bechtold*
                             --------------------------
                                 Timothy V. Bechtold
                                 President

As required by the Securities Act of 1933, this Amendment to this Registration Statement has been signed by the following persons in the capacities indicated on the 2nd day of Jan., 2007.

Signature                                 Title


/s/  Gumer C. Alvero*              Director and Executive
---------------------              Vice President - Annuities
     Gumer C. Alvero

/s/  Timothy V. Bechtold*          Director and President
-------------------------
     Timothy V. Bechtold

/s/  Brian J. McGrane*             Director, Executive Vice President
-------------------------          and Chief Financial Officer
     Brian J. McGrane              (Principal Financial Officer)

/s/  Kevin E. Palmer*              Director, Vice President and
-------------------------          Chief Actuary
     Kevin E. Palmer

/s/  Mark E. Schwarzmann*          Director, Chairman of the Board and
-------------------------          Chief Executive Officer
     Mark E. Schwarzmann           (Chief Executive Officer)

/s/  Bridget M. Sperl*             Executive Vice President -
-------------------------          Client Services
     Bridget M. Sperl

/s/  David K. Stewart*             Vice President and Controller
-------------------------          (Principal Accounting Officer)
     David K. Stewart

* Signed pursuant to Power of Attorney, dated Jan. 2, 2007 filed electronically herewith as Exhibit (r)(1) by:



/s/ Mary Ellyn Minenko
------------------------
    Mary Ellyn Minenko
    Assistant General Counsel

CONTENTS OF INITIAL REGISTRATION STATEMENT


This Registration Statement is comprised of the following papers and documents:

The Cover Page.

Part A.

The prospectus.

Part B.

Statement of Additional Information and Financial Statements.

Part C.

Other information.

The signatures.

Exhibits.